

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0402

DC



02029902

NO ACT
P.E 12-21-2001
33-03656

March 10, 2002

Susan I. Permut
Assistant General Counsel
EMC Corporation
P.O. Box 9103
Hopkinton, MA 01748-9103

| | |
|---|---|
| Act | 1934 |
| Section | |
| Rule | 14A-8 |
| Public Availability | 3/10/2002 |

Re: EMC Corporation
Incoming letter dated December 21, 2001

Dear Ms. Permut:

This is in response to your letter dated December 21, 2001 concerning the shareholder proposal submitted to EMC Corporation by Friends Ivory & Sime, Walden Asset Management/U.S. Trust Co. of Boston, Calvert Social Investment Fund Balanced Portfolio, Calvert Social Balanced Portfolio, Calvert Social Investment Fund Enhanced Equity Portfolio and Anne Slepian. We have also received a letters from the proponents dated January 17, 2002, January 24, 2002 and January 25, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)



cc: Elizabeth McGeveran
Vice President
Friends, Ivory & Sime
220 East 42nd Street, Suite 408
New York, NY 10017

Timothy Smith
Walden Asset Management
40 Court Street
Street, Boston, MA 02108

Reno Martini
Senior Vice President and
Chief Investment Officer
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda MD 20814

Shelley Alpern
Assistant Vice President
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809



EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

Rule 14a-8(i)(3), Rule 14a-8(i)(10),
Rule 14a-8(i)(8), Rule 14a-8(e),
Rule 14a-8(f), Rule 14a-8(b) and
Rule 14a-8(c)

DEC 26 2001

December 21, 2001

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Shareholder Proposal co-sponsored by Friends Ivory & Sime, Inc., Walden Asset Management / United States Trust Company of Boston, Calvert Asset Management Company, Inc. (on behalf of Calvert Social Investment Fund Balanced Portfolio, Calvert Social Balanced Portfolio, and Calvert Social Investment Fund Enhanced Equity Portfolio), and Trillium Asset Management Corporation (on behalf of Anne Slepian)

Ladies and Gentlemen:

This letter is to inform the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it is the intention of EMC Corporation (the "Company" or "EMC"), to omit from its proxy statement and form of proxy (collectively, the "2002 Proxy Materials") for the Company's 2002 Annual Meeting of Stockholders the shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Friends Ivory & Sime, Inc., Walden Asset Management / United States Trust Company of Boston, Calvert Asset Management Company, Inc. (on behalf of Calvert Social Investment Fund Balanced Portfolio, Calvert Social Balanced Portfolio, and Calvert Social Investment Fund Enhanced Equity Portfolio) and Trillium Asset Management Corporation (on behalf of Anne Slepian), as co-proponents or co-filers (the "Proponents"), pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").[1]

[1] Unless otherwise noted, all references herein to rules shall be to Rules promulgated under the Exchange Act.

## I. The Proposal

The Proposal reads as follows:

> **Resolved:** The shareholders request the Board of EMC take the steps necessary to nominate candidates for Director so that, if elected by the shareholders, there would be a majority of independent Directors. When sufficient independent Directors are elected we request that Audit, Compensation and Nominating Committees be composed entirely of independent Directors.

A copy of the full text of the Proposal and Supporting Statement is attached hereto as Exhibit A.

## II. Substantive Grounds for Exclusion

The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") concur in its view that the Proposal and the Supporting Statement are excludable from the 2002 Proxy Materials on the basis of the following substantive Rules:

1. Rule 14a-8(i)(3), because the Proposal is vague, rendering it false and misleading in violation of the proxy rules;

2. Rule 14a-8(i)(3), because the Supporting Statement contains misleading statements, rendering it false and misleading in violation of the proxy rules;

3. Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal; and

4. Rule 14a-8(i)(8), because the Proposal relates to the election of directors.

### Bases for Exclusion

### 1. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal Is Vague, Rendering It False and Misleading in Violation of the Proxy Rules

A shareholder proposal or supporting statement may be omitted under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently recognized that a proposal is sufficiently vague and indefinite to render it materially false or misleading and justify its exclusion under Rule 14a-8(i)(3) in one or both of the circumstances described below.

(a) The Proposal Is Vague and Subjective

A proposal may be excluded where the meaning and application of terms or the standards under the proposal may be subject to differing interpretations. See, e.g., Fuqua Industries, Inc. (March 12, 1991) (proposal excluded because terms such as "any major shareholder" would be subject to differing interpretations); Wendy's International, Inc. (February 6, 1990); Hershey Foods Corp. (December 27, 1988); and Exxon Corporation (January 29, 1992) (such terms as "the company" and "considerable amount of money," when left undefined, were vague and indefinite and resulted in exclusion of the proposal without opportunity to amend).

The Proposal uses the term "independent" directors, but contains no definition or guidelines as to who constitutes an "independent" director. The concept of an "independent" director is subjective and open to interpretation because various authorities have each defined the term differently (see, e.g., Treadway Commission Report, the New York Stock Exchange Listed Company Manual, Black's Law Dictionary, corporation case law, etc.). Furthermore, a number of institutional investors and other stockholders have adopted their own varying definitions of "independence" by which they judge corporate boards of directors. Finally, the general notion of "independence" may be interpreted in light of other analogous terms that import their own definitions (see, e.g., the definitions of "non-employee director" used in Rule 16b-3 and Section 162(m) of the Internal Revenue Code of 1986, as amended). Accordingly, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(i)(3).

(b) The Proposal Provides No Guidance

A proposal may be excluded where "neither the shareholders voting on the proposal, nor the Company implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions would be taken under the proposal." See, e.g., Fuqua Industries, Inc. (March 12, 1991); Wendy's International, Inc. (February 6, 1990); Corning Inc. (February 19, 1997); Nynex Corp. (January 12, 1990); and North Fork Bancorporation (March 25, 1992). As a result, the Staff has noted that "any resultant action by the Corporation would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal." See, e.g., Jos. Schlitz Brewing Co. (March 21, 1977); Exxon Corporation (January 29, 1992).

Because the term "independent" is subjective and ambiguous as noted above, the Company believes that its shareholders are being asked to approve a proposal that provides no guidelines as to what steps the Company may be expected to take. If the Company were to seek to implement the Proposal, the Company would be left with no indication as to when and under what standard it might be able to nominate individuals to serve as members of the Company's Board of Directors (the "Company Board"). Any resultant action by the Company would have to be made without guidance and consequently in possible contravention of the intention of the shareholders who voted in favor of the Proposal. Accordingly, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(i)(3).

**2. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Supporting Statement Contains Misleading Statements, Rendering It False and Misleading in Violation of the Proxy Rules**

Rule 14a-8(i)(3) also provides that a company may omit a proposal from its proxy materials if the proposal or the supporting statement is contrary to Rule 14a-9 or the other proxy rules. Rule 14a-9 prohibits the making of materially false and misleading statements in proxy materials. The Staff has indicated that potentially false and misleading assertions included in supporting statements must either provide the factual support for the statement or be cast in the form of an opinion clearly attributable to the proponent, or be deleted. See, e.g., Rockefeller Center Properties (March 30, 1993); General Motors Corporation (March 9, 1993); and Bristol-Myers Squibb Company (March 8, 1993).

Please note that the following statements, drawn from the Supporting Statement, are misleading for the following reasons:

(a) Paragraph 2, sentence 2, beginning: "However, the EMC Board is composed primarily of inside Directors..."

This sentence refers to the proxy statement for the Company's 2000 Annual Meeting of Stockholders, held May 3, 2000 (the "2000 Proxy Statement"), and states that 5 of 8 Directors are "inside Directors" and that "2 others have close business relationships with EMC." The Company believes that it is misleading to use information regarding the Company Board from the 2000 Proxy Statement rather than the more current proxy statement for the Company's 2001 Annual Meeting of Stockholders (the "2001 Proxy Statement") because, between the date of the 2000 Proxy Statement and the date of the 2001 Proxy Statement, the composition of the Company Board changed. In addition, on December 18, 2001, the Company announced further changes to the composition of the Company Board (Exhibit B).

Furthermore, the sentence is misleading because the term "inside director" is subjective and vague and no definition is contained in the Supporting Statement. The Supporting Statement also refers to "outside directors" and "independent directors" without defining such terms. Even if one assumes that an "outside director" is a director who is not an "inside director," the term "outside director" is still vague because, as noted above, the meaning of "inside director" is vague. In addition, the term "outside director" does not appear to be synonymous with the term "independent director." Accordingly, based on the foregoing, the Company believes that each use of the terms "inside director," "outside director" and "independent director" in the Supporting Statement is vague and misleading.

Nonetheless, if it is assumed that "inside director" means directors who are also members of the Company's management (which is unclear but could be inferred from the assertions in the Supporting Statement that "management dominates the Board," and that, under an "insider Board," key Board functions are "heavily influenced by management"), then the sentence is misleading because only two (not five) Directors were members of management as set forth in the 2001 Proxy Statement. The sentence is also misleading because it is unclear which other Directors have "close business relationships" with the Company or what relationship constitutes a "close business relationship." As fully disclosed in the 2001 Proxy Statement, certain non-management Directors were involved in transactions with the Company during 2001 that were required to be disclosed under the Commission's proxy rules. The Company would not necessarily characterize any of these transactions as being evidence of a "close business relationship" and it believes that the terms of each of the transactions were fair and not less favorable to the Company than could have been obtained from unaffiliated parties.

(b) Paragraph 2, sentences 3 and 5, beginning: "In short, management dominates..." and "The Board must be a thoughtful..."

These sentences state: "In short, management dominates the Board... The Board must be a thoughtful, independent voice and not a rubber stamp for management recommendations." These statements are false and misleading and there is no basis for such an accusation. Because only two of the eight Directors listed in the 2001 Proxy Statement are members of management, there is no reason to believe that the Company Board is dominated by management. Furthermore, the clear intimation of these statements is that the Company Board is not adequately meeting its duties of managing the Company and representing the interests of the stockholders and that an "independent" Company Board would be better able to discharge these duties. There is, however, no basis to support the assertion that the Directors have not adequately satisfied their duties. Accordingly, the Company believes that these statements are misleading and impugn the character, integrity and reputation of the Directors in violation of Note (6) to Rule 14a-9.

(c) Paragraph 2, sentence 4, beginning: "Especially in periods of economic difficulty..."

This sentence states that "the widest possible breadth of perspectives on the company's strategy and operations is imperative." When read in conjunction with the preceding two sentences, this suggests that the current Company Board lacks the required "breadth of perspective." The Company believes that this suggestion is false and misleading. Each Director has a unique experience and perspective and collectively, the Company Board has considerable breadth of perspective.

(d) Paragraph 3, beginning: "One of the problems of an 'insider Board'..."

Paragraph 3 states: "One of the problems of an 'insider Board' is that key board functions and committees such as nominating new Board members, and the Audit and Compensation Committees are heavily influenced by management. It is a conflict of interest for managers to decide their own compensation packages, audit the company's financial records or develop the slate of directors." Because the Supporting Statement refers to the Company Board as "composed primarily of inside Directors" in Paragraph 2, stockholders may be led to believe that the decisions of the Company Board are "heavily influenced by management" and affected by a "conflict of interest." These statements impugn the character of the Directors by suggesting that they are not satisfying their fiduciary duties. These statements are also misleading because they cast both the Audit and Compensation Committees as being "heavily influenced" by management while, in fact, there are no management Directors who serve on the Audit Committee and, as of the date of the 2001 Proxy Statement, the majority of the Directors who served on the Compensation Committee were non-management Directors.

(e) Paragraph 5, sentence 4, beginning: "In fact, scores of shareholder resolutions..."

The Company believes that the statement "[i]n fact, scores of shareholder resolutions asking for policies of Board independence have received majority shareholder votes" is misleading. According to the August-October 2001 Corporate Governance Bulletin, published by IRRC's Corporate Governance and Global Shareholder Services and provided to the Company on November 29, 2001 by Walden Asset Management (one of the Proponents), the average vote as a percentage of shares voted for and against, abstentions excluded, in favor of proposals relating to Director independence was 20.4% in 2001 and 26.9% in 2000. This hardly supports a claim of "substantial" shareholder votes for director independence proposals. Furthermore, the same Bulletin suggests that there were twelve such proposals in the year 2000 and eight in the year 2001, which can not be characterized as "scores" of proposals.

(f) Paragraph 6, sentence 1, beginning: "We are well aware..."

This sentence states that shareholders elect the Company Board in response to the slate submitted by the Company Board, implying that there are no means for a shareholder to nominate a candidate for directorship and that, as a result, voting for the Proposal is the only way to elect an independent director. Shareholders always have the ability to nominate candidates to stand for election in opposition to the Company Board's nominees.

(g) Paragraph 6, sentence 2, beginning: "Thus, we request..."

This sentence provides: "Thus, we request that the Board take steps to *ensure* an independent Board by providing shareowners with new independent candidates for whom to vote." (Italics added). Because the election of directors is exclusively the province of shareholders, the Staff has consistently taken the position that it is not within the power of the company or its board of directors to guarantee or enforce the election of any particular type of person as a director at the annual meeting. See, e.g., Ameritech Corp. (December 29, 1994); and The Boeing Company (February 13, 2001). As a result, it is misleading to suggest that the Company Board can ensure an independent Company Board.

**3. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company Has Already Substantially Implemented the Proposal**

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." Furthermore, the Staff has not required that a company implement the action requested exactly in all details but has issued No-Action Letters in situations where the essential objective of the proposal has been satisfied. See, e.g., Masco Corporation (April 19, 1999 and March 29, 1999); Northern States Power Company (February 16, 1995); and E.I.duPont de Nemours and Company (February 14, 1995).

The Company believes that the Proposal has already been substantially implemented and the essential objective of the Proposal has already been effected because a majority of its current Directors are "independent" using various reasonably acceptable definitions of such term. Furthermore, on December 18, 2001, the Company announced the addition of Windle B. Priem to the Company Board who would be considered independent by any measure, and the resignation of two Directors. The press release related to the election of Windle B. Priem is attached hereto as Exhibit B. The Company believes that these changes to the composition of the Company Board further implement and carry out the essential objective of the Proposal. In addition, because the current Audit Committee is composed of entirely "independent" Directors and, as of the date of the 2001 Proxy Statement, the Compensation Committee was composed in such a way that a majority of its members were "independent" Directors using various reasonably acceptable definitions of the term "independent," the Company believes that the Proposal has already been substantially implemented and the essential objective of the Proposal has already been effected with respect to those committees. See, e.g., AMR Corporation (April 17, 2000) (a proposal could be omitted because the members of the board committees currently meet the criteria specified in the proposal); and Humana Inc. (February 27, 2001). Accordingly, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(i)(3).

**4. The Proposal May Be Excluded under Rule 14a-8(i)(8) Because the Proposal Relates to the Election of Directors**

Exchange Act Release No. 12,598 (July 7, 1976) states "[n]otwithstanding its applicability to any election to office, the principal purpose of [Rule 14a-8(i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto." Furthermore, in Xerox Corporation (March 9, 2001), the Staff concurred in the company's decision to exclude a proposal that related to certain Board members immediately vacating their positions and provided guidelines for selecting those directors' replacements. Xerox argued that the proposal influenced the election of directors at the upcoming shareholders' meeting by impugning certain directors who most likely would be nominees at such meeting, by asserting that the directors were "dominated and influenced by employee directors." See, e.g., Pepsi Co., Inc. (January 13, 2000) (proposal excluded after the company argued that the proposal, together with the supporting statement, appeared to question the abilities of two members of the Board who were up for re-election at the next annual meeting).

The Company believes that the Proposal's ambiguity, described above, as well as the tone of the Supporting Statement, may cause shareholders to consider the Proposal a referendum on those Directors nominated for election rather than a corporate governance matter. As noted above, the Supporting Statement contains statements that impugn the character, integrity and reputation of the Directors. By making such statements, the Proponents may be indirectly seeking to influence the outcome of the election of Directors through the Proposal. Accordingly, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(i)(8).

**III. <u>Procedural Grounds for Exclusion</u>**

The Company further respectfully requests that the Staff concur in its view that the Proposal and the Supporting Statement are excludable from the 2002 Proxy Materials with respect to certain of the Proponents on the basis of the following procedural rules:

1. Rule 14a-8(e), because the Proponent failed to timely submit the Proposal;

2. Rule 14a-8(f), because the Proponent is ineligible to submit the Proposal under Rule 14a-8(b); and

3. Rule 14a-8(c), because no shareholder may submit more than one proposal to a company for a particular shareholders' meeting.

**Bases for Exclusion**

1. **The Proposal May Be Excluded under Rule 14a-8(e) Because the Proponent Failed to Timely Submit the Proposal**

In accordance with Rule 14a-8(e), the 2001 Proxy Statement states that shareholder proposals must be received at EMC's principal executive offices no later than November 18, 2001 in order to be eligible for inclusion in the 2002 Proxy Materials. In addition, because the November 18, 2001 deadline falls on a Sunday, the Proposal must have been received at the Company's principal executive offices by Friday, November 16, 2001, the last business day preceding the deadline. See, e.g., The Procter & Gamble Company (August 1, 1983). The Staff has strictly interpreted the timeliness requirements of Rule 14a-8 and has consistently concurred with companies that have decided to omit proposals based on the fact that the proposal was not timely submitted. See, e.g., Chevron Corp. (February 10, 1998); and Gillette Co. (January 12, 1990).

The submission of Trillium Asset Management Corporation (on behalf of Anne Slepian) is deficient, and therefore excludable from the Proxy Materials under Rule 14a-8(e), because such Proponent failed to timely submit the Proposal. A more detailed discussion of the deficiencies of the submission of Trillium Asset Management Corporation (on behalf of Anne Slepian), including the basis for excluding the Proposal under Rule 14a-8(e), is provided in Schedule 4 (Exhibit C).

2. **The Proposal May Be Excluded under Rule 14a-8(f) Because the Proponent Is Ineligible to Submit the Proposal under Rule 14a-8(b)**

On numerous occasions, the Staff has concurred in a company's omission of shareholder proposals under Rule 14a-8(f) based on a proponent's failure to provide evidence of its eligibility under Rule 14a-8(b). See, e.g., Motorola, Inc. (September 28, 2001); Target Corporation (March 12, 2001); and Johnson & Johnson (January 11, 2001). Furthermore, if a company notifies a proponent of deficiencies in its submission, including the failure to provide evidence of eligibility, then pursuant to Rule 14a-8(f)(1), such proponent must transmit its response correcting such deficiencies no later than 14 calendar days from the date that it received the company's deficiency notice. The Staff has consistently concurred with companies that have chosen to exclude proposals because deficiencies were not remedied within the 14 calendar day timeframe. See, e.g., Eastman Kodak Company (February 5, 2001); McGraw-Hill Companies Inc. (November 26, 2001); and Bank of America Corp. (February 12, 2001). Although the Staff has in some instances allowed proponents to correct such deficiencies after the 14-day period, the Staff has done so only upon finding deficiencies in the company's deficiency letter. See, e.g., Sysco Corporation (August 10, 2001); and General Motors Corp. (April 3, 2001). The Company believes that an extension of the 14-day period is not warranted in the present case because the Company's notice of deficiency fully complied with the requirements of Rule 14a-8(f)(1).

The submission of Walden Asset Management / United States Trust Company of Boston ("Walden / USTCB") is deficient and therefore excludable from the 2002 Proxy Materials under Rule 14a-8(f). By letter received by Walden / USTCB on November 14, 2001, the Company notified Walden / USTCB that it had failed to submit to the Company an adequate written statement verifying its holdings as of the date of the submission of the Proposal, as required by Rule 14a-8(b). Although the Bank of New York purported to address this deficiency in a letter received by the Company on December 17, 2001, the 14-day period provided by Rule 14a-8(f)(1) for the Proponent to furnish such information to the Company had already expired. A more detailed discussion of the deficiencies of the submission of Walden/USTCB, including the basis for excluding the Proposal under Rule 14a-8(f), is provided in Schedule 2 (Exhibit C).

**3. The Proposal May Be Excluded under Rule 14a-8(c) Because No Shareholder May Submit More Than One Proposal to a Company for a Particular Shareholders' Meeting**

Rule 14a-8(c) provides that a proponent may submit no more than one proposal to a company for a particular shareholders' meeting. In situations where there has been an obvious attempt to evade the one proposal limitation, the Staff has permitted companies to omit all of the proposals. See, e.g., NMR of America, Inc. (May 11, 1993).

Where proponents act in a coordinated or arranged fashion with respect to proposals, the Staff has found such proponents to be a single proponent subject to the one proposal limitation. In reaching such results, the Staff has looked for indications that one proponent is acting on behalf or as an alter ego of or in concert with another proponent. Indicia of "acting on behalf or as an alter ego of or in concert with," which the Staff has recognized as a basis for omission under Rule 14a-8(c), include (i) the admission by a nominal proponent of the proponent's affiliation with another proponent, (ii) the absence of opposition by a nominal proponent to the assertion that such proponent's proposal is in reality submitted for a different proponent, (iii) the overall coordination, arranging and masterminding of multiple proposals by one proponent, (iv) a significant similarity in the language of proposals, supporting statements and cover letters, and (v) the existence of evidence that the true proponent authored, prepared and solicited with respect to multiple proposals. See, e.g., Weyerhaeuser Company (December 20, 1995) (omission of multiple proposals permitted where one of the two proponents did not contest the company's position that the proposals were submitted by a single proponent, the proponents worked together and had the same address, and the language in the proposals and supporting statements was similar); Albertson's Inc. (March 11, 1994) (omission of multiple proposals permitted where two proponents admitted alliance as co-chairs of a shareholders' committee, one proposal was submitted on such committee's letterhead and the other was submitted by a proponent as co-chair of the committee, and the language in the cover letters accompanying the proposals and the supporting statements was similar); Dominion Resources, Inc. (December 22, 1992) (omission of multiple proposals permitted where proposals were submitted in direct response to the company's earlier rejection of multiple proposals submitted by one proponent and each proposal bore the same postmark, was sent via certified mail with consecutive serial numbers and appeared to have been prepared using the same typewriter or word processor); Banc One Corporation (February 2, 1993); and TPI Enterprises (July 15, 1987).

Walden Asset Management ("Walden") is a division of the United States Trust Company of Boston ("USTCB"). USTCB is the parent of Boston Trust Investment Management, Inc., which is the adviser to four "socially responsible" funds: Walden Social Balanced Fund, Walden Social Equity Fund, Walden / BBT Domestic Social Index Fund and Walden / BBT International Social Index Fund. A letter from Boston Trust Investment Management, Inc. to the Company, dated November 13, 2001, states that "Walden Asset Management performs shareholder advocacy, proxy voting and other social initiatives for Boston Trust Investment Management." Based on letters received from the Proponents, other correspondence received by the Company relating to the Proposal, and the facts and circumstances related to the foregoing, all as further described below, the Company believes that Walden is the true proponent of the Proposal and that the other Proponents are merely nominal proponents acting on behalf of or in concert with Walden. Moreover, the Company believes that Walden is the true proponent of a second proposal, attached hereto as Exhibit D (the "Second Proposal"), and a third proposal, attached hereto as Exhibit E (the "Third Proposal"), and that the other proponents of each of the Second Proposal and the Third Proposal are also merely nominal proponents acting on behalf of or in concert with Walden.

The principal reasons why the Company believes that Walden is the true proponent of the Proposal and that the other Proponents are merely acting on behalf of or in concert with Walden are as follows:

- The language used in each copy of the Proposal and the Supporting Statement submitted by each Proponent is identical. See, e.g., TPI Enterprises (July 15, 1987).

- Walden submitted a letter to the Company, dated October 30, 2001, on Walden's letterhead in which it stated that USTCB is the beneficial owner of a number of the Company's shares. Timothy Smith, Senior Vice President of Walden, signed such letter. Of the three remaining letters that the Company received from the Proponents, one referred to Walden as the "co-primary filer" and one referred to Walden as the "co-sponsor."

The principal reasons why the Company believes that Walden is the true proponent of the Second Proposal and that the other proponents thereof are merely acting on behalf of or in concert with Walden are as follows:

- The language used in each copy of the Second Proposal and supporting statement thereto submitted by each proponent of the Second Proposal is identical. This is clearly visible from the fact that (i) the typographical error "S, 1797" is used (instead of "S, 1792") in every copy of the supporting statement to the Second Proposal; (ii) the typographical error "modest money" appeared in every copy of the Second Proposal as originally submitted, and (iii) the typographical error "practices policies" appears in every copy of the Second Proposal. On November 13, 2001, Boston Trust Investment Management, Inc. provided a letter to the Company stating "We noticed one typo in the resolution and enclose an amended version on behalf of ourselves and all co-filers." The attached supporting statement was modified to change "modest money" to "modest cost" and asked that all correspondence on this matter be directed to Timothy Smith, Senior Vice President of Walden. See, e.g., TPI Enterprises (July 15, 1987) (omission of multiple proposals permitted where preambles in all proposals were virtually identical and some proposals contained the same typographical error).

- Walden / BBT Domestic Social Index Fund is listed as the "primary filer" in a letter dated October 30, 2001 that was sent to the Company by Boston Trust Investment Management, Inc., which is the adviser to Walden/BBT Domestic Social Index Fund. As noted above, Walden is a division of USTCB, which is the parent of Boston Trust Investment Management, Inc. Of the eight remaining letters sent by the proponents of the Second Proposal to the Company, five state that such proponent of the Second Proposal is filing together with Walden / BBT Domestic Social Index Fund, who is described as the "primary filer."

The principal reasons why the Company believes that Walden is the true proponent of the Third Proposal and that the other proponents thereof are merely acting on behalf of or in concert with Walden are as follows:

- The language used in each copy of the Third Proposal submitted by the proponents of the Third Proposal is identical. The form of the supporting statement to the Third Proposal submitted by the Pax World Balanced Fund, Inc. and the Connecticut Retirement Plans & Trust Funds, which is attached as Exhibit F, is substantially similar to the language used in the form of the supporting statement to the Third Proposal submitted by the remaining proponents of the Third Proposal (Exhibit E). The language used in each copy of the supporting statement to the Third Proposal submitted by the remaining proponents of the Third Proposal is practically identical. With respect to the majority of the remaining proponents of the Third Proposal, it appears as though the page containing the Third Proposal and supporting statement thereto has simply been photocopied. Further evidence that the copies of the Third Proposal and the supporting statements thereto were likely generated by the same person is visible from the fact that (i) the typographical error "[t]his is contrast to" appears in ten of the 12 supporting statements to the Third Proposal, and (ii) the typographical error "2001" appears in eight of the 12 copies of the Third Proposal as originally submitted. See, e.g., TPI Industries (July 15, 1987).

- Six of the 12 cover letters that the Company received relating to the Third Proposal are substantially identical and another letter was substantially similar. Moreover, these cover letters are strikingly similar in form and content to the cover letter submitted by Walden on behalf of USTCB in favor of the Second Proposal. The first paragraphs of both cover letters include the phrase "[Our clients / We] believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term." The cover letter sent by Izetta Smith even begins: "I share Walden's belief that companies with a commitment to customers..." The second paragraphs of both cover letters are practically identical and both conclude: "We look forward to hearing from you. We would appreciate it if you would copy us on correspondence related to this matter.... Our best wishes for your continued success in serving all of your stakeholders. Sincerely..."

- Of the three responses received by the Company by electronic mail from the Sisters of Notre Dame du Namur, the Funding Exchange and the Community Church of New York sent on December 14, 2001, December 13, 2001 and December 13, 2001, respectively, all three emails are practically identical. Timothy Smith, Senior Vice President of Walden is carbon copied on each email.

- Of the 12 letters that the Company received from the proponents of the Third Proposal, one referred to Walden as the "lead filer and primary contact," one referred to USTCB as the "primary filer," one referred to Timothy Smith, Senior Vice President of Walden as the "fund manager," two referred to Walden as the "co-filer" and five referred to Timothy Smith of Walden as the "primary contact." Eight of these letters carbon copied Timothy Smith of Walden.

- Of the ten letters that the Company received in support of the claim of beneficial ownership under Rule 14a-8(b)(1) of the proponents of the Third Proposal, six were written by Walden as "manager and custodian" for such proponent. In a letter from Walden to the Company, dated November 20, 2001, Walden stated that "each of the clients for whom we hold shares of EMC has granted proxy voting discretion to Walden Asset Management.... We therefore have both investment and voting discretion with respect to all 156,883 shares of EMC Corporation" that Walden holds "in various investment management accounts for our clients..." Walden then states, "there can be no doubt that Walden is the 'beneficial owner' of all such shares as the term is used in Rule 14a-8."

The foregoing suggests that Walden is the true proponent behind the First Proposal, Second Proposal and Third Proposal. In addition to the foregoing, the Company believes that the following facts and circumstances demonstrate that Walden has been responsible for the overall coordination, arranging and masterminding of the proposals:

- Timothy Smith, Senior Vice President of Walden submitted two letters to the Company, dated October 16, 2001 (Exhibit G) and November 20, 2001 (Exhibit C, Schedule 2.5) respectively. In the letter dated October 16, 2001, Mr. Smith referred to "EMC's diversity initiatives," "corporate governance issues" and "in-person shareholder meetings." Furthermore, Mr. Smith stated as follows: "[a]t present it appears that shareholder resolutions on these three topics will be submitted. We know we speak on behalf of all the resolution sponsors when we say that we hope the submission of these resolutions will be taken in the constructive spirit in which they are meant and that they will lead to a positive dialogue with management. As we had agreed, we will keep you informed of any further actions." In the letter dated November 20, 2001, Mr. Smith purports to address the Company's assertion that Walden is the true proponent of the proposals. Mr. Smith also purports to substantiate the beneficial ownership of both the Tides Foundation and Funding Exchange. See, e.g., Banc One Corporation (February 2, 1993) (omission of multiple proposals permitted where the true proponent admitted that he arranged for the other proponents to submit proposals, established the date for filing the proposals, and worked on the text of the other proponents' proposals); and TPI Enterprises (July 15, 1987) (omission of multiple proposals permitted where one of the proponents, using the word "we," advised the company by phone to expect proposals).

- The characterizations noted above of Walden and its affiliates as "primary" or "co-primary" filer or "co-sponsor" with reference to all three proposals.

- The designation by certain of the proponents of all three proposals of Timothy Smith, Senior Vice President of Walden as the primary contact.

Accordingly, the Company believes that Walden, together with the nominal proponents of each of the Proposal, the Second Proposal and the Third Proposal (with the exception of Trillium Asset Management Corporation (on behalf of Anne Slepian), Trillium Asset Management Corporation (on behalf of Carla Kleefeld), Trillium Asset Management Corporation (on behalf of The Advocacy Fund), Unitarian Universalist Association of Congregations and Izetta Smith) constitute a single proponent subject to the one proposal limitation. All of such Proponents failed to indicate which of the Proposal, the Second Proposal or the Third Proposal they wish to include in the Proxy Materials after receiving adequate notice of deficiency from the Company. Given that the 14-day period provided by Rule 14a-8(f)(1) for the Proponent to inform the Company of any corrections to deficiencies has expired, the Company believes that it may exclude the Proposal as it relates to such Proponents under Rule 14a-8(f)(1). Substantiation for excluding the Proposal as it relates to each such Proponent is provided in the relevant Schedule attached hereto (Exhibit C).

## IV. **Conclusion**

For the reasons set forth above, the Company respectfully requests that the Staff concur with its view that it may properly omit the Proposal and the Supporting Statement from the 2002 Proxy Materials. The Company would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, the Company respectfully requests the opportunity to confer with you prior to the determination of the Staff's final position.

In accordance with Staff Legal Bulletin No. 14, section G.7., all relevant correspondence relating to each Proponent is attached hereto as a schedule to Exhibit C.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to each of the Proponents, informing them of the Company's intention to omit the Proposal and the Supporting Statement from the 2002 Proxy Materials. The Company intends to begin distribution of the definitive 2002 Proxy Materials on or after March 15, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files the definitive 2002 Proxy Materials with the Commission.

Please do not hesitate to contact the undersigned at (508) 435-1000 ext. 77254 with any questions or comments regarding this matter.

Very truly yours,



Susan I. Permut
Assistant General Counsel

cc: The Green Century Equity Fund
Bruce Wirth
Progressive Investment Management (on behalf of Chinook Fund)
Harriet Denison
Katharine King
Boston Trust Investment Management, Inc. (on behalf of Walden / BBT Domestic Social Index Fund)
Northstar Asset Management
Trillium Asset Management (on behalf of Carla Kleefeld)
A Territory Resource

Exhibit A

EMC - REQUEST TO TAKE STEPS TO CREATE AN INDEPENDENT BOARD

Introduction

As institutional investors in EMC, we believe it is imperative that our company is governed well. We believe that good corporate governance practices are in the best interests of EMC in this intensely competitive market and will protect the interests of its shareowners.

Indeed, EMC has a positive record on a number of corporate governance issues. However the EMC Board is composed primarily of inside Directors (5 out of 8 Directors listed in the 2000 proxy were employees) and 2 others have close business relationships with EMC. In short, management dominates the Board. Especially in periods of economic difficulty, the widest possible breadth of perspectives on the company's strategy and operations is imperative. The Board must be a thoughtful, independent voice and not a rubber stamp for management recommendations.

One of the problems of an "insider Board" is that key board functions and committees such as nominating new Board members, and the Audit and Compensation Committees are heavily influenced by management. It is a conflict of interest for managers to decide their own compensation packages, audit the company's financial records or develop the slate of Directors.

America's corporate leaders seem to recognize the value of Board independence. As far back as 1992, a survey of 600 directors of Fortune 1000 companies endorsed by the Business Roundtable found that 93% believed that a majority of the Board should be composed of outside, independent Directors and a majority felt the Nominating Committee should consist entirely of outside Directors. As shareowners we agree. We need Directors who are not current or former executives of EMC or representatives of major suppliers or customers.

Many U.S. corporations have adopted Codes or Governance Principles that include a commitment to a Board with a majority of outside, truly independent Directors. In addition, many institutional investors, including some of the largest pension funds in the United States, actively support independent Boards. The Council of Institutional Investors, a prestigious association of pension funds with portfolios valued over $1 trillion, has supported Board independence in its governance guidelines. In fact, scores of shareholder resolutions asking for policies of Board independence have received significant shareholder votes.

We are well aware that the shareholders elect the Board, but they do so in response to the slate submitted by the Board. Thus we request that the Board take steps to ensure an independent Board by providing shareowners with new independent candidates for whom to vote.

We believe good corporate governance requires that such changes in EMC policy and practice be phased in as soon as possible. Thus, we urge our fellow shareholders to vote for the following resolution:

Resolved: The shareholders request the Board of EMC take the steps necessary to nominate candidates for Director so that, if elected by the shareholders, there would be a majority of independent Directors. When sufficient independent Directors are elected we request that Audit, Compensation and Nominating Committees be composed entirely of independent Directors.

Exhibit B

Contact: Michael Gallant
508-293-6357
gallant_michael@emc.com

FOR IMMEDIATE RELEASE

# EMC ANNOUNCES ELECTION OF WINDLE B. PRIEM TO BOARD OF DIRECTORS

***Former CEO of Korn/Ferry International Brings 25 Years of Executive Human Resources Experience to Information Storage Leader***

HOPKINTON, Mass. – December 18, 2001 – EMC Corporation today announced the election of Windle B. Priem to its Board of Directors. Priem has spent the past 25 years at Korn/Ferry International, the world's largest executive recruiting company, including a two-year term as the firm's President and CEO. He led Korn/Ferry's successful initial public offering in February 1999. He now serves as Korn/Ferry's Vice Chairman and Director.

Mike Ruettgers, EMC's Executive Chairman, said, "Win Priem brings the type of dimension to our board that we've been seeking. He is a seasoned, independent professional who has proven himself not only as CEO of a public company, but also as an individual specializing in the critical area of human capital – the single most important ingredient for success in a world-class business. Win's experience with the world's largest executive recruiting company brings depth in high-level issues relating to 'built-to-last' management structures, compensation, recruiting, and succession planning. I look forward to Win's contributions to our future growth."

Ruettgers continued, "Our criteria for future board members will continue to focus on outstanding, experienced men and women who will help us meet the kind of business challenges that EMC can expect to face as we move toward a market opportunity that we believe will approach $100 billion over the next several years." Priem will fill the vacancy created when EMC Founder Richard J. Egan retired from the Board upon assuming the role of U.S. Ambassador to Ireland. In addition, Joseph F. Oliveri resigned recently from EMC's Board.

Priem, 64, serves as a Trustee of Worcester Polytechnic Institute (WPI). He is also a member of the Board of Overseers of the Lahey Clinic. Priem received a BSME degree from WPI and an MBA from Babson College. He also completed the Program for Management Development at Harvard Business School, and spent four years as an officer in the U.S. Navy.

EMC Corporation is the world leader in information storage systems, software, networks and services, providing the information infrastructure for a connected world. Information about EMC's products and services can be found at http://www.EMC.com.

This release contains "forward-looking statements" as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) further adverse changes in general economic conditions; (ii) further delays or reductions in information technology spending; (iii) the company's ability to effectively manage operating costs and increase operating efficiencies; (iv) further declines in revenues; (v) insufficient, excess or obsolete inventory; (vi) competitive factors, including but not limited to pricing pressures, in the computer storage and server markets; (vii) component quality and availability; (viii) rapid technological and market change and the transition to new products; (ix) the relative and varying rates of product price and component cost declines; (x) the effects of war or acts of terrorism, including the effect on the economy generally, on particular industry segments, on transportation and communication systems and on the company's ability to manage logistics in such an environment, including receipt of components and distribution of products; (xi) the ability to attract and retain highly qualified employees; (xii) the uneven pattern of quarterly sales; (xiii) fluctuating currency exchange rates; (xiv) risks associated with strategic investments and acquisitions; (xv) the Company's ability to execute on its plans; and (xvi) other one-time events and other important factors disclosed previously and from time to time in EMC's filings with the U.S. Securities and Exchange Commission.

# # #

Exhibit C

## SCHEDULES

Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Company's letter to the Commission to which these Schedules are attached.

Schedule Number 1: **Friends Ivory & Sime Inc.** (herein, "Friends"), 24-42 26th Street, Long Island City, NY 11102

Friends submitted the Proposal attached to a letter that was received by the Company on November 15, 2001 (Schedule 1.1). By letter received by Friends on November 21, 2001, the Company notified Friends of deficiencies in its submission (herein, the "deficiency letter") (Schedule 1.2). Friends responded with a letter purporting to address such deficiencies that was received by the Company on December 3, 2001 (Schedule 1.3). These letters as well as proof of receipt of the Company's deficiency letter are attached hereto.

Schedule Number 2: **Walden Asset Management / United States Trust Company of Boston** (herein, "Walden / USTCB"), 40 Court Street, Boston, MA 02108

Walden / USTCB submitted a copy of the Proposal attached to a letter that was received by the Company on November 1, 2001 (Schedule 2.1) and, by letter received by the Company on November 15, 2001 (Schedule 2.2), sought to revise the Proposal. By letter received by Walden / USTCB on November 14, 2001, the Company notified Walden / USTCB of deficiencies in its submission (herein, the "deficiency letter") (Schedule 2.3). Walden / USTCB responded with two letters purporting to address such deficiencies that were both received by the Company on November 21, 2001 (Schedule 2.4 and Schedule 2.5). The Company responded with a follow-up deficiency letter that was received by Walden / USTCB on December 10, 2001 (Schedule 2.6). The Bank of New York (herein, "BONY") responded with a letter that was received by the Company on December 17, 2001 (Schedule 2.7). Finally, Walden again responded with a letter received by the Company on December 18, 2001 to which a letter from BONY, dated December 14, 2001, was attached (Schedule 2.8). These letters as well as proof of receipt of the Company's deficiency letters are attached hereto.

Rule 14a-8(b): Through its deficiency letter, the Company notified Walden / USTCB that the written statement from BONY verifying Walden / USTCB's holdings of Company securities was dated November 14, 2001 rather than the date of submission of the Proposal, which was October 30, 2001, as is required by Rule 14a-8(b). Furthermore, the letter submitted by BONY that was received on December 17, 2001 arrived after the expiry of the 14-day period provided by Rule 14a-8(f)(1).

Schedule Number 3: **Calvert Asset Management Company, Inc. (on behalf of Calvert Social Investment Fund Balanced Portfolio, Calvert Social Balanced Portfolio, and Calvert Social Investment Fund Enhanced Equity Portfolio)** (herein, "Calvert"), 4550 Montgomery Avenue, Bethesda, MD 20814

Calvert submitted the Proposal attached to a letter that was received by the Company on October 31, 2001 (Schedule 3.1). By letter received by Calvert on November 14, 2001, the Company notified Calvert of deficiencies in its submission (the "deficiency letter") (Schedule 3.2). Calvert responded to the deficiency letter with a letter purporting to address such deficiencies that was received by the Company on November 27, 2001 (Schedule 3.3). These letters as well as proof of receipt of the Company's deficiency letter are attached hereto.

Schedule Number 4: **Trillium Asset Management Corporation (on behalf of the Anne Slepian)** (herein, "Trillium"), 711 Atlantic Avenue, Boston, MA 02111-2809

Trillium submitted the Proposal attached to a letter that was received by the Company on November 15, 2001 (Schedule 4.1). By letter received by Trillium on November 28, 2001, the Company notified Trillium of deficiencies in its submission (herein, the "deficiency letter") (Schedule 4.2). Trillium responded with a letter purporting to address such deficiencies that was received by the Company on December 10, 2001 (Schedule 4.3). These letters as well as proof of receipt of the Company's deficiency letter are attached hereto.

Rule 14a-8(e): The Proposal was submitted by Trillium, purportedly acting on behalf of Anne Slepian. In its deficiency letter, the Company stated that it had not received any communication from Anne Slepian authorizing Trillium to act on her behalf. As a result, the Company stated in its deficiency letter that Anne Slepian had failed to properly submit the Proposal prior to the deadline for submitting a proposal for inclusion in the 2002 Proxy Materials. In a letter received by the Company on December 10, 2001, Trillium attached a letter from Anne Slepian authorizing Trillium to act on its behalf. However, because such letter was received after the November 18, 2001 deadline for submitting proposals for inclusion in the 2002 Proxy Materials, it is the Company's view that neither Anne Slepian nor Trillium timely submitted the Proposal within the meaning of Rule 14a-8(e).

**SCHEDULE 1:**
**Friends Ivory & Sime**

**SCHEDULE 1.1**



**FRIENDS IVORY & SIME**


RECEIVED
NOV 15 2001
By Legal 11:30am

9 November 2001

Mr. Joe Tucci, CEO
Ms. Susan Permut, Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkington, MA 01748-9103

Dear Mr. Tucci and Ms. Permut,

Friends Ivory & Sime is a London-based investment manager with over $50 billion under management worldwide and a shareholding in EMC of 1.2 million shares. As a responsible, engaged shareholder, our firm is committed to pursuing the growth of long-term shareholder value. Included in our analysis of risk and opportunity, is an assessment of a company's corporate governance policies and practices.

Following our analysis and ongoing discussions with the company, we are concerned that the Board of Directors of EMC is not sufficiently independent. A Board composed of a majority of truly independent Directors is considered best practice. Such standards of corporate governance are designed for the effective management of a corporation, but also to protect the interest of shareholders through periods of strong performance, and more importantly, through periods of under-performance. For these reasons, we urge EMC to actively improve its corporate governance practices and further strengthen Board independence by providing a slate of candidates that, when elected, would provide for a majority of independent Directors.

Friends Ivory & Sime appreciates the time the company has taken to respond to our letters (dated 3 May and 19 July 2001) and to meet with concerned investors in late July. At that time, the company promised an additional meeting to focus on our concerns regarding its corporate governance. Although the company has not yet followed up on this promise, Ms. Polly Pearson has informed us that she will send out additional information in the coming weeks. We look for ward to this communication. However, we remained deeply concerned about the lack of independence on the company's Board of Directors.

Therefore, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934, Friends Ivory & Sime is submitting the enclosed resolution for the 2002 proxy statement. Friends Ivory & Sime is the beneficial owner of the requisite number of shares for more than one year and will own this stock at least through the annual meeting. We will be happy to provide verification of our ownership position upon request.

**Friends Ivory & Sime, Inc.**
One World Trade Center, Suite 2101, New York, NY 10048 - 0080
Telephone (212) 390 1895 Facsimile (212) 321 2085 Email info@friendsis.com




Printed on recycled paper

Friends Ivory & Sime is a co-primary filer of this resolution along with another co-primary filer, Walden Asset Management, a division of United States Trust Company of Boston, represented by Mr. Timothy Smith. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules. I also ask that you use the text of the attached resolution as it has one very slight modification to the resolution that Walden submitted on 30 October 2001.

This resolution asks the company to take the necessary steps to nominate candidates for Director in order to ensure a majority of truly independent Directors. We also ask that key Board committees be composed entirely of independent Directors. We believe that such moves to ensure independent oversight and leadership for our company will enhance shareholder value and help the company keep pace with other leading companies in terms of its corporate governance practice.

Friends Ivory & Sime would welcome the opportunity to meet with EMC to discuss the issues addressed in this resolution, in order to arrive at a solution that would allow us to withdraw the resolution. I ask that you address all future communication on this issue to both me and Timothy Smith at Walden Asset Management.

Please note that the contact information on this stationary is no longer correct. Until Friends Ivory & Sime has located a new permanent office in New York, please direct all future communication to me at the address below.

We look forward to hearing from you on this matter. Thank you.

Sincerely,



Elizabeth Elliott McGeveran
Vice President

Encl: Resolution Text

CC: Ms. Polly Pearson, Director, Investor Relations, EMC Corporation
Mr. Timothy Smith, Senior Vice President, Walden Asset Management
Mr. Peter Kaye, US Investment Manager, Friends Ivory & Sime
Mr. Richard Singleton, Director of Corporate Governance, Friends Ivory & Sime

**Temporary Address for Friends Ivory & Sime:**
24-42 26th St.
Long Island City, NY 11102
Direct Phone: 917-873-3788
Phone: 718-777-1574

EMC - REQUEST TO TAKE STEPS TO CREATE AN INDEPENDENT BOARD

Introduction

As institutional investors in EMC, we believe it is imperative that our company is governed well. We believe that good corporate governance practices are in the best interests of EMC in this intensely competitive market and will protect the interests of its shareowners.

Indeed, EMC has a positive record on a number of corporate governance issues. However the EMC Board is composed primarily of inside Directors (5 out of 8 Directors listed in the 2000 proxy were employees) and 2 others have close business relationships with EMC. In short, management dominates the Board. Especially in periods of economic difficulty, the widest possible breadth of perspectives on the company's strategy and operations is imperative. The Board must be a thoughtful, independent voice and not a rubber stamp for management recommendations.

One of the problems of an "insider Board" is that key board functions and committees such as nominating new Board members, and the Audit and Compensation Committees are heavily influenced by management. It is a conflict of interest for managers to decide their own compensation packages, audit the company's financial records or develop the slate of Directors.

America's corporate leaders seem to recognize the value of Board independence. As far back as 1992, a survey of 600 directors of Fortune 1000 companies endorsed by the Business Roundtable found that 93% believed that a majority of the Board should be composed of outside, independent Directors and a majority felt the Nominating Committee should consist entirely of outside Directors. As shareowners we agree. We need Directors who are not current or former executives of EMC or representatives of major suppliers or customers.

Many U.S. corporations have adopted Codes or Governance Principles that include a commitment to a Board with a majority of outside, truly independent Directors. In addition, many institutional investors, including some of the largest pension funds in the United States, actively support independent Boards. The Council of Institutional Investors, a prestigious association of pension funds with portfolios valued over $1 trillion, has supported Board independence in its governance guidelines. In fact, scores of shareholder resolutions asking for policies of Board independence have received significant shareholder votes.

We are well aware that the shareholders elect the Board, but they do so in response to the slate submitted by the Board. Thus we request that the Board take steps to ensure an independent Board by providing shareowners with new independent candidates for whom to vote.

We believe good corporate governance requires that such changes in EMC policy and practice be phased in as soon as possible. Thus, we urge our fellow shareholders to vote for the following resolution:

Resolved: The shareholders request the Board of EMC take the steps necessary to nominate candidates for Director so that, if elected by the shareholders, there would be a majority of independent Directors. When sufficient independent Directors are elected we request that Audit, Compensation and Nominating Committees be composed entirely of independent Directors.

**SCHEDULE 1.2**



EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 20, 2001

VIA FEDERAL EXPRESS

Walden Asset Management
40 Court Street
Boston, MA 02108
Attn: Mr. Timothy Smith

Friends Ivory & Sime
24-42 26th Street
Long Island City, NY 11102
Attn.: Ms. Elizabeth Elliott McGeveran

Dear Mr. Smith and Ms. McGeveran:

Reference is hereby made to the letter dated November 9, 2001 (the "Letter") from Friends Ivory & Sime ("Friends") to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal").

Under Rule 14a-8(c) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may only submit one shareholder proposal for a particular shareholders' meeting. Based on the Letter, other correspondence received by the Company relating to shareholder proposals, and the facts and circumstances related to the foregoing, EMC believes that Walden Asset Management ("Walden") is the true proponent of the Proposal and that Friends is merely the nominal proponent of the Proposal. The Company further believes that Walden is the true proponent of proposals submitted by other nominal proponents. EMC hereby notifies you and the other nominal proponents that pursuant to Rule 14a-8(c) of Regulation 14A of the Exchange Act, Walden, together with its nominal proponents, is eligible to submit only one proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") and that Walden and its nominal proponents must notify EMC within 14 days from the date you receive this letter which of the proposals submitted to the Company it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

Notwithstanding the foregoing, the Company hereby further notifies you that Friends has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that Friends is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, Friends must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by November 9, 2001 (the "Ownership Eligibility Requirement"). According to our records, Friends is not a registered holder of EMC securities so the Company cannot verify whether Friends meets the Ownership Eligibility Requirement. Because Friends is not the registered holder of the EMC securities it allegedly holds, Friends must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that Friends meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, Friends may prove that it meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of its EMC securities (usually a broker or bank) verifying that Friends meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by Friends with the Securities Exchange Commission reflecting its ownership of EMC securities.

Friends did not provide any of the foregoing documents with the Proposal and, instead, simply stated in the Letter that it "will be happy to provide verification of [its] ownership position upon request." However, under Rule 14a-8(b), Friends is required to provide such verification with the Proposal.

Unless Friends proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

Lastly, the Letter alleges that at our meeting in July 2001, EMC promised an additional meeting with investors to focus on corporate governance and that the Company has not followed up on this promise. To set the record straight, at our meeting in July 2001, EMC did not promise an additional meeting focusing on corporate governance. Recognizing that corporate governance was not the purpose of the July meeting, we discussed your concerns briefly and did leave the door open for further discussions on this topic. We did not, however, promise an additional meeting. In fact, Polly Pearson and I did have additional discussions with Tim Smith of Walden Asset Management on the topic of corporate governance by telephone, subsequent to our July meeting.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,



Susan I. Permut
Assistant General Counsel

# FedEx Ship
## Shipment Receipt

From:
Heather Sullivan
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748-9103

To:
Elizabeth Elliott McGeveran
(508) 435-1000
Friends Ivory & Sime
24-42 26th Street
Long Island City, NY 11102

COD Return Address:
N/A

Date: 20NOV01
Track Number: 791711334360
Service: Standard Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $6.47
Reference: Cost Center AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

## TERMS AND CONDITIONS

For complete terms and conditions see the FedEx Ship License

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You are responsible for and warrant compliance with all applicable laws, rules and regulations, including but not limited to, customs laws, import and export laws and government regulations of any country to, from, through or over which your shipment may be carried. You agree to furnish such information and complete and attach to this shipment such documents, or submit shipment data to FedEx, as necessary to comply with such laws, rules, and regulations. FedEx assumes no liability to You or any other person for any loss or expense due to Your failure to comply with this provision.

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# FedEx Ship
## Tracking Detail Report

Recipient:
Tracking #: 791711334360
Reference:
Service Type: SL

| Activity | City | St/Prov | Date | Time |
|---|---|---|---|---|
| Delivered | LONG ISLAND CITY | NY | 11/21/2001 | 12:58 PM |

Delivered To:
Signed For By: 9700
Delivery Date: 11/21/2001
Delivery Time: 12:58 PM

# FedEx Ship
## Shipment Receipt

From:
Heather Sullivan
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748-9103

To:
Timothy Smith
(617) 726-7250
Walden Asset Management
40 Court Street
Boston, MA 02108

COD Return Address:
N/A

Date: 20NOV01
Track Number: 790222653545
Service: Standard Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.94
Reference: Cost Center AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

### TERMS AND CONDITIONS

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Items Not Acceptable for Transportation. FedEx will not accept certain items for carriage, and other items may be accepted for carriage only to limited destinations or under restricted conditions. FedEx reserves the right to reject packages based upon these limitations or for reasons of safety or security. You may consult the FedEx Service Guide or Standard Conditions of Carriage for specific details.

/30315

# FedEx Ship

## Tracking Detail Report

Recipient:
Tracking #: 790222653545
Reference:
Service Type: SL

| Activity | City | St/Prov | Date | Time |
|---|---|---|---|---|
| Delivered | BOSTON | MA | 11/21/2001 | 12:16 PM |

Delivered To:
Signed For By: M.O BRIEN
Delivery Date: 11/21/2001
Delivery Time: 12:16 PM

**SCHEDULE 1.3**


RECEIVED
DEC - 3 2001
By Legal

30 November 2001

Ms. Susan I. Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkington, MA 01748-9103

Dear Ms. Permut,

This letter is in response to your letter dated 20 November 2001, which Friends Ivory & Sime ("Friends") received on 21 November 2001. I very much hope that this letter answers your concerns and will allow us to move beyond technicalities to a more productive conversation on the issues we have raised with EMC regarding its corporate governance practices. Prior to your letter, we have found the company to be open to dialog.

Below please find the additional information that you have requested. I have grouped it based on the format of your letter.

**1. Proponents and Resolution:**

As stated in our first letter, Friends wishes to submit a proposal to EMC for inclusion in its 2002 proxy statement asking for greater Board independence. In line with current US practice and SEC rulings, FIS has equal standing with Walden Asset Management ("Walden") and all other filers of this resolution. We have indicated that we are "co-primary filers" partly for your benefit as we will assume additional responsibility for organizing and communicating with other filers of this resolution as needed. Therefore, if EMC does not plan to communicate with each filer directly (e.g. changes that EMC may be making that would encourage a withdrawal of the resolution) it should communicate with Friends, and we will contact other filers.

Also, in accordance with SEC regulations Friends has only submitted one resolution for inclusion in the 2002 proxy statement. I have enclosed it for your convenience. We do not believe that there should be any confusion regarding which resolution Friends has filed.

**2. Eligibility**

Attached please find a letter from Citibank that confirms that Friends has held the requisite amount of shares for over a year and is, therefore, eligible to file the resolution. While we currently own approximately 1.2 million shares in EMC, this letter confirms that



FRIENDS
IVORY & SIME

our parent company's, Friends Provident, account held between 200,000 and 229,000 shares of EMC during the past year. Friends intents to continue to hold at least $2,000 or 1% of EMC stock through the date of the 2002 Annual General Meeting.

Further, Friends is the primary actor on behalf of Friends Provident and all the accounts we hold. We have the authority from our clients to vote all proxies on behalf of all accounts according to our corporate governance policy and to file shareholder resolutions. Currently, Friends has both investment and voting discretion over approximately 1.2 million shares of EMC.

**3. Corporate Governance Meeting**

Friends takes considerable exception to your letter's allegation that EMC did not promise an additional meeting. In fact, at our meeting in July, investors with corporate governance concerns including Walden Asset Management (represented by Mr. Tim Smith and Ms. Stefanie Haug) and Friends (represented by Mr. Richard Singleton and myself) agreed that we would table our corporate governance concerns in order to focus the discussion on the excellent diversity initiatives at EMC. The investors agreed to this, as EMC staff had said that a follow-up meeting would be scheduled to focus more directly on corporate governance issues. Perhaps the word "promise" was not used by EMC staff, but the investors who attended our meeting concur that EMC staff clearly agreed to follow-up on corporate governance at a later date. As far as Friends is concerned, this indicates an agreement or, in other words, a promise. Finally, Friends does not consider an individual conversation with Walden as follow-up on the many issues that our company raised with EMC at our meeting in July and in greater detail in letters dated 3 May and 19 July 2001.

Friends has a very clear research and engagement philosophy for companies we own that is predicated on the fact that we are all on the same side. We very much believe that management knows its operations best, but we also believe that there is a role for investor exploration and questioning of governance, social and environmental practices that may negatively impact long-term shareholder value. Friends very much wants EMC to thrive and see its stock price rise. Our preferred course of action is discussion and dialog, and we hope that we can resume our conversation about corporate governance practices early in the New Year. However, we will wait for an invitation from EMC to do so.

I would also like to draw your attention to the fact that Friends has finally located new permanent office space in New York following the events of 9-11. I would appreciate it if you would update your files and direct all further correspondence to the address below.

Friends believes that we have satisfied the direct requests of your letter dated 20 November 2001 and that there will be no further problem with including this resolution on the 2002 proxy. Previously, we have found EMC staff to be highly interested in working together





in a constructive manner. I still look forward to receiving the update from Ms. Pearson and hope to hear from the company about a meeting to address the concerns embodied in the resolution.

Sincerely,



Elizabeth Elliott McGeveran
Vice President

Encl: Citibank verification of Friends ownership
Resolution for 2002 Proxy re: Board Independence

CC: Mr. Joe Tucci, CEO, EMC Corporation
Ms. Polly Pearson, Director, Investor Relations, EMC Corporation
Mr. Peter Kaye, US Investment Manager, Friends Ivory & Sime
Mr. Richard Singleton, Director of Corporate Governance, Friends Ivory & Sime

**New Address:**
Friends Ivory & Sime
220 E. 42nd St.
Suite 408
New York, NY 10017
Direct Phone: 212-515-1950
Mobile Phone: 917-873-3788
Fax: 212-515-1919

**CITIBANK**

Citibank, N.A.
*Worldwide Securities Services*

*P.O. Box 199*
*Cottons Centre*
*Hay's Lane*
*London*
*SE1 2QT*

*Tel: 0207 500 5270*
*Fax: 0207 500 5957*

*Terry Alleyne*
*Vice President*

29 November 2001

E McGeveran
Vice President
Friends Ivory & Sime
220 E 42nd St
Suite 408
New York
NY 10017
USA

TO WHOM IT MAY CONCERN

Dear Sir or Madam

Re: FRIENDS IVORY & SIME

We, Citibank, London, as Custodian to Friends Ivory & Sime, confirm that during the period of November 2000 to date the Friends Provident Life and Pensions main fund which is managed by Friends Ivory & Sime held in our account at Citibank, New York, between 200,000 and 229,000 shares of the EMC Corp Common Stock. These are held in our nominee name, Gerlach & Co.

This letter is confirmation that Friends Ivory & Sime held at least $2000 in market value of the EMC Corp as per Rule 14a-8 of Regulation 14a of the Securities Exchange Act 1934.

Should you have any questions, please do not hesitate to contact the undersigned.

Yours faithfully
For Citibank NA, London



Terry Alleyne

EMC - REQUEST TO TAKE STEPS TO CREATE AN INDEPENDENT BOARD

Introduction

As institutional investors in EMC, we believe it is imperative that our company is governed well. We believe that good corporate governance practices are in the best interests of EMC in this intensely competitive market and will protect the interests of its shareowners.

Indeed, EMC has a positive record on a number of corporate governance issues. However the EMC Board is composed primarily of inside Directors (5 out of 8 Directors listed in the 2000 proxy were employees) and 2 others have close business relationships with EMC. In short, management dominates the Board. Especially in periods of economic difficulty, the widest possible breadth of perspectives on the company's strategy and operations is imperative. The Board must be a thoughtful, independent voice and not a rubber stamp for management recommendations.

One of the problems of an "insider Board" is that key board functions and committees such as nominating new Board members, and the Audit and Compensation Committees are heavily influenced by management. It is a conflict of interest for managers to decide their own compensation packages, audit the company's financial records or develop the slate of Directors.

America's corporate leaders seem to recognize the value of Board independence. As far back as 1992, a survey of 600 directors of Fortune 1000 companies endorsed by the Business Roundtable found that 93% believed that a majority of the Board should be composed of outside, independent Directors and a majority felt the Nominating Committee should consist entirely of outside Directors. As shareowners we agree. We need Directors who are not current or former executives of EMC or representatives of major suppliers or customers.

Many U.S. corporations have adopted Codes or Governance Principles that include a commitment to a Board with a majority of outside, truly independent Directors. In addition, many institutional investors, including some of the largest pension funds in the United States, actively support independent Boards. The Council of Institutional Investors, a prestigious association of pension funds with portfolios valued over $1 trillion, has supported Board independence in its governance guidelines. In fact, scores of shareholder resolutions asking for policies of Board independence have received significant shareholder votes.

We are well aware that the shareholders elect the Board, but they do so in response to the slate submitted by the Board. Thus we request that the Board take steps to ensure an independent Board by providing shareowners with new independent candidates for whom to vote.

We believe good corporate governance requires that such changes in EMC policy and practice be phased in as soon as possible. Thus, we urge our fellow shareholders to vote for the following resolution:

**Resolved:** The shareholders request the Board of EMC take the steps necessary to nominate candidates for Director so that, if elected by the shareholders, there would be a majority of independent Directors. When sufficient independent Directors are elected we request that Audit, Compensation and Nominating Committees be composed entirely of independent Directors.

**SCHEDULE 2:**
**Walden Asset Management / United States Trust Company**

## SCHEDULE 2.1



WALDEN ASSET MANAGEMENT
*A Division of United States Trust Company of Boston*


RECEIVED
NOV - 1 2001
By

October 30, 2001

Joe Tucci, CEO
Susan Permut, Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Mr. Tucci and Ms. Permut,

**Walden Asset Management** holds approximately **140,000 shares** of **EMC Corporation** stock on behalf of clients whose portfolios seek to achieve social as well as financial objectives. Walden Asset Management, a division of United States Trust Company of Boston, is a global investment manager with $1.2 billion in assets under management. Our clients believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Corporate governance issues relating to board independence figure prominently among their concerns.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2002 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. United States Trust Company is the beneficial owner, as defined in Rule 13d-3 of the Securities Act of 1934, of the above mentioned number of shares. We have been a shareholder for more than one year and would be happy to provide verification of our ownership position upon request. We will continue to be an investor through the stockholder meeting.

**We are a co-primary filer of this resolution along with another co-primary filer, Friends, Ivory & Sime, represented by Ms. Elizabeth McGeveran.** A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules. Until then, we welcome the opportunity to meet with EMC to discuss the issue addressed in this resolution.

We look forward to hearing from you. We would appreciate it if you would please copy correspondence related to this matter. I can be reached by phone at (617) 695-5177, by fax at (617) 227-2696, or by e-mail at Tsmith@ustrustboston.com. Our best wishes for your continued success in serving all of your stakeholders.

Sincerely,

Timothy Smith
Senior Vice President

Encl. Resolution Text
CC: Elizabeth McGeveran, Friends, Ivory & Sime

EMC - REQUEST TO TAKE STEPS TO CREATE AN INDEPENDENT BOARD

Introduction

As institutional investors in EMC, we believe it is imperative that our company is governed well. We believe that good corporate governance practices are in the best interests of EMC in this intensely competitive market and will protect the interests of its shareowners.

Indeed, EMC has a positive record on a number of corporate governance issues. However the EMC Board is composed primarily of inside Directors (5 out of 8 Directors listed in the 2000 proxy were employees) and 2 others have close business relationships with EMC. In short, management dominates the Board. Especially in periods of economic difficulty, the widest possible breadth of perspectives on the company's strategy and operations is imperative. The Board must be a thoughtful, independent voice and not a rubber stamp for management recommendations.

One of the problems of an "insider Board" is that key Board functions and committees such as nominating new Board members, and the Audit and Compensation Committees are heavily influenced by management. It is a conflict of interest for managers to decide their own compensation packages, audit the company's financial records or develop the slate of Directors.

America's corporate leaders seem to recognize the value of Board independence. As far back as 1992, a survey of 600 directors of Fortune 1000 companies endorsed by the Business Roundtable found that 93% believed that a majority of the Board should be composed of outside, independent Directors and a majority felt the Nominating Committee should consist entirely of outside Directors. As shareowners we agree. We need Directors who are not current or former executives of EMC or representatives of major suppliers or customers.

Many U.S. corporations have adopted Codes or Governance Principles that include a commitment to a Board with a majority of outside, truly independent Directors. In addition, many institutional investors, including some of the largest pension funds in the United States, actively support independent Boards. The Council of Institutional Investors, a prestigious association of pension funds with portfolios valued over $1 trillion, has supported Board independence in its governance guidelines. In fact, scores of shareholder resolutions asking for policies of Board independence have received majority shareholder votes.

We are well aware that the shareholders elect the Board, but they do so in response to the slate submitted by the Board. Thus we request that the Board take steps to ensure an independent Board by providing shareowners with new independent candidates for whom to vote.

We believe good corporate governance requires that such changes in EMC policy and practice be phased in as soon as possible. Thus, we urge our fellow shareholders to vote for the following resolution:

**Resolved:** The shareholders request the Board of EMC take the steps necessary to nominate candidates for Director so that, if elected by the shareholders, there would be a majority of independent Directors. When sufficient independent Directors are elected we request that Audit, Compensation and Nominating Committees be composed entirely of independent Directors.

**SCHEDULE 2.2**



WALDEN ASSET MANAGEMENT
*A Division of United States Trust Company of Boston*


RECEIVED
NOV 15 2001
By Legal Dept.

November 13, 2001

Joe Tucci, CEO
~~Susan Permut, Assistant General Counsel~~
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Mr. Tucci and Ms. Permut,

**Walden Asset Management, a division of United States Trust Company of Boston is a co-primary filer of this resolution along with another co-primary filer, Friends Ivory & Sime, represented by Ms. Elizabeth McGeveran.** A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules. **I also ask that you** <u>use the text of the attached resolution</u> **as it has one very slight modification to the resolution that Walden submitted on 30 October 2001.**

We are submitting the enclosed shareholder proposal for inclusion in the 2002 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. United States Trust Company is the beneficial owner, as defined in Rule 13d-3 of the Securities Act of 1934, of the above mentioned number of shares. We have been a shareholder for more than one year and would be happy to provide verification of our ownership position upon request. We will continue to be an investor through the stockholder meeting.

This resolution asks the company to take the necessary steps to nominate candidates for Director in order to ensure a majority of truly independent Directors. We also ask that key Board committees be composed entirely of independent Directors. We believe that such moves to ensure independent oversight and leadership for our company will enhance shareholder value and help the company keep pace with other leading companies in terms of its corporate governance practice.

Walden and Friends Ivory & Sime would welcome the opportunity to meet with EMC to discuss the issues addressed in this resolution, in order to arrive at a solution that would allow us to withdraw the resolution. I ask that you address all future communication on this issue to both me and Elizabeth McGeveran at Friends, Ivory & Sime.

We look forward to hearing from you. We would appreciate it if you would please copy correspondence related to this matter. I can be reached by phone at (617) 695-5177, by fax at (617) 227-2696, or by e-mail at Tsmith@ustrustboston.com. Our best wishes for your continued success in serving all of your stakeholders.

Sincerely,

Tim Smith

Timothy Smith
Senior Vice President

Encl. Resolution Text
CC: Elizabeth McGeveran, Friends, Ivory & Sime

*Investing for social change since 1975*
40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (800) 282-8782 Fax: (617) 227-3664

# EMC - REQUEST TO TAKE STEPS TO CREATE AN INDEPENDENT BOARD

## Introduction

As institutional investors in EMC, we believe it is imperative that our company is governed well. We believe that good corporate governance practices are in the best interests of EMC in this intensely competitive market and will protect the interests of its shareowners.

Indeed, EMC has a positive record on a number of corporate governance issues. However the EMC Board is composed primarily of inside Directors (5 out of 8 Directors listed in the 2000 proxy were employees) and 2 others have close business relationships with EMC. In short, management dominates the Board. Especially in periods of economic difficulty, the widest possible breadth of perspectives on the company's strategy and operations is imperative. The Board must be a thoughtful, independent voice and not a rubber stamp for management recommendations.

One of the problems of an "insider Board" is that key board functions and committees such as nominating new Board members, and the Audit and Compensation Committees are heavily influenced by management. It is a conflict of interest for managers to decide their own compensation packages, audit the company's financial records or develop the slate of Directors.

America's corporate leaders seem to recognize the value of Board independence. As far back as 1992, a survey of 600 directors of Fortune 1000 companies endorsed by the Business Roundtable found that 93% believed that a majority of the Board should be composed of outside, independent Directors and a majority felt the Nominating Committee should consist entirely of outside Directors. As shareowners we agree. We need Directors who are not current or former executives of EMC or representatives of major suppliers or customers.

Many U.S. corporations have adopted Codes or Governance Principles that include a commitment to a Board with a majority of outside, truly independent Directors. In addition, many institutional investors, including some of the largest pension funds in the United States, actively support independent Boards. The Council of Institutional Investors, a prestigious association of pension funds with portfolios valued over $1 trillion, has supported Board independence in its governance guidelines. In fact, scores of shareholder resolutions asking for policies of Board independence have received significant shareholder votes.

We are well aware that the shareholders elect the Board, but they do so in response to the slate submitted by the Board. Thus we request that the Board take steps to ensure an independent Board by providing shareowners with new independent candidates for whom to vote.

We believe good corporate governance requires that such changes in EMC policy and practice be phased in as soon as possible. Thus, we urge our fellow shareholders to vote for the following resolution:

Resolved: The shareholders request the Board of EMC take the steps necessary to nominate candidates for Director so that, if elected by the shareholders, there would be a majority of independent Directors. When sufficient independent Directors are elected we request that Audit, Compensation and Nominating Committees be composed entirely of independent Directors.

**SCHEDULE 2.3**

EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 13, 2001

VIA FEDERAL EXPRESS

Walden Asset Management
40 Court Street
Boston, MA 02108
Attn: Mr. Timothy Smith

Dear Mr. Smith:

Reference is hereby made to your letter dated October 30, 2001 (the "Letter") to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal").

Under Rule 14a-8(c) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may only submit one shareholder proposal for a particular shareholders' meeting. Based on the Letter, other correspondence received by the Company relating to shareholder proposals, and the facts and circumstances related to the foregoing, EMC believes that Walden Asset Management ("Walden") is the true proponent of the Proposal and that Funding is merely the nominal proponent of the Proposal. The Company further believes that Walden is the true proponent of proposals submitted by other nominal proponents, including Calvert Asset Management Company, Inc., Tides Foundation, Funding Exchange and Boston Trust Investment Management, Inc. EMC hereby notifies you and the nominal proponents that pursuant to Rule 14a-8(c) of Regulation 14A of the Exchange Act, Walden, together with its nominal proponents, is eligible to submit only one proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") and that Walden and its nominal proponents must notify EMC within 14 days from the date you receive this letter which of the proposals submitted to the Company it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

Notwithstanding the foregoing, the Company hereby further notifies you that Walden has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that Walden is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, Walden must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by October 30, 2001 (the "Ownership Eligibility Requirement"). According to our records, Walden is not a "registered" holder of EMC securities so the Company cannot verify whether Walden meets the Ownership Eligibility Requirement. Because Walden is not the "registered" holder of the EMC securities it allegedly holds, Walden must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14-A of the Exchange Act that Walden meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, Walden may prove that it meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of its EMC securities (usually a broker or bank) verifying that Walden meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by Walden with the Securities Exchange Commission reflecting its ownership of EMC securities.

In addition, under Rule 14a-8(b), Walden is required to provide a written statement that it intends to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

You did not provide any of the foregoing documents with the Proposal and, instead, simply stated in the Letter that you "would be happy to provide verification of [Walden's] ownership position upon request." However, under Rule 14a-8(b), you are required to provide such verification with the Proposal. You also refer to United States Trust Company in the Letter but, according to our records, that entity is also not a "record" holder of EMC securities.

Walden also failed to provide a written statement that complies with Rule 14a-8(b) regarding its intention to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting. In the Letter, Walden simply states that "[it] will continue to be an investor through the stockholder meeting." However, Walden could sell all but one share of its EMC stock and it would continue to be an investor in EMC. Thus, Walden's written statement does not comply with the specific requirements of Rule 14a-8(b) noted above.

Unless Walden proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,



Susan I. Permut
Assistant General Counsel

# FedEx Ship
## Shipment Receipt

From:
Amy Gentry
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Tim Smith
(617) 695-5177
Walden Asset Management
40 Court Street
Boston, MA 02108

COD Return Address:
N/A

Date: 13NOV01
Track Number: 791704083781
Service: Priority Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.99
Reference: AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
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Ultimate Destination: N/A

## TERMS AND CONDITIONS

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## Detailed Results

| | |
|---|---|
| **Tracking Number** | 791704083781 |
| **Reference Number** | AC1006 |
| **Ship Date** | 11/13/2001 |
| **Delivered To** | |
| **Delivery Location** | BOSTON MA |
| **Delivery Date/Time** | 11/14/2001 09:32 |
| **Signed For By** | A.APFEL |
| **Service Type** | Priority Letter |

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fedex.com Terms of Use | Contact Us!

**SCHEDULE 2.4**



WALDEN ASSET MANAGEMENT
*A Division of United States Trust Company of Boston*


NOV 21 2001
By

November 20, 2001

Susan I. Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Ms. Permut:

This letter is in response to your correspondence dated November 13, 2001 and received by us on November 14, seeking additional clarification and documentation of the proponent of the shareholder resolution addressing board independence. Walden Asset Management (Walden), the socially responsive division of United States Trust Company of Boston, is a named proponent.

As you know, Rule 14a-8 requires that a proponent be either "a record or beneficial owner" of voting securities of the registrant in order to be eligible to submit a shareholder resolution. Walden Asset Management is the "beneficial owner" of 156,883 shares of EMC Corporation as the term "beneficial owner" is used in Rule 14a-8. We hold these shares of EMC Corporation in various investment management accounts for our clients, although record ownership is in the name of CEDE & Co. and custodianship of the securities is in the Bank of New York. Documentation from the Bank of New York verifying that Walden is the beneficial owner of these shares is attached. Further, as stated previously, Walden intends to continue to hold at least $2,000 or 1% of EMC stock through the date of the 2002 Annual General Meeting.

Each of the clients for whom we hold shares of EMC has granted proxy voting discretion to Walden Asset Management. Such discretion is explicit in our investment management agreement, which constitutes the contract with our clients. We therefore have both investment and voting discretion with respect to all 156,883 shares of EMC Corporation.

There can therefore be no doubt that Walden is the "beneficial owner" of all such shares as that term is used in Rule 14a-8. That rule explicitly states that one can prove beneficial ownership by supplying copies of schedule 13D or schedule 13G or schedule 13F. Each of those three schedules is required to be filed with respect to the beneficial ownership of certain securities and beneficial ownership for those schedules is defined in Rule 13d-3(a). It is therefore clear that the definition of beneficial ownership as set forth in Rule 13d-3 is imported into Rule 14a-8. Since Rule 13d-3(a) defines beneficial ownership as possessing security, and since Walden has both with respect to EMC Corporation stock, we most certainly have beneficial ownership for purposes of eligibility under Rule 14a-8.

In addition, you might note that the staff of the Securities and Exchange Commission has issued many no-action letters based on the fact that proponents who have the power to vote the stock are eligible to submit a proposal. See, e.g., Ruddick Corporation (November 20, 1989) (proponent eligible because "they would have the right to vote these securities at the forthcoming annual meeting"); Standard Oil Company of California (February 5, 1979) (same); E.I. Pont De Nemours and Company (February 5, 1991) (proponent not eligible because as trust beneficiary not entitled to vote); Tandy Corporation (August 6, 1990) (same); Diversified Industries (March 19, 1982) (proponent ineligible because he had neither voting power nor investment power under Arizona UGMA).

Walden Asset Management is not filing any other shareholder resolution with EMC Corporation. However, several investment clients are filing a different shareholder resolution in their name. Given our understanding that proponents are permitted to file only one resolution with a company, and to avoid double counting of share positions, Walden has been careful to exclude these clients' shares from this resolution.

I trust this clears up any ambiguity on the issue of documentation of share ownership and the identity of the proponent of the resolution. Should you continue to have concerns, please call me immediately at 617-695-5177.

Sincerely,



Timothy Smith
Senior Vice President

cc: Professor Paul Neuhauser, Esq.

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N. Y. 10286

November 14, 2001

Susan Permut
Assistant General Counsel
EMC Corp.
35 Parkwood Dr.
Hopkinton, MA 01748-9103

Dear Ms. Permut:

The Bank of New York acts as custodian for United StatesTrust Company of Boston, of which Walden Asset Management is the socially responsive investment division.

We are writing to verify that United States Trust Company / Walden Asset Management currently owns 156,883 shares of EMC Corp. (Cusip # 268648102). We confirm that United States Trust Company/Walden Asset Management has held beneficial ownership of at least $2,000 in market value of the voting securities of EMC Corp., and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact Walden Asset Management directly.

Sincerely,



Michael O'Sullivan
Account Administrator

**SCHEDULE 2.5**



WALDEN ASSET MANAGEMENT
*A Division of United States Trust Company of Boston*



NOV 21 2001
By


November 20, 2001

Susan Permut
Assistant General Counsel
EMC Corporation
25 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Susan,

I received your four letters last week via Federal Express. I noted immediately that you responded to letters enclosing a resolution very quickly, when numerous letters sent to top management during the last months from major investors have gone unanswered. I wonder what this says about the state of EMC 's shareholder relations – the letters and issues that prompt a resolution go unanswered but minor questions about filing procedures receive a quick response. The concerned investors who wrote you stated again and again that they were open for dialogue but received no response from management and hence moved to sponsor official resolutions. Now it looks like EMC will be actively engaging them not on the substance of the issues but on legal technicalities regarding filing. Hardly a way to build bridges to your investors!

Your letters raise a series of issues that I will address briefly in this letter and then provide subsequent documentation. In each of the four letters you send you state "The Company further believes that Walden is the true proponent of the Proposal" and that others are merely "nominal proponents." Not only is this an outrageous and insulting charge, it demonstrates that EMC is limited in the knowledge of how the shareholder resolution process works. I'm sure the Treasurer of the State of Connecticut and representatives of investment firms such as Friends, Ivory Simes; Calvert; Pax World Fund; Trinity Health Care; and Trillium Asset Management, among others, will be interested to know that although they have been involved in this work for decades, they are only "nominal proponents." In fact, each investor acts consistent with their own policies and procedures in filing a resolution. Cooperation between sponsors, whether it is CALPERS and TIAA – CREF working together at a meeting of the Council of Institutional Investors, or religious investors co-operating at an ICCR meeting, is no indication that their independent judgement is given to another investor. It is simply a case of cooperation, a point that the SEC has ruled in favor in the past.

We also take issue with your assertion that the Tides Foundation and the Funding Exchange, as the beneficial owners of EMC stock in their separate accounts, are not able to sponsor a shareholder resolution independently simply because they are clients of Walden Asset Management. In fact, foundations such as these are eager to blend their mission and their investments. They come to firms like Walden to manage their funds because of their philosophy.

In short, as I'm sure your research into past practice and SEC rulings will confirm, being a client of a socially-concerned investment firm and co-operating with them in no way eliminates their right to act independently as an investor.

Regarding further proof of ownership, we believe the letters included with the filing letters of the Tides Foundation and the Walden/BBT Domestic Social Index Fund are responsive to the requirements set out by the SEC. In fact, they have never been challenged by other companies. However, we and our clients will be pleased to supply additional documentation which will be adequate for you and to any challenge you may send to the SEC.

Your claim that the filers did not comply with Rule 14a – 8 (b) regarding their intention to continue ownership through the 2,002 stockholder meeting is foolish. This is exactly what the filing letter says. However if you need additional letters for your files stating the proponents will do the obvious, i.e., comply with the SEC's rules, such an amended letter will be provided.

Finally, you state in each of these letters that unless the proponent "proves it is eligible to submit the Proposal" EMC will not include the proposal in its proxy materials." While you are free to follow the democratic process and file a brief with the SEC challenging the resolution and allowing the proponent to respond, you are not free to omit the resolution without the SEC's no action letter. As you'll remember from Professor Paul Neuhauser's correspondence of last year, such an action leaves EMC open to legal action, an alternative that is hardly in the best interestof the company. We look forward to further discussions on the substance of these issues.

Sincerely,



Timothy Smith
Senior Vice President

Cc: Joseph Tucci - EMC
Polly Pearson - EMC
Professor Paul Neuhauser
Heidi Soumerai – Walden Asset Mgmt
Don Kirshbaum – State of Connecticut
Gordan Judd – Trinity Health
Ellen Gurzinsky – Funding Exchange
Shelley Alpern – Trillium Asset Mgmt
Elizabeth Elliot McGovern, - FIS
Anita Green – PaxWorld Fund
Laurie Michalowski - GBPUMC
Lauren Webster- Tides Foundation

**SCHEDULE 2.6**

EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

December 7, 2001

VIA FEDERAL EXPRESS

Walden Asset Management
40 Court Street
Boston, MA 02108
Attn: Mr. Timothy Smith

Dear Mr. Smith:

Reference is hereby made to the letter dated November 20, 2001 (the "November 20 Letter") from Walden Asset Management ("Walden") to EMC Corporation (the "Company" or "EMC"), including the written statement from The Bank of New York attached thereto (the "BONY Statement"), the letter dated October 30, 2001 (the "October 30 Letter") from Walden to EMC, including the proposal attached thereto (the "Proposal"), and the letter from EMC to Walden dated November 13, 2001 (the "EMC Response Letter").

The Company hereby notifies you that, even after taking into account the November 20 Letter and the BONY Statement, Walden has still failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that Walden meets the Ownership Eligibility Requirement. The BONY Statement does not satisfy the requirements of Rule 14a-8(b) of Regulation 14A of the Securities Exchange Act of 1934, as amended (as more fully described in the EMC Response Letter). The BONY Statement is as of November 14, 2001, and not October 30, 2001, the time Walden submitted the Proposal, as required by Rule 14a-8(b).

Unless Walden proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting of Stockholders of the Company.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,



Susan I. Permut
Assistant General Counsel

# FedEx Ship
## Shipment Receipt

From:
Amy Gentry
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Tim Smith
(617) 695-5177
Walden Asset Management
40 Court Street
Boston, MA 02108

COD Return Address:
N/A

Date: 07DEC01
Track Number: 791725287265
Service: Priority Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.94
Reference: AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

## TERMS AND CONDITIONS

For complete terms and conditions see the FedEx Ship License

Agreement to Terms. By giving FedEx Your shipment, You agree to be bound by the terms and conditions specified in this document, the FedEx Service Guide and the FedEx Ship License You previously executed, all of which are incorporated herein by ref for carriage of the shipment via FedEx delivery services to destinations located outside the United States. If there is a conflict between this document and the FedEx Ship License, the FedEx Service Guide ("Service Guide") or the Standard Conditions of Carri (which are available upon request from FedEx), then in effect, the Service Guide or Standard Conditions will control, as applicable.

Customs Clearance. You hereby appoint FedEx as Your agent solely for the performance of customs clearance and certify FedEx as the nominal consignee for the purpose of designating a customs broker to perform customs clearance. In some instances, loca authorities may require additional documentation confirming FedEx's appointment. It is Your responsibility to provide proper documentation and confirmation, where required.

You are responsible for and warrant compliance with all applicable laws, rules and regulations, including but not limited to, customs laws, import and export laws and government regulations of any country to, from, through or over which your shipment may carried. You agree to furnish such information and complete and attach to this shipment such documents, or submit shipment data to FedEx, as necessary to comply with such laws, rules, and regulations. FedEx assumes no liability to You or any other perso any loss or expense due to Your failure to comply with this provision.

Letter of Instruction. If You do not complete all the documents required for carriage or if the documents submitted are not appropriate for the services or destination requested. You hereby instruct FedEx, where permitted by law to complete, correct or replace documents for You at Your expense. However, FedEx is not obligated to do so. If a substitute form of air waybill is needed to complete delivery of Your shipment and FedEx completes that document, the terms of the FedEx Ship License and this document continue to govern. FedEx is not liable to You or any other person for FedEx's actions on Your behalf under this provision.

Export Control. You authorize FedEx to act as forwarding agent for You for export and customs purposes. You hereby certify that all statements and information contained on all air waybills and SEDs relating to exportation are true and correct. You further that all Commercial Invoice information submitted via FedEx Ship is true and correct. You expressly authorize FedEx to forward all information of any nature regarding any shipment to any and all governmental or regulatory agencies which request or requin information. You acknowledge that civil and criminal penalties, including forfeiture and sale may be imposed for making false or fraudulent statements or for the violation of any United States laws on exportation, including but not limited to, 13 U.S.C. § 305; U.S.C. § 401; 18 U.S.C. § 1001; and 50 U.S.C. App. 2410. You acknowledge that this shipment is not being sent to any entity listed on the Department of Commerce's Denied Parties List 15 C.F.R. Part 764, Supp. 2, or the list of Special Designated National published by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

Items Not Acceptable for Transportation. FedEx will not accept certain items for carriage, and other items may be accepted for carriage only to limited destinations or under restricted conditions. FedEx reserves the right to reject packages based upon th limitations or for reasons of safety or security. You may consult the FedEx Service Guide or Standard Conditions of Carriage for specific details.

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## Track Shipments

# Detailed Results

Quick Help

| | |
|---|---|
| **Tracking Number** | 791725287265 |
| **Reference Number** | AC1006 |
| **Ship Date** | 12/07/2001 |
| **Delivered To** | Recept/Fmt desk |
| **Delivery Location** | BOSTON MA |
| **Delivery Date/Time** | 12/10/2001 09:04 |
| **Signed For By** | M.O BRIEN |
| **Service Type** | Priority Letter |

**Tracking Options**

- Obtain a Signature Proof of Delivery
- Email these tracking results to one or more recipients
- Track More Shipments

| Scan Activity | Date/Time | Comments |
|---|---|---|
| Delivered SOUTH BOSTON MA | 12/10/2001 09:04 | |
| On FedEx vehicle for delivery SOUTH BOSTON MA | 12/10/2001 07:30 | |
| Arrived at FedEx Destination Location SOUTH BOSTON MA | 12/08/2001 08:23 | |
| Arrived at FedEx Ramp EAST BOSTON MA | 12/07/2001 21:26 | |
| Left FedEx Origin Location FRAMINGHAM MA | 12/07/2001 20:48 | |
| Pickup status FRAMINGHAM MA | 12/07/2001 18:34 | Pre-routed meter pkg picked up |

## Email Your Detailed Tracking Results

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**SCHEDULE 2.7**

# THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286


RECEIVED
DEC 17 2001
By Legal

**December 14, 2001**

EMC Corp.
35 Parkwood Drive
Att: Susan Permut
Hopkington, Ma. 01748-9103

Dear Ms. Permut,

The Bank of New York acts as custodian for United States Trust Company of Boston, of which Walden Asset Management is a socially responsive investment division.

We are writing to verify that, as of October 30, 2001, United States Trust Company / Walden Asset Management owned **156,883 shares of EMC Corp. (Cusip # 268648102).**

We also confirm that United States Trust Company / Walden Asset Management has beneficial ownership of at least $2,000 in market value of the voting securities of **EMC**, and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact United States Trust Company / Walden Asset Management directly.

Sincerely,

Margaret W. Smith
Assistant Treasurer

**SCHEDULE 2.8**



WALDEN ASSET MANAGEMENT
*A Division of United States Trust Company of Boston*


RECEIVED
DEC 18 2001
By Legal

December 17, 2001

Ms. Susan Permut
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Ms. Permut:

On December 10th I received a FedEx Priority Overnight package which included copies of a series of letters from you dated December 7th. Included was a letter to Walden Asset Management.

You argue that the date of the letter of proof of ownership has to be the same as the filing letter. The SEC Rule does not state this and logic contradicts your position.

For example, if a resolution is filed on October 31st and a company asks for verification a few days later stating that it must be provided within 14 days, how can the proof of ownership letter be dated the same day as the filing letter when you gave the sponsor 14 days to send it to you?

Of course a sponsor can get an additional letter from the bank stating that in the days between the filing letter and the proof of ownership the shares were in the owner's account. But the SEC has never required such a letter and we don't expect they will initiate the requirement this year.

However, to be responsive, the Bank of New York is providing additional clarification on the 2 week period you are questioning. (see enclosed)

We believe the arguments made above are responsive to the points you made in the letter to Walden Asset Management.

Let me conclude by stating as other sponsors have, that we are perplexed by EMC's combative approval to these initiatives and refuse to talk about the real issues raised in the resolutions.

We stand ready to talk about these issues as I'm sure the other sponsors do.

Sincerely,



Timothy Smith
Senior Vice President

# THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

December 14, 2001

Susan Permut
Assistant General Counsel
EMC Corp.
35 Parkwood Dr.
Hopkinton, MA 01748-9103

Dear Ms. Permut:

We are writing to further clarify Walden Asset Management's ownership of EMC Corp. stock.

The Bank of New York acts as custodian for United States Trust Company Of Boston, of which Walden Asset Management is the socially responsive investment division.

We are writing to verify that, as of October 30, 2001 United States Trust Company/Walden Asset Management owned 156,883 shares of EMC Corp. (Cusip#268648102). We confirm that United States Trust Company/Walden Asset
Management has continuously had beneficial ownership of at least $2,000 In market value of the voting securities of EMC Corp., and that such beneficial ownership has existed for one or more years prior to October 30 in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact Walden Asset Management directly.

Sincerely,



Michael O'Sullivan
Assistant Vice President

*** TOTAL PAGE.01 ***

**SCHEDULE 3:**
**Calvert Asset Management**
**(on behalf of Calvert Social Investment Fund Balanced Portfolio, Calvert Social Balanced Portfolio and Calvert Social Investment Fund Enhanced Equity Portfolio)**

**SCHEDULE 3.1**





Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

October 30, 2001

Joe Tucci
Chief Executive Officer

Susan Permut
Associate General Counsel
EMC Corporation
35 Parkwood Dr.
Hopkinton, MA 01748-9103


Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

Nilloufer (Nikki) Daruwala
*Senior Social Research Analyst*
Calvert Asset Management Co.

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.657.7061
800.727.5578
301.654.2960 (fax)
nikki.daruwala@calvert.com
www.calvert.com

*An Ameritas Acacia Company*

Dear Mr. Tucci and Ms. Permut:

Calvert Asset Management Company, Inc. ("CAMCO") provides investment advice for all mutual funds sponsored by Calvert Group, Ltd. Calvert Group's family of 14 socially responsible mutual fund portfolios represents over $2.3 billion in assets. Four of our mutual funds own shares of EMC Corporation ("Corporation").

Calvert Social Investment Fund Balanced Portfolio holds 329,980 shares of common stock, the Calvert Social Balanced Portfolio holds 83,050 shares of common stock, the Calvert Social Investment Fund Enhanced Equity Portfolio holds 8,500 shares of common stock, and the Calvert Social Index Portfolio holds 10,752 shares of common stock in the Corporation as of close of business on October 26, 2001. These Funds are the beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, 98,880; 53,600, 3,200 and 5,100 shares, respectively, of these securities have been held by the respective Funds, and all mentioned Funds intend to own shares in the Corporation through the date of the 2002 annual meeting of shareholders.

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long standing EMC Corporation shareholders, Calvert is filing the enclosed resolution requesting that the company take adequate steps to create an independent Board of Directors. We understand that an identical proposal is being submitted by Stefanie Haug on behalf of Walden Asset Management. Calvert intends to act with Walden Asset Management as co-sponsors of the resolution. Ms. Haug has agreed to coordinate contact between EMC management and the other shareholders filing the proposal, including Calvert. However, Calvert would like to receive copies of all correspondence sent to Ms. Haug as it relates to the proposal. In this regard, Senior Social Research Analyst Nikki Daruwala will represent Calvert. Please feel free to contact her at (301)

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com



657-7061 or via email at nikki.daruwala@calvert.com. We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Reno Martini
Senior Vice President and Chief Investment Officer

Enclosures

Cc: Stefanie Haug, Walden Asset Management

## EMC - REQUEST TO TAKE STEPS TO CREATE AN INDEPENDENT BOARD

Introduction

As institutional investors in EMC, we believe it is imperative that our company is governed well. We believe that good corporate governance practices are in the best interests of EMC in this intensely competitive market and will protect the interests of its shareowners.

Indeed, EMC has a positive record on a number of corporate governance issues. However the EMC Board is composed primarily of inside Directors (5 out of 8 Directors listed in the 2000 proxy were employees) and 2 others have close business relationships with EMC. In short, management dominates the Board. Especially in periods of economic difficulty, the widest possible breadth of perspectives on the company's strategy and operations is imperative. The Board must be a thoughtful, independent voice and not a rubber stamp for management recommendations.

One of the problems of an "insider Board" is that key Board functions and committees such as nominating new Board members, and the Audit and Compensation Committees are heavily influenced by management. It is a conflict of interest for managers to decide their own compensation packages, audit the company's financial records or develop the slate of Directors.

America's corporate leaders seem to recognize the value of Board independence. As far back as 1992, a survey of 600 directors of Fortune 1000 companies endorsed by the Business Roundtable found that 93% believed that a majority of the Board should be composed of outside, independent Directors and a majority felt the Nominating Committee should consist entirely of outside Directors. As shareowners we agree. We need Directors who are not current or former executives of EMC or representatives of major suppliers or customers.

Many U.S. corporations have adopted Codes or Governance Principles that include a commitment to a Board with a majority of outside, truly independent Directors. In addition, many institutional investors, including some of the largest pension funds in the United States, actively support independent Boards. The Council of Institutional Investors, a prestigious association of pension funds with portfolios valued over $1 trillion, has supported Board independence in its governance guidelines. In fact, scores of shareholder resolutions asking for policies of Board independence have received majority shareholder votes.

We are well aware that the shareholders elect the Board, but they do so in response to the slate submitted by the Board. Thus we request that the Board take steps to ensure an independent Board by providing shareowners with new independent candidates for whom to vote.

We believe good corporate governance requires that such changes in EMC policy and practice be phased in as soon as possible. Thus, we urge our fellow shareholders to vote for the following resolution:

**Resolved:** The shareholders request the Board of EMC take the steps necessary to nominate candidates for Director so that, if elected by the shareholders, there would be a majority of independent Directors. When sufficient independent Directors are elected we request that Audit, Compensation and Nominating Committees be composed entirely of independent Directors.



STATE STREET.
*For Everything You Invest In*

Joseph M. Arruda
Vice President

Investment Services
P.O Box 5043
Boston, MA 02208-5043

Telephone: 617-662-0023
Facsimile: 617-988-0794
jmarruda@statestreet.com

October 29, 2001

Calvert Group, Ltd.
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of October 26, 2001, each Calvert Fund listed below held the indicated amount of shares of the stock of EMC Corporation (Cusip number 268648102). Also, each fund held the amount of shares indicated continuously for one year.

| Fund Number | Name | Shares at 10/26/01 | Shares Held for 1 Year |
|---|---|---|---|
| D805 | CSIF Balanced Portfolio | 329,980 | 98,880 |
| D835 | Calvert Social Balanced Portfolio | 83,050 | 53,600 |
| D862 | CSIF Enhanced Equity Portfolio | 8,500 | 3,200 |
| D872 | Calvert Social Index Portfolio | 10,752 | 5,100 |

Please feel free to contact me if you need any further information.

Sincerely,

Joseph Arruda

Joseph M. Arruda
Vice President

**SCHEDULE 3.2**


EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 13, 2001

VIA FEDERAL EXPRESS

Walden Asset Management
40 Court Street
Boston, MA 02108
Attn: Ms. Stephanie Haug

Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814
Attn: Ms. Nikki Daruwala

Dear Ms. Haug and Ms. Daruwala:

Reference is hereby made to the letter dated October 30, 2001 (the "Letter") from Calvert Asset Management Company, Inc., as adviser to mutual funds sponsored by Calvert Group Ltd. ("CAMCO"), to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal").

Under Rule 14a-8(c) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may only submit one shareholder proposal for a particular shareholders' meeting. Based on the Letter, other correspondence received by the Company relating to shareholder proposals, and the facts and circumstances related to the foregoing, EMC believes that Walden Asset Management ("Walden") is the true proponent of the Proposal and that CAMCO is merely the nominal proponent of the Proposal. The Company further believes that Walden is the true proponent of proposals submitted by other nominal proponents, including Boston Trust Investment Management, Inc., Tides Foundation, and Funding Exchange. EMC hereby notifies you and the other nominal proponents that pursuant to Rule 14a-8(c) of Regulation 14A of the Exchange Act, Walden, together with its nominal proponents, is eligible to submit only one proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") and that Walden and its nominal proponents must notify EMC within

14 days from the date you receive this letter which of the proposals submitted to the Company it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

Notwithstanding the foregoing, the Company hereby further notifies you that CAMCO has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that CAMCO is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, CAMCO must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by October 30, 2001 (the "Ownership Eligibility Requirement"). According to our records, CAMCO is not a registered holder of EMC securities so the Company cannot verify whether CAMCO meets the Ownership Eligibility Requirement. Because CAMCO is not the registered holder of the EMC securities it allegedly holds, CAMCO must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that CAMCO meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, CAMCO may prove that it meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of its EMC securities (usually a broker or bank) verifying that CAMCO meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by CAMCO with the Securities Exchange Commission reflecting its ownership of EMC securities.

In addition, under Rule 14a-8(b), CAMCO is required to provide a written statement that it intends to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

CAMCO submitted a written statement from State Street Investment Services ("State Street") with the Letter. However, State Street's written confirmation of the number of shares of EMC stock held by CAMCO is as of October 26, 2001, and not October 30, 2001, the time CAMCO submitted the Proposal, as required by Rule 14a-8(b).

CAMCO also failed to provide a written statement that complies with Rule 14a-8(b) regarding its intention to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting. In the Letter, CAMCO simply states that it intends "to own shares in the Corporation through the date of the 2002 annual meeting of shareholders." However, CAMCO could sell nearly all of its EMC securities and it would continue to own shares in EMC. Thus, CAMCO's written statement does not comply with the specific requirements of Rule 14a-8(b) noted above.

Unless CAMCO proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,



Susan I. Permut
Assistant General Counsel

FROM: Amy Gentry (508)435-1000
EMC Corporation
35 Parkwood Dr.

Hopkinton, MA 01748


FedEx
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SHIP DATE: 13NOV01
MAN-WGT: 1 LBS

TO: Ms. Nikki Daruwala (301)657-7061
Calvert Asset Mgmt. Company, Inc
4550 Montgomery Avenue

Bethesda, MD 20814-

REF: AC1006



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# FedEx Ship
## Tracking Detail Report

Recipient:
Tracking #: 790215683395
Reference:
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| Activity | City | St/Prov | Date | Time |
|---|---|---|---|---|
| Delivered | ROCKVILLE | MD | 11/14/2001 | 9:50 AM |
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| Left FedEx Origin Location | FRAMINGHAM | MA | 11/13/2001 | 8:39 PM |
| Arrived at FedEx Ramp | EAST BOSTON | MA | 11/13/2001 | 8:22 PM |
| Pickup status | FRAMINGHAM | MA | 11/13/2001 | 6:13 PM |

Delivered To: Shipping/Receiving
Signed For By: J.BRODY
Delivery Date: 11/14/2001
Delivery Time: 9:50 AM

Status Exception: Pre-routed meter pkg picked up

# FedEx Ship
## Shipment Receipt

From:
Amy Gentry
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Ms. Stephanie Haug
(617) 695-5177
Walden Asset Management
40 Court Street
Boston, MA 02108

COD Return Address:
N/A

Date: 13NOV01
Track Number: 791704148830
Service: Standard Overnight
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Weight: 1 LBS
Dimensions: N/A
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Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.94
Reference: AC1006

COD Shipment: No
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Include Freight: N/A

Document Shipment: N/A
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| **Tracking Number** | 791704148830 |
| **Reference Number** | AC1006 |
| **Ship Date** | 11/13/2001 |
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## SCHEDULE 3.3


RECEIVED
NOV 2 7 2001
By Legal


Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

November 26, 2001

Via Overnight Mail
Ms. Susan I. Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

An Ameritas Acacia Company

Dear Ms. Permut:

I am writing on behalf of the Calvert Social Investment Fund, Calvert Social Index Fund, Inc., and Calvert Variable Series, Inc. (collectively, the "Funds"), as Assistant Secretary to each of the Funds and as counsel to Calvert Asset Management Company, Inc. ("Calvert") in response to your letter dated November 13, 2001 concerning our (co-sponsored with Walden Asset Management) recent submission of a shareholder resolution to EMC.

Our October 30, 2001 correspondence, in which we relayed the shareholder resolution requesting the company "Take Steps to Create an Independent Board," was submitted on behalf of the above-mentioned Funds by Calvert, acting as their investment adviser. This is a standard contractual arrangement wherein as the investment adviser/portfolio manager to the Funds, Calvert is authorized to make investments for, and act on behalf of, the Funds per the attached investment advisory agreements, which I believe should address the concerns you raise. I also attach the Prospectuses for the respective Funds, highlighting the discussion of the Funds'/investment adviser's shareholder advocacy responsibilities, for your additional reference.

In addition, I attach updated correspondence from State Street providing confirmation of the number of shares of EMC stock held by the respective Funds/Calvert, as of October 30, 2001 (the date that Calvert submitted the proposal). Further, please note that each Fund intends to continue ownership of EMC securities, satisfying the Ownership Requirement, through the date of the 2002 Annual Meeting.

Accordingly, we request that you continue to process the shareholder resolution per the Shareholder Proposal Rules of Section 14a-8 of the Securities

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com

Exchange Act of 1934. Nonetheless, please feel free to contact me at (301) 951-4858 with any further questions.

Truly Yours,



Ivy Wafford Duke
Associate General Counsel

cc: Julie Gorte (Director, Social Research Department)
Nikki Daruwala (Shareholder Advocacy Coordinator, Social Research Department)



STATE STREET.

Global Investor Services Group
P.O. Box 1713
Boston, MA 02105-1713

Telephone:
Facsimile:

November 26, 2001

Calvert Group, Ltd.
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of October 30, 2001, each Calvert Fund listed below held the indicated amount of shares of the stock of EMC Corporation (Cusip number 268648102). Also, each fund held the amount of shares indicated continuously for one year.

| Fund Number | Name | Shares at 10/30/01 | Shares Held for 1 Year |
|---|---|---|---|
| D805 | CSIF Balanced Portfolio | 329,980 | 98,880 |
| D835 | Calvert Social Balanced Portfolio | 83,050 | 53,600 |
| D862 | CSIF Enhanced Equity Portfolio | 8,500 | 3,200 |
| D872 | Calvert Social Index Portfolio | 10,752 | 5,100 |

Please feel free to contact me if you need any further information.

Sincerely,

Thomas A. Spencer
Officer
State Street Corporation

**<u>SCHEDULE 4</u>:**
**Trillium Asset Management**
**(on behalf of Anne Slepian)**

**SCHEDULE 4.1**



Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

*Investing for a Better World*

Joseph Tucci
President and CEO
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103


RECEIVED
NOV 1 5 2001
By

Via fax and special delivery

November 15, 2001

Dear Mr. Tucci:

I am authorized to notify you of our intention to present the enclosed proposals for consideration and action by the stockholders at the next annual meeting. Trillium Asset Management submits these resolutions for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. These three proposals are identical to those being submitted by with several other investors, and we are filing in cooperation with them.

As you may recall, Trillium Asset Management took part in last July's meeting between shareholders and yourself, Polly Pearson and Susan Perlmut, in which we discussed equal employment issues. We appreciated the briefing and were optimistic that EMC would consider seriously our request for EEO-1 data and the other concerns that we raised, board diversity and board independence. Since that time, we have been dismayed by the company's loss or misplacement of letters in which we, as a group and individually, have attempted to follow up, particularly given EMC's loss of Walden Asset Management's shareholder proposal last fall. We are further disheartened by EMC's active support of the Massachusetts legislation to eliminate the need for in-person meetings, given the degree of difficulty we have experienced in bringing our concerns to the attention of management. In total, the perspective that comes across, whether willingly or inadvertently, is one of indifference to shareholder concerns. We hope that these filings will help to catalyze the dialogue with EMC that we have been seeking.

Collectively, our clients hold approximately 440,000 shares in EMC stock. We are filing the proposal addressing the establishment of an <u>independent board</u> on behalf of our client Anne Slepian, who is the beneficial owner of 200 shares of EMC stock purchased more than one year prior to this date. We will soon forward to you a letter from Ms. Slepian authorizing Trillium Asset Management to represent her in this matter, and provide verification of her ownership of these shares.





On behalf of Ms. Carla Kleefeld, we are filing the enclosed proposal concerning in-person annual stockholder meetings. We are an investment advisor to Ms. Kleefeld, who is the beneficial owner of 1,000 shares of EMC stock purchased more than one year prior to this date. We will soon forward to you a letter from Ms. Kleefeld authorizing Trillium Asset Management to represent her in this matter, along with verification of her ownership of these shares.

Regarding the board diversity resolution; Trillium Asset Management is filing on behalf of The Advocacy Fund, to which we are an advisor. The Advocacy Fund holds 2,075 shares of EMC common stock. Verification of ownership will be submitted shortly.

We hope that you will consider our proposals carefully and look forward to your response.

Sincerely,



Shelley Alpern
Assistant Vice President
Trillium Asset Management

Cc: Susan Perlmut, General Counsel
Polly Pearson, Vice President of Global Investor Relations

**Whereas**: Employees, customers, and stockholders have a greater diversity of backgrounds than ever before in our nation's history. We believe that the composition of the Boards of Directors of major corporations should reflect this diversity if our company is going to remain competitive in this new century.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is contrast to many leading companies. A report by the Investor Responsibility Research Center (IRRC) states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

To remain a competitive business leader in an increasingly diverse global marketplace, we must promote the best-qualified people regardless of race, gender, sexual orientation or background. A 1998 American Management Association report states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

Also, we believe that the judgement and perspectives of a diverse board will improve the quality of corporate decision-making. A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

We therefore, urge our company to enlarge its search for qualified board members.

**Resolved**: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women or minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2002 annual shareholder meeting, to include a description of:

   - Efforts to encourage diversified representation on the board;
   - Criteria for board qualification;
   - The process of selecting board nominees;

**Concluding Statement**: We are confident that the management and leadership of EMC share the belief that diversity in its workforce makes the company stronger. EMC's policies and programs supporting diversity are strong and evident. Our company is proud of its equal employment opportunity record and has many creative programs in place to advance EMC's diversity goals. We believe the Board is sensitive to the importance of diversity and wishes to move forward. This resolution is to encourage the Board to declare its intentions as a matter of principle and to describe a plan to move EMC toward a more diverse Board.

**Whereas:** EMC was a strong and public backer of legislation (S 1797) in the Commonwealth of Massachusetts that would have allowed Massachusetts corporations to eliminate face-to-face annual meetings in favor of "virtual meetings" broadcast over the Internet. The provision allowing the elimination of face-to-face annual meetings was removed from the legislation following a strong public backlash that included investment organizations and citizens groups. In defense of its lobbying activities, EMC spokesman Mark Frederickson stated that "An annual meeting as a forum for public causes - that's not the purpose." **We are disappointed with this characterization. Stockholders have a right to raise questions about financial and social issues that affect EMC's bottom-line and image.**

We support the use of new technologies to make annual meetings accessible to stakeholders who cannot attend in person, but do not believe that Internet-only meetings should be in lieu of traditional in-person annual meetings. We believe the tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings would allow companies to control which questions and concerns are heard. Last year, EMC limited questions from the floor, an unusual practice in corporate America. Face-to-face annual meetings should allow for an unfiltered dialogue between shareholders and management, in the spirit of America's finest democratic tradition.

The Council of Institutional Investors, a coalition of 120 of America's largest pension funds with portfolios valued over $1 trillion, has among its published corporate governance guidelines for effective governance of public companies, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, we believe in-person annual meetings are necessary for several reasons:

- The digital divide persists in the United States and not all shareholders have access to computers for online meetings.
- Internet-only meetings limit media access to assembled shareholders. Open media reporting not only serves to protect the financial interest of shareholders, but also the democratic interests of citizens and the state.
- While some corporations have argued that eliminating the face-to-face annual meeting is a way to reduce costs and improve efficiency, we believe maintaining our democracy at a modest cost and the investment in creating an annual space for shareholder dialogue is money well spent.
- Annual meetings are one of the few opportunities for top management and the Board to interact directly with a broad cross-section of their shareholders.

**Resolved:** Shareholders request that EMC Corporation adopt a corporate governance policy affirming the continuation of in-person annual meetings, adjust its corporate practices policies accordingly, and make this policy available publicly to investors.

**Concluding Statement:** We are concerned that our management was such a strong supporter of legislation that would have allowed for the discontinuation of in-person annual stockholder meetings. We believe EMC's support for such legislation is a serious step backwards for shareholder rights. Therefore, we ask our fellow shareholders to vote for this resolution supporting shareholder democracy.

EMC - REQUEST TO TAKE STEPS TO CREATE AN INDEPENDENT BOARD

**Introduction**

As institutional investors in EMC, we believe it is imperative that our company is governed well. We believe that good corporate governance practices are in the best interests of EMC in this intensely competitive market and will protect the interests of its shareowners.

Indeed, EMC has a positive record on a number of corporate governance issues. However the EMC Board is composed primarily of inside Directors (5 out of 8 Directors listed in the 2000 proxy were employees) and 2 others have close business relationships with EMC. In short, management dominates the Board. Especially in periods of economic difficulty, the widest possible breadth of perspectives on the company's strategy and operations is imperative. The Board must be a thoughtful, independent voice and not a rubber stamp for management recommendations.

One of the problems of an "insider Board" is that key Board functions and committees such as nominating new Board members, and the Audit and Compensation Committees are heavily influenced by management. It is a conflict of interest for managers to decide their own compensation packages, audit the company's financial records or develop the slate of Directors.

America's corporate leaders seem to recognize the value of Board independence. As far back as 1992, a survey of 600 directors of Fortune 1000 companies endorsed by the Business Roundtable found that 93% believed that a majority of the Board should be composed of outside, independent Directors and a majority felt the Nominating Committee should consist entirely of outside Directors. As shareowners we agree. We need Directors who are not current or former executives of EMC or representatives of major suppliers or customers.

Many U.S. corporations have adopted Codes or Governance Principles that include a commitment to a Board with a majority of outside, truly independent Directors. In addition, many institutional investors, including some of the largest pension funds in the United States, actively support independent Boards. The Council of Institutional Investors, a prestigious association of pension funds with portfolios valued over $1 trillion, has supported Board independence in its governance guidelines. In fact, scores of shareholder resolutions asking for policies of Board independence have received majority shareholder votes.

We are well aware that the shareholders elect the Board, but they do so in response to the slate submitted by the Board. Thus we request that the Board take steps to ensure an independent Board by providing shareowners with new independent candidates for whom to vote.

We believe good corporate governance requires that such changes in EMC policy and practice be phased in as soon as possible. Thus, we urge our fellow shareholders to vote for the following resolution:

---

**Resolved:** The shareholders request the Board of EMC take the steps necessary to nominate candidates for Director so that, if elected by the shareholders, there would be a majority of independent Directors. When sufficient independent Directors are elected we request that Audit, Compensation and Nominating Committees be composed entirely of independent Directors.

**SCHEDULE 4.2**

EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 27, 2001

VIA FEDERAL EXPRESS

Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809
Attn: Ms. Shelley Alpern

Dear Ms. Alpern:

Reference is hereby made to the letter dated November 15, 2001 (the "Letter") from Trillium Asset Management ("Trillium") to EMC Corporation (the "Company" or "EMC"), including the three proposals attached thereto (collectively, the "Proposals").

Under Rule 14a-8 of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the shareholder seeking to submit a proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") must have submitted the proposal to EMC and such proposal must have been received at the Company's principal executive offices on or before November 18, 2001. Trillium purports to be submitting the Proposals on behalf of three of its clients (collectively, the "Clients"). In the Letter, Trillium represents that each Client will provide a letter to EMC indicating that Trillium is authorized to submit the respective Proposal on such Client's behalf. To date, the Company has not received any communication from any Client with respect to the Proposals nor has Trillium provided EMC with any authorization from the Clients for Trillium to submit a Proposal on their behalf, despite stating in the Letter that such authorizations would be forthcoming. As a result, EMC believes that the Clients have failed to properly submit the Proposals prior to November 18, 2001, the deadline for submitting a proposal for the 2002 Annual Meeting under Rule 14a-8 of Regulation 14A of the Exchange Act. Accordingly, EMC will not include any of the Proposals in its proxy materials for the 2002 Annual Meeting.

The Company hereby further notifies you that each Client has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that such

Client is eligible to submit its respective Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, the Client must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by November 15, 2001 (the "Ownership Eligibility Requirement"). According to our records, none of the Clients is a registered holder of EMC securities so the Company cannot verify whether any Client meets the Ownership Eligibility Requirement. Because none of the Clients is the registered holder of the EMC securities it allegedly holds, each Client must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that it meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, each Client may prove that it meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of its EMC securities (usually a broker or bank) verifying that the Client meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by the Client with the Securities Exchange Commission reflecting its ownership of EMC securities.

In addition, under Rule 14a-8(b), each Client is required to provide a written statement that it intends to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

None of the Clients has provided any of the foregoing documents with its respective Proposal. Trillium states in the Letter that each Client will be providing verification of its ownership of EMC securities. Under Rule 14a-8(b), the Client is required to provide such verification with its Proposal and, notwithstanding the foregoing, has failed to provide such verification by November 18, 2001, the deadline for submitting a proposal for the 2002 Annual Meeting.

Each Client also failed to provide a written statement that complies with Rule 14a-8(b) regarding its intention to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

Alternatively, if Trillium is submitting the Proposals on its own behalf (and not on behalf of the Clients as stated in the Letter), then the Company believes that Trillium has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that Trillium is eligible to submit one of the Proposals for inclusion in EMC's proxy materials for the 2002 Annual Meeting. According to our records, Trillium is not a registered holder of EMC securities so the Company cannot verify whether Trillium meets the Ownership Eligibility Requirement. Because Trillium is not the registered holder of the EMC securities it allegedly holds, Trillium, as noted above, must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that it meets the Ownership Eligibility Requirement. Trillium did not provide any verification that it meets the Ownership Eligibility Requirement. In fact, there is no indication in the Letter that Trillium holds any EMC securities.

Trillium also failed to provide a written statement that complies with Rule 14a-8(b) regarding its intention to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

Unless Trillium proves that it is eligible to submit one of the Proposals in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include any of the Proposals in its proxy materials for the 2002 Annual Meeting.

Notwithstanding the foregoing, EMC hereby further notifies you that under Rule 14a-8(c), Trillium (assuming it is eligible to submit a shareholder proposal under Rule 14a-8) may submit only one of the Proposals for inclusion in the Company's proxy materials for the 2002 Annual Meeting. Accordingly, to the extent Trillium believes that it is eligible to submit a Proposal, it must notify EMC within 14 days from the date you receive this letter which of the Proposals it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposals in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposals or ultimately omit the Proposals from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,



Susan I. Permut
Assistant General Counsel

# FedEx Ship
## Shipment Receipt

From:
Amy Gentry
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Ms. Shelley Alpern
(617) 423-6655
Trillium Asset Management Corp.
711 Atlantic Avenue
Boston, MA 02111

COD Return Address:
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Date: 27NOV01
Track Number: 790227409876
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Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.94
Reference: AC1006

COD Shipment: No
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Secured Check: N/A
Include Freight: N/A

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Commodities: N/A
Total Customs Value: N/A
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| **Tracking Number** | 790227409876 |
| **Reference Number** | AC1006 |
| **Ship Date** | 11/27/2001 |
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**SCHEDULE 4.3**



Trillium
ASSET MANAGEMENT

Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

*Investing for a Better World*

Susan I. Permut
Assistant General Counsel
EMC Corporation
25 Parkwood Drive
Hopkinton, MA 01748-9103

December 10, 2001

Dear Ms. Permut

I write to reply to your letter of November 27, 2001, regarding outstanding documentation that TRILLIUM ASSET MANAGEMENT CORPORATION needs to provide EMC Corporation in connection with the shareholder proposals for which our clients are co-proponents.

Please find attached:

1) A signed letter from our client Anne Slepian authorizing TRILLIUM ASSET MANAGEMENT CORPORATION on her behalf to (co)file the proposal regarding an independent board, and declaring her intent to hold her position in EMC through the 2002 annual meeting.

2) Signed letters from Charles Schwab & Co. and Fleet Investment Services Group establishing Ms. Slepian's ownership of the requisite position for over one year and her beneficial ownership. (Please note: The letters are fax copies. You will be receiving originals from Schwab and Fleet shortly, if they have not been received already.)

Under separate cover from the Forum Funds, you are being sent via overnight mail:

3) A signed letter authorizing TRILLIUM ASSET MANAGEMENT CORPORATION to (co)file the proposal regarding board diversity on behalf of the Advocacy Fund. TRILLIUM ASSET MANAGEMENT CORPORATION is investment advisor to Forum Funds, an open-end investment management company of which the Advocacy Fund is a series.

4) A signed separate letter from Forum Funds confirming that the Advocacy Fund has been the beneficial owner of the requisite position needed to file the proposal, and our intention to retain that position through the 2002 annual meeting.

Unfortunately, due to conflicting schedules, we were unable to obtain Carla A. Kleefeld's letter authorizing TRILLIUM ASSET MANAGEMENT CORPORATION to (co)file the proposal regarding in-person stockholder meetings. However, we do wish to go on record again in strong support of in-person stockholder meetings, and we ask you to drop your support for Massachusetts legislation that would make them optional.

Your letter states (page 3, para. 4), "Notwithstanding the foregoing, EMC hereby further notifies you that under Rule 14a-8©, Trillium may submit only one of the Proposals for inclusion in the





Organization's proxy materials for the 2002 Annual Meeting." We believe that we have established through the attached documentation that above proposals are, in fact, being submitted by separate entities.

EMC certainly has the right to challenge these resolutions at the Securities and Exchange Commission, and should you choose to do so, we will defend energetically our right to file them. However, as you know, we and our co-filers have made numerous good faith efforts to engage in substantive dialogue with EMC. In this context, the act of challenging the proposals at the SEC seems like little more than diversion from the legitimate issues that we have raised. As your shareholders, we are acting from the premise that our goals are, or at least should be, aligned. Would it not be preferable to treat our continued plea for dialogue with the respect it deserves and work toward finding common ground and a win-win situation for both parties?

Sincerely,



Shelley Alpern
Assistant Vice President

enclosures



**Trillium**
ASSET MANAGEMENT

Trillium Asset Management Corp...
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179

# FAX TRANSMITTAL FORM

TO: EMC Corp FROM: S. Alpern

FAX #: 508-497-6915 DATE: 12/10/01

ATTN: Susan Permut TIME: 4:55 pm

# PAGES (Including Form): 6 REPLY REQUESTED YES (NO)

COMMENTS:

**Anne Slepian**
**21 Linwood Street**
**Arlington, MA 02474**

Ms. Shelley Alpern
Assistant Vice President
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111

November 15, 2001

Dear Ms. Alpern:

I hereby authorize Trillium Asset Management to file a shareholder resolution on my behalf at EMC Corp. addressing the need for the company to establish an independent board. I am the beneficial owner of 200 shares of EMC Corp. common stock that I have held for over one year, and which I intend to hold through the date of the annual meeting in 2002.

I specifically give Trillium Asset Management full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Anne Slepian

**Schwab**
**INSTITUTIONAL**

November 16, 2001

Trillium Asset Management
711 Atlantic Avenue
Boston MA 02111-2809

Re: E M C Corp Mass

To whom it may concern:

This letter is to confirm that as of November 16, 2001, Anne Slepian (Schwab Account number 8232-1819) owns 1,200 shares in EMC. Six hundred shares of EMC were transferred on December 01, 2000 and Six hundred EMC shares were purchased on October 11, 2001.

This letter also serves as confirmation that Anne Slepian is the beneficial owner of the above referenced stock.

If you have any questions or concerns, please feel free to contact me at 1-888-333-8563.

Sincerely,



Michelle Mason-Danglade
Services for Investment Managers



*Investment Services Group*

Institutional Custody Services
Mail Stop: MA DF 10310A
One Federal Street
Boston, MA 02110
617 346.5452 tel

November 16, 2001

Trillium Asset Management
711 Atlantic Ave.
4th Floor
Boston, MA 02111

To Whom It May Concern:

This letter is to confirm that on November 13, 1997, Anne Slepian (Custody account number 0703375070) bought 600 shares in EMC, and that this investment transferred with the custody of this account to Charles Schwab on December 1, 2000.

This letter also serves as confirmation that as of the transfer date of this account Anne Slepian was the beneficial owner of the above referenced stock.

Sincerely,



Christine McCullough
Trust Officer

Exhibit D

## EMC – REQUEST FOR CONTINUATION OF EMC ANNUAL SHAREHOLDER MEETINGS

**Whereas:** EMC was a strong and public backer of legislation (S 1797) in the Commonwealth of Massachusetts that would have allowed Massachusetts corporations to eliminate face-to-face annual meetings in favor of "virtual meetings" broadcast over the Internet. The provision allowing the elimination of face-to-face annual meetings was removed from the legislation following a strong public backlash that included investment organizations and citizens groups. In defense of its lobbying activities, EMC spokesman Mark Frederickson, stated that "An annual meeting as a forum for public causes - that's not the purpose." We are disappointed with this characterization. Stockholders have a right to raise questions about financial and social issues that affect EMC's bottom-line and image.

We support the use of new technologies to make annual meetings accessible to stakeholders who cannot attend in person, but do not believe that Internet-only meetings should be in lieu of traditional in-person annual meetings. We believe the tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings would allow companies to control which questions and concerns are heard. Last year, EMC limited questions from the floor, an unusual practice in corporate America. Face-to-face annual meetings should allow for an unfiltered dialogue between shareholders and management, in the spirit of America's finest democratic tradition.

The Council of Institutional Investors, a coalition of 120 of America's largest pension funds with portfolios valued over $1 trillion, has among its published corporate governance guidelines for effective governance of public companies, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, we believe in-person annual meetings are necessary for several reasons:

- The digital divide persists in the United States and not all shareholders have access to computers for online meetings.
- Internet-only meetings limit media access to assembled shareholders. Open media reporting not only serves to protect the financial interest of shareholders, but also the democratic interests of citizens and the state.
- While some corporations have argued that eliminating the face-to-face annual meeting is a way to reduce costs and improve efficiency, we believe maintaining our democracy at a modest money and the investment in creating an annual space for shareholder dialogue is money well spent.
- Annual meetings are one of the few opportunities for top management and the Board to interact directly with a broad cross-section of their shareholders.

**Resolved:** Shareholders request that EMC Corporation adopt a corporate governance policy affirming the continuation of in-person annual meetings, adjust its corporate practices policies accordingly, and make this policy available publicly to investors.

**Concluding Statement:** We are concerned that our management was such a strong supporter of legislation that would have allowed for the discontinuation of in-person annual stockholder meetings. We believe EMC's support for such legislation is a serious step backwards for shareholder rights. Therefore, we ask our fellow shareholders to vote for this resolution supporting shareholder democracy.

Exhibit E

# EMC: REQUEST FOR BOARD INCLUSIVENESS REVIEW

**Whereas:** Employees, customers, and stockholders have a greater diversity of backgrounds than ever before in our nation's history. We believe that the composition of the Boards of Directors of major corporations should reflect this diversity if our company is going to remain competitive in this new century.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is contrast to many leading companies. A report by the Investor Responsibility Research Center (IRRC) states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

To remain a competitive business leader in an increasingly diverse global marketplace, we must promote the best-qualified people regardless of race, gender, sexual orientation or background. A 1998 American Management Association report states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

Also, we believe that the judgement and perspectives of a diverse board will improve the quality of corporate decision-making. A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

We therefore, urge our company to enlarge its search for qualified board members.

**Resolved:** the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women or minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2001annual shareholder meeting, to include a description of:

   - Efforts to encourage diversified representation on the board;
   - Criteria for board qualification;
   - The process of selecting board nominees;

**Concluding Statement:** We are confident that the management and leadership of EMC share the belief that diversity in its workforce makes the company stronger. EMC's policies and programs supporting diversity are strong and evident. Our company is proud of its equal employment opportunity record and has many creative programs in place to advance EMC's diversity goals. We believe the Board is sensitive to the importance of diversity and wishes to move forward. This resolution is to encourage the Board to declare its intentions as a matter of principle and to describe a plan to move EMC toward a more diverse Board.

Exhibit F

## REQUEST FOR BOARD INCLUSIVENESS COMMITMENT

**WHEREAS:** We believe that a diverse board of directors benefits the company and its shareholders by choosing its members from the broadest pool of talent and experience. Board diversity enhances business performance because decision-making better reflects the diverse needs of the customer the company serves the communities in which the company resides, and the workforce it relies on for production.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is in contrast to many leading companies. A report by the Investor Responsibility Research Center states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

A 1998 American Management Association reports states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

**RESOLVED:** the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women and minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2002 annual shareholder meeting, to include a description of:

   - Efforts to encourage diversified representation on the board;
   - Criteria for board qualification;
   - The process of selecting board nominees.

November 5, 2001



Exhibit G

WALDEN ASSET MANAGEMENT
*A Division of United States Trust Company of Boston*

October 16, 2001

Polly Pearson, Vice President Global Investor Relations
Susan Permut, Assistant General Counsel
EMC Corp., Inc.
35 Parkwood Drive
Hopkinton, MA 01748

Dear Polly and Susan,

We hope you both are doing well in these difficult times. It certainly is a time when we all have to evaluate what is important individually and corporately. When we met in July we agreed that we would communicate with you about plans we had as investors to file any resolutions with EMC. We want to be faithful to that pledge, so we wanted to share with you a summary of our plans.

As you will remember, we felt many of EMC's diversity initiatives displayed strong leadership. We also continued to urge more transparency on issues such as disclosure of EEO data, an area where we vigorously but respectfully disagreed. After lengthy discussion, the group of investors who met you in person and by phone agreed that we would continue to send you materials on what other companies were doing in terms of diversity disclosure and keep the dialogue open. Our shareholder organizations will not be filing the resolution requesting a diversity report this year.

On corporate governance issues we felt management's response has been inadequate and unresponsive. You have heard from various investors on the issues of board diversity, an independent Board and EMC's lobbying to eliminate the right to have in-person shareholder meetings. At present it appears that shareholder resolutions on these three topics will be submitted. We know we speak on behalf of all the resolution sponsors when we say that we hope the submission of these resolutions will be taken in the constructive spirit in which they are meant and that they will lead to a positive dialogue with management. As we had agreed, we will keep you informed of any further actions.

With Best Wishes,

Stefanie Haug
Socially Responsive Investment Officer

Timothy Smith
Senior Vice President

31 December 2001

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth St., N.W.
Washington, DC 20549

**RE: Challenge to Board independence shareholder resolution by EMC Corp.**

Ladies and Gentleman:

This letter is to acknowledge the letter from EMC Corporation that we received on December 24, 2001. Their letter outlines the company's challenge to the shareholder resolution on Board independence filed by Friends Ivory & Sime and other investors. The filers of this resolution will respond to EMC's challenge in writing and will have our detailed response to the SEC by late January.

If you have any questions or concerns, please don't hesitate to contact me (212-515-1950) or Mr. Tim Smith at Walden Asset Management (617-726-7250). Best wishes for the New Year.

Sincerely,



Elizabeth Elliott McGeveran
Vice President

CC: Mr. Richard Singleton, Director Corporate Governance, Friends Ivory & Sime
Ms. Susan Permut, Assistant General Counsel, EMC Corporation
Mr. Timothy Smith, Walden Asset Management
Ms. Nikki Daruwala, Calvert Group
Ms. Shelley Alpern, Trillium Asset Management

Please note Friends Ivory & Sime's new address:
220 E. 42nd St.
Suite 408
New York, NY 10017
Ph: 212-515-1950
Fax: 212-515-1919



FRIENDS
IVORY & SIME

220 E. 42nd Street
Suite 408
New York, NY 10017

17 January 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

**RE: Shareholder proposal to EMC on Board independence**
Co-sponsored by Friends Ivory & Sime, Inc., Walden Asset Management/US Trust Company of Boston, Trillium Asset Management, Calvert Asset Management Co., Inc.

Ladies and Gentlemen:

We are writing in response to EMC's letter dated December 21, 2001 seeking to omit our shareholder resolution entitled, "EMC – Request to Take Steps to Create an Independent Board." The SEC should reject this challenge and allow shareholders to vote on this corporate governance resolution, which is similar to those offered at many other companies.

According to SEC precedent, resolutions that ask for greater independence for Boards of Directors are relevant and appropriate. The style and substance of the resolution at EMC (Enclosure A) follows that of other resolutions that have appeared on corporate proxy statements. According to the Investor Responsibility Research Center (IRRC) there were 7 proposals asking for increased director independence in 2001, 12 proposals in 2000 and 11 proposals in 1999.

The resolution is accurate and specific without being overly prescriptive to the EMC Board. The intention of this resolution is to indicate our concern over the lack of independence on the Board while leaving sufficient room for the Board to develop a sensible solution that accounts for the service and retirement plans of existing directors, the desire for a Board of a particular size, and similar considerations. The resolution intentionally avoids undue interference with the Board's judgement in these details.

FRIENDS

Our responses to EMC's objections follow the order that the company has employed in Section II of its letter entitled, "Substantive Grounds for Exclusion."

II.1.a. *EMC suggests that the proposal is vague and subjective.* This assertion is false. Board independence is a widely accepted and well-understood concept among institutional investors, companies, and corporate governance experts. While several organizations have published highly detailed definitions, it is disingenuous to argue that there is not a widely shared understanding of Board independence in our marketplace. As a general principle, business and familial relationships that link directors to a company's managers are factors that compromise their "independent" or "outsider" status. These may include:

- Former employment at a company;
- Blood or marital relationships to current or former company managers;
- Business relationships and Board relationships that give managers or Board members potential influence over other Board members.

As further indication of the widely understood concept that Board independence is an important element of corporate governance, many significant institutional investors have publicly recognized independence among their principles of corporate governance best practice. The Council of Institutional Investors has core policies on Board independence. The California Public Employees' Retirement System (CalPERS) includes in its core governance principles that a substantial majority of the Board should consist of independent directors, and key committees should be completely independent. TIAA-CREF recently endorsed rules by NYSE, AMEX, and NASDAQ that address independence on Audit Committees. Additionally, these organizations, as well as other groups such as the National Association of Corporate Directors and IRRC have principles for determining the independence of a Board member. While some of the nuances of these principles may differ, they are based on the same widely recognized understanding of *independent directors as directors who are free of competing loyalties or influences.*

**Moreover, using *any* of the reasonable standards described above, EMC did not have a Board with a *majority* of independent outside directors at the time of the filing.**

The strong support of significant institutional investors such as CalPERS and TIAA-CREF for independent Boards, and the number of independent Board resolutions being raised, demonstrate that investors consider this an important issue. The concerns raised by the resolution are neither vague nor subjective. If the SEC suggests any further clarification to our resolution to make it less "vague," to use EMC's words, we would be happy to make any edits.

II.1.b. *EMC suggests that the proposal provides no guidance.* In light of the fact that Board independence is a widely understood concept in corporate governance, this resolution strives to avoid being overly prescriptive to EMC. With only 500 words it would be impossible to provide a complete roadmap to guide a company in the step-by-step implementation of this resolution. However, we believe that the EMC Board has the judgement and resources to identify candidates with true independence and to improve the overall independence of their Board. In contrast, an excessively specific resolution might undesirably hinder the Board's discretion in implementation. If it wishes, EMC may argue in the proxy statement that the resolution lacks specificity and that investors should therefore vote against it. As this resolution breaks absolutely no new ground in the realm of corporate governance, there is sufficient precedent in the marketplace to guide the company if the proposal were adopted.

II.2.a and II.2.b *EMC suggests that our resolution contains misleading statements.* The terminology used in our resolution is consistent with the numerous independent Board resolutions successfully submitted to companies in the past. We believe that its use of terms such as "insider" and "independent" director are perfectly clear when read in the context of the resolution.

We do acknowledge that EMC has identified an important typographical error in the resolution. The sentence that reads "5 out of 8 Directors listed in the 2000 proxy were employees" should indeed read "in the 2001 proxy." The data that the resolution provides on the EMC Board is indeed based on the 2001 proxy statement. We hereby correct this typographical error in the resolution text, and have included a corrected version (Enclosure A) changing the year from 2000 to 2001.

With this error corrected, our assertion that 5 out of 8 directors were employees of the company – either current or former employees – is entirely factual. The fact that Mr. John Egan, Mr. Ruettgers, Mr. Fitzgerald, Mr. Tucci and Mr. Richard Egan are all current or former officers/employees of the company is sufficient support for the resolution's claim that "management dominates the Board." It is widely agreed by institutional investors and corporate governance experts that Board members who are former managers of a company are too closely linked to the existing company managers and strategy to be considered truly independent, impartial directors.

In paragraph 2 the resolution clearly defines "inside Directors" as company employees. Therefore, it is obvious that "outside directors" are individuals who are not current or former company employees. The fact that 5 out of 8 of the directors are current or former employees also provides sufficient support for our resolution's claim that this is an "insider Board" and that key Board functions and committees may be "heavily influenced by management."

We also believe that the term "independent director" is very clear from the context of the resolution and from widespread corporate governance usage. In fact, in paragraph 2, the resolution clearly describes factors that compromise independence as employment status with the company and close business relationships.

To further demonstrate why the claims in our resolution are truthful and accurate, the list below identifies the exact reasons for our belief that a majority of Board members lack independence, based on information from the 2001 proxy statement.

Board of Directors:

1. John R. Egan: Employment and Family Links
   Former EMC executive officer. Son of Richard J. Egan, EMC founder.

2. Joseph F. Oliveri: Business Relationship
   Executive officer of Jaco Electronics, which receives payment as a distributor or provider of components supplied to EMC.

3. Michael C. Ruettgers: Employment
   Former EMC CEO. Current Chairman.

4. Michael J. Cronin: Business Relationship
   CEO and Chairman of Cognition Corporation. Mr. Richard Egan, the EMC founder and Chairman Emeritus, serves on the Board of Directors of Cognition Corporation.

5. W. Paul Fitzgerald: Employment and Family Links
   Former EMC executive officer. Brother-in-law of Mr. Richard Egan and uncle of Mr. John Egan.

6. Joseph M. Tucci: Employment
   EMC CEO and President.

7. Richard J. Egan: Employment and Family Links
   EMC Founder and Chairman Emeritus of the Board of Directors. Former CEO and Chairman of EMC. Father of Mr. John Egan and brother-in-law of W. Paul Fitzgerald. Mr. Richard Egan serves on the Board of Directors of Cognition Corporation of which Mr. Cronin is CEO and Chairman.

8. Alfred M. Zeien
   Former CEO and Chairman of The Gillette Company

II.2.d. *EMC suggest that shareholder concerns about key committees are unfounded.* We contend that the EMC Board of Directors and its key committees were not thoroughly independent as of the 2001 proxy. Widely accepted best practice standards of corporate governance, such as those of the New York Stock Exchange and the Council of Institutional Investors indicate that certain key Board committees should be composed of independent objective directors. As demonstrated above, there was only one person on the EMC Board whose independent status is not potentially compromised by familial, business, Board or prior employment relationships. In fact, one of the members of the Audit Committee, Mr. Ruettgers, is also the Chairman and the former CEO of the company.

In no way does the resolution indicate or imply that the committee members have not fulfilled their fiduciary responsibility nor that there has been any type of malfeasance. Rather it indicates that lack of independence and potential conflicts of interest exist. The resolution also recognizes that these committees are responsible for significant amounts of work and the resolved clause asks that these key committees be composed entirely of independent directors only "when sufficient independent Directors are elected."

II.2.e *EMC suggest that the resolution overstates support for independence resolutions.* This is not accurate. When Friends Ivory & Sime filed the resolution at EMC as one of the primary filers, the letter (Enclosure B) specifically asked the company to use its accompanying resolution rather than the one submitted by Walden Asset Management. In this slightly modified version we state that resolutions for increased Board independence "have received *significant* shareholder votes [emphasis added]." EMC seems to have ignored this amendment on behalf of sponsors, which was filed before the deadline. EMC includes the updated resolution as its Exhibit A to the SEC, but chooses to quote from an earlier uncorrected version when raising this objection.

We believe that, in light of the relatively small number of votes that many shareholder resolutions receive, it is entirely accurate to describe average votes, according to IRRC staff, of 27% in 2000 and 23% in 2001 and 1999 as "significant."

II.2.f and II.2.g *EMC suggests that the resolution is misleading about the Board election process.* EMC's claims in this regard are frivolous and disingenuous. This resolution strives for accuracy by asking the Board to "take steps to ensure an independent Board by providing shareowners with new independent candidates for whom to vote." There is nothing misleading or inaccurate about this. Rather, it reflects our desire for the Board to find an EMC-suitable solution to address our concerns.

Also, the resolution is very clear that the Board does not entirely control this process, as all nominated directors must be elected by shareholders. The resolved clause asks the Board to "take the steps necessary to nominate candidates for Director so that, *if elected by the shareholders*, there would be a majority of independent Directors [emphasis added]."

II.3. *EMC suggests that it has already substantially implemented this proposal.* The proposal is not moot. The company has not satisfied the essential objective of this resolution. We recognize that, following the release of the 2001 proxy statement, Mr. Oliveri and Mr. Richard Egan resigned from the EMC Board. On December 18, 2001, EMC announced that Mr. Windle B. Priem had joined the Board. As far as we are able to determine, Mr. Priem appears to be a fully independent director, although shareholders have not received the type of legally binding disclosure on his business relationships that will be included in the 2002 proxy.

Our research demonstrates that EMC's Board still does not have a majority of independent directors according to the measures and principles endorsed by institutional investors such as the Council of Institutional Investors, trade groups such as the National Association of Corporate Directors and research organizations such as IRRC. As of January 2002, of the seven EMC Directors, only Mr. Priem and Mr. Zeien could be considered completely independent by generally accepted principles. Currently, one position remains open on EMC's Board of Directors. **Even if EMC were to fill this position with a fully independent Board member, *the majority* of the Board would *still* not be independent by generally accepted principles.**

We welcome further movement by EMC to make our Board more independent, but given the current situation, we feel this resolution is still necessary. This resolution objects to the *degree* of influence which management may have over the Board, which is intended to provide independent oversight to shareholders. Despite two resignations and one appointment, that degree of influence of current and former employees remains strong.

II.4. *EMC suggests that the resolution impugns the character of the Directors.* We strongly disagree with EMC's allegation in this area. This resolution does not identify any Board members individually, rather it sticks very clearly to the overarching issue of a majority of independent directors. While the resolution points to potentials for conflicts of interest, it does not suggest in any way that the current members have not fulfilled their responsibility. The resolution does not suggest that shareholders vote against the current slate of directors. This resolution is firmly rooted in longstanding corporate governance principles and is not a referendum on those individuals nominated. Our statements about the history and prevalence of Board independence resolutions are supported by facts known to the SEC. Statements about the importance of independent Boards are shared by a wide array of reputable institutional investors, and we stand by our right to state them.

EMC has also raised several procedural grounds for the exclusion of the resolution. Our responses to these objections follow the order that the company employed in Section III of its letter entitled, "Procedural Grounds for Exclusion."

III.1 *EMC suggests that one of the proponents failed to file in a timely fashion.* This concern will be addressed in a separate letter from Trillium Asset Management to the SEC.

III.2 *EMC suggests that several sponsors did not provide proof of ownership in a timely fashion.* This is false. EMC refuses to accept that an official letter submitted by a custodial bank in a timely fashion serves as proper proof of ownership. This is contrary to all precedent.

The proponents of this resolution submitted verification letters within the 14-day period following EMC's request for additional proof. In addition, filers explained that these letters were similar to those that had been presented by shareowners for years and further noted the street name in which the shares were held. In addition, to demonstrate good faith, Walden Asset Management (Walden) provided EMC with account printouts for clients as secondary proof. In response, EMC has merely stated that this indisputable proof remains inadequate.

We believe that if the SEC agreed with EMC's interpretation that the traditional letter of verification from a custodian is inadequate, that this would result in widespread confusion among shareholders who would lack guidelines for providing valid proof of ownership.

III.3 *EMC suggests that no shareholder may submit more than one proposal.* We believe that EMC is attempting to create a new category for the omission of a resolution. EMC claims that "where proponents act in a coordinated or arranged fashion with respect to proposals, the staff has found such proposals to be a single proponent subject to the one proposal limitation." In fact, the amended proxy solicitation guidelines passed by the SEC allow for investors to meet, discuss, analyze and coordinate shareholder initiatives as they see fit. Clearly there is precedent for coordination. There have been hundreds of examples over the past decades where shareholders work in concert – both formally and informally – on issues of mutual concern. Meetings hosted by organizations such as the Council of Institutional Investors, the International Corporate Governance Network, Institutional Shareholder Services, IRRC and the Interfaith Center on Corporate Responsibility, among others, are all forums in which filing shareholder resolutions and proxy voting is discussed in detail – both in general and regarding specific companies. In these circumstances acting in concert does not compromise the independent judgement and integrity of shareholders in any way.

Despite repeated explanations, EMC has persisted with this "conspiracy" allegation in which there is one "true" proponent and the others are "nominal proponents." Friends Ivory & Sime takes significant exception to the allegation that we are blindly following the lead of Walden or that they have been responsible for the "arranging and masterminding of the proposals," as EMC claims. In our original filing letter Friends Ivory & Sime indicated that we would serve as "co-primary filers" partly for the benefit of EMC, meaning that we would assume responsibility for organizing and communicating with other filers of this resolution as needed. Therefore, if EMC did not wish to communicate with each filer directly the company could contact Friends Ivory & Sime and we would contact other filers. This has been explained to EMC several times.

EMC argues that the identical language of the Board independence resolution is further proof of shareholder conspiracy. We agree that the different filings of this resolution were intended to be identical (see previous section II.2.e) as this is a co-sponsored proposal. SEC rules and precedent do not prohibit investors from circulating common resolution text. In short, the sponsors of this Board independence resolution communicated with one another and cooperated in the sponsorship of the resolution as independent entities that shared a common concern about the EMC Corporation. In no way should this affect our ability to co-sponsor this resolution.

We believe that we have demonstrated that the objections raised by EMC corporation to this standard resolution on Board independence are without merit. We hope that the SEC will allow this resolution to appear on the 2002 proxy.

Thank you very much for your time and attention. Please don't hesitate to contact me if you have any additional questions about the resolution or the content of this letter. I can be reached directly at (212) 515-1950. Thank you.

Sincerely,



Elizabeth McGeveran
Vice President

CC: Ms. Susan Permut, Assistant General Counsel, EMC Corporation
Mr. Timothy Smith, Walden Asset Management
Ms. Nikki Daruwala, Calvert Asset Management
Ms. Shelley Alpern, Trillium Asset Management
Mr. Peter Kaye, US Investment Manager, Friends Ivory & Sime
Mr. Richard Singleton, Director, Corporate Governance, Friends Ivory & Sime

Encl: Enclosure A: Final Resolution Requesting Greater Board Independence at EMC Corp.
Enclosure B: Friends Ivory & Sime's Filing Letter to EMC 9 November 2001

FRIENDS

ENCLOSURE A

EMC – REQUEST TO TAKE STEPS TO CREATE AN INDEPENDENT BOARD

Introduction

As institutional investors in EMC, we believe it is imperative that our company is governed well. We believe that good corporate governance practices are in the best interests of EMC in this intensely competitive market and will protect the interests of its shareowners.

Indeed, EMC has a positive record on a number of corporate governance issues. However the EMC Board is composed primarily of inside Directors (5 out of 8 Directors listed in the 2001 proxy were employees) and 2 others have close business relationships with EMC. In short, management dominates the Board. Especially in periods of economic difficulty, the widest possible breadth of perspectives on the company's strategy and operations is imperative. The Board must be a thoughtful, independent voice and not a rubber stamp for management recommendations.

One of the problems of an "insider Board" is that key board functions and committees such as nominating new Board members, and the Audit and Compensation Committees are heavily influenced by management. It is a conflict of interest for managers to decide their own compensation packages, audit the company's financial records or develop the slate of Directors.

America's corporate leaders seem to recognize the value of Board independence. As far back as 1992, a survey of 600 directors of Fortune 1000 companies endorsed by the Business Roundtable found that 93% believed that a majority of the Board should be composed of outside, independent Directors and a majority felt the Nominating Committee should consist entirely of outside Directors. As shareowners we agree. We need Directors who are not current or former executives of EMC or representatives of major suppliers or customers.

Many U.S. corporations have adopted Codes or Governance Principles that include a commitment to a Board with a majority of outside, truly independent Directors. In addition, many institutional investors, including some of the largest pension funds in the United States, actively support independent Boards. The Council of Institutional Investors, a prestigious association of pension funds with portfolios valued over $1 trillion, has supported Board independence in its governance guidelines. In fact, scores of shareholder resolutions asking for policies of Board independence have received significant shareholder votes.

We are well aware that the shareholders elect the Board, but they do so in response to the slate submitted by the Board. Thus we request that the Board take steps to ensure an independent Board by providing shareowners with new independent candidates for whom to vote.

We believe good corporate governance requires that such changes in EMC policy and practice be phased in as soon as possible. Thus, we urge our fellow shareholders to vote for the following resolution:

**Resolved:** The shareholders request the Board of EMC take the steps necessary to nominate candidates for Director so that, if elected by the shareholders, there would be a majority of independent Directors. When sufficient independent Directors are elected we request that Audit, Compensation and Nominating Committees be composed entirely of independent Directors.

ENCLOSURE B



FRIENDS
IVORY & SIME

02 JAN 22 PM 3: 59

9 November 2001

Mr. Joe Tucci, CEO
Ms. Susan Permut, Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkington, MA 01748-9103

Dear Mr. Tucci and Ms. Permut,

Friends Ivory & Sime is a London-based investment manager with over $50 billion under management worldwide and a shareholding in EMC of 1.2 million shares. As a responsible, engaged shareholder, our firm is committed to pursuing the growth of long-term shareholder value. Included in our analysis of risk and opportunity, is an assessment of a company's corporate governance policies and practices.

Following our analysis and ongoing discussions with the company, we are concerned that the Board of Directors of EMC is not sufficiently independent. A Board composed of a majority of truly independent Directors is considered best practice. Such standards of corporate governance are designed for the effective management of a corporation, but also to protect the interest of shareholders through periods of strong performance, and more importantly, through periods of under-performance. For these reasons, we urge EMC to actively improve its corporate governance practices and further strengthen Board independence by providing a slate of candidates that, when elected, would provide for a majority of independent Directors.

Friends Ivory & Sime appreciates the time the company has taken to respond to our letters (dated 3 May and 19 July 2001) and to meet with concerned investors in late July. At that time, the company promised an additional meeting to focus on our concerns regarding its corporate governance. Although the company has not yet followed up on this promise, Ms. Polly Pearson has informed us that she will send out additional information in the coming weeks. We look for ward to this communication. However, we remained deeply concerned about the lack of independence on the company's Board of Directors.

Therefore, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934, Friends Ivory & Sime is submitting the enclosed resolution for the 2002 proxy statement. Friends Ivory & Sime is the beneficial owner of the requisite number of shares for more than one year and will own this stock at least through the annual meeting. We will be happy to provide verification of our ownership position upon request.

**Friends Ivory & Sime, Inc.**
One World Trade Center, Suite 2101, New York, NY 10048 - 0080
Telephone (212) 390 1895 Facsimile (212) 321 2085 Email info@friendsis.com





Friends Ivory & Sime is a co-primary filer of this resolution along with another co-primary filer, Walden Asset Management, a division of United States Trust Company of Boston, represented by Mr. Timothy Smith. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules. I also ask that you use the text of the attached resolution as it has one very slight modification to the resolution that Walden submitted on 30 October 2001.

This resolution asks the company to take the necessary steps to nominate candidates for Director in order to ensure a majority of truly independent Directors. We also ask that key Board committees be composed entirely of independent Directors. We believe that such moves to ensure independent oversight and leadership for our company will enhance shareholder value and help the company keep pace with other leading companies in terms of its corporate governance practice.

Friends Ivory & Sime would welcome the opportunity to meet with EMC to discuss the issues addressed in this resolution, in order to arrive at a solution that would allow us to withdraw the resolution. I ask that you address all future communication on this issue to both me and Timothy Smith at Walden Asset Management.

Please note that the contact information on this stationary is no longer correct. Until Friends Ivory & Sime has located a new permanent office in New York, please direct all future communication to me at the address below.

We look forward to hearing from you on this matter. Thank you.

Sincerely,



Elizabeth Elliott McGeveran
Vice President

Encl: Resolution Text

CC: Ms. Polly Pearson, Director, Investor Relations, EMC Corporation
Mr. Timothy Smith, Senior Vice President, Walden Asset Management
Mr. Peter Kaye, US Investment Manager, Friends Ivory & Sime
Mr. Richard Singleton, Director of Corporate Governance, Friends Ivory & Sime

**Temporary Address for Friends Ivory & Sime:**
24-42 26th St.
Long Island City, NY 11102
Direct Phone: 917-873-3788
Phone: 718-777-1574

EMC – REQUEST TO TAKE STEPS TO CREATE AN INDEPENDENT BOARD

Introduction

As institutional investors in EMC, we believe it is imperative that our company is governed well. We believe that good corporate governance practices are in the best interests of EMC in this intensely competitive market and will protect the interests of its shareowners.

Indeed, EMC has a positive record on a number of corporate governance issues. However the EMC Board is composed primarily of inside Directors (5 out of 8 Directors listed in the 2000 proxy were employees) and 2 others have close business relationships with EMC. In short, management dominates the Board. Especially in periods of economic difficulty, the widest possible breadth of perspectives on the company's strategy and operations is imperative. The Board must be a thoughtful, independent voice and not a rubber stamp for management recommendations.

One of the problems of an "insider Board" is that key board functions and committees such as nominating new Board members, and the Audit and Compensation Committees are heavily influenced by management. It is a conflict of interest for managers to decide their own compensation packages, audit the company's financial records or develop the slate of Directors.

America's corporate leaders seem to recognize the value of Board independence. As far back as 1992, a survey of 600 directors of Fortune 1000 companies endorsed by the Business Roundtable found that 93% believed that a majority of the Board should be composed of outside, independent Directors and a majority felt the Nominating Committee should consist entirely of outside Directors. As shareowners we agree. We need Directors who are not current or former executives of EMC or representatives of major suppliers or customers.

Many U.S. corporations have adopted Codes or Governance Principles that include a commitment to a Board with a majority of outside, truly independent Directors. In addition, many institutional investors, including some of the largest pension funds in the United States, actively support independent Boards. The Council of Institutional Investors, a prestigious association of pension funds with portfolios valued over $1 trillion, has supported Board independence in its governance guidelines. In fact, scores of shareholder resolutions asking for policies of Board independence have received significant shareholder votes.

We are well aware that the shareholders elect the Board, but they do so in response to the slate submitted by the Board. Thus we request that the Board take steps to ensure an independent Board by providing shareowners with new independent candidates for whom to vote.

We believe good corporate governance requires that such changes in EMC policy and practice be phased in as soon as possible. Thus, we urge our fellow shareholders to vote for the following resolution:

**Resolved:** The shareholders request the Board of EMC take the steps necessary to nominate candidates for Director so that, if elected by the shareholders, there would be a majority of independent Directors. When sufficient independent Directors are elected we request that Audit, Compensation and Nominating Committees be composed entirely of independent Directors.


STATE OF CONNECTICUT
TREASURER'S OFFICE

# State of Connecticut

Office of the Treasurer

DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER

January 18, 2002

Securities and Exchange Commission
Attention: Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Request by EMC Corporation to omit shareholder proposal submitted by the Connecticut Retirement Plans and Trust Funds

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Connecticut Retirement Plans and Trust Funds (the "CRPTF") submitted a non-binding shareholder proposal (the "Proposal") to EMC Corporation ("EMC" or the "Company"). The Proposal calls on EMC to make a greater commitment to locate qualified women and members of minority groups as candidates for nomination to EMC's board of directors and asks the Company to report to shareholders on the criteria it uses to select board members, the process for selecting nominees and EMC's efforts to "encourage diversified representation" on its board. Currently, the CRPTF beneficially owns 1.378 million shares of EMC's common stock.

In a letter to the Commission dated December 21, 2001 (the "No-Action Request"), EMC stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2002 annual meeting of shareholders on both procedural and substantive grounds. Initially, it is important to note that two of the three procedural grounds asserted by EMC—those relating to timeliness and proof of ownership—do not apply to the CRPTF. Accordingly, this response does not address them. This response does, however, refute EMC's contention that the CRPTF is merely a nominal proponent for Walden Asset Management.

55 ELM STREET, HARTFORD, CONNECTICUT 06106-1773, TELEPHONE: (860) 702-3000
AN EQUAL OPPORTUNITY EMPLOYER

With respect to the substantive grounds, EMC argues that the Proposal is excludable under Rule 14a-8(i)(3) because it is too vague to be implemented and contains allegedly false and misleading statements. EMC also contends that the Proposal would require EMC to violate Title VII of the Civil Rights Act of 1964 ("Title VII"), which prohibits discrimination in employment, and is accordingly excludable under Rule 14a-8(i)(2). Finally, EMC claims that the Proposal is moot and thus excludable under Rule 14a-8(i)(10) because the Company shares the CRPTF's belief in the importance of diversity and because EMC's board is sufficiently diverse. As discussed more fully below, EMC's arguments misconstrue the Proposal and find no support in prior no-action letters issued by the staff of the SEC.

**One-Proposal Rule**

EMC contends that the CRPTF submitted the Proposal as a nominal proponent for Walden Asset Management ("Walden") and that the one-proposal rule was violated because Walden also submitted a shareholder proposal to EMC on its own behalf. This argument is meritless.

The CRPTF is not serving as a conduit for Walden to circumvent the one-proposal limitation, as EMC asserts. The CRPTF has total assets of $20 billion, and its principal fiduciary is the Connecticut State Treasurer, Denise L. Nappier. Treasurer Nappier on behalf of the 165,000 beneficiaries of the CRPTF have pursued corporate governance initiatives, including shareholder proposals, at a number of companies since she took office in January 1999. In the 2001 proxy season, the CRPTF submitted 11 proposals as primary or co-sponsor, and has filed (or will file) 17 proposals for consideration in the 2002 proxy season. Two proposals submitted this year, in addition to the proposal at issue, address board diversity, and one deals with glass ceiling issues. The CRPTF promulgated and votes according to a comprehensive set of proxy voting guidelines.

The process by which shareholder action is determined is rigorous and involves a screen for company performance as well as an analysis of ways in which companies' corporate governance practices fall short of the standards outlined in the CRPTF's proxy voting guidelines. EMC was selected because its performance has lagged and its board consists of all white males. In July 2001, the CRPTF wrote to EMC, questioning the lack of diversity and independence on the board, as well as the classified board structure in place at EMC. Although the CRPTF was aware that other investors, including Walden, were also engaged in discussions with EMC, the CRPTF conducted its own dialogue with the Company.

EMC contends that the similarity among the versions of the Proposal and cover letters submitted by the Proposal's co-sponsors, and the similarity between the cover letter submitted by Walden and those submitted by certain of the Proposal's sponsors, show that the proponents of the Proposal, including the CRPTF, are nominal proponents for Walden. It is unsurprising that co-sponsors of a shareholder resolution would submit identical (or in this case, substantially identical) proposals to the company. Indeed, it would be problematic if the versions submitted by co-sponsors differed in any material respect. Similarly, it is not unusual for cover letters, which set forth relatively little information, to be similar to one another. Also, investors often share forms such as cover letters to assist one another in complying with the Commission's rules. These similarities simply do not support an inference that the CRPTF is acting on Walden's behalf in sponsoring the Proposal.

EMC also presents evidence, such as carbon copies of e-mails, which co-sponsors of the Proposal coordinated with one another and with Tim Smith of Walden in connection with the submission of the Proposal. When investors submit multiple proposals to a single company, it is not uncommon for them to coordinate with one another. Indeed, the Interfaith Center on Corporate Responsibility, with which some of the Proposal's co-sponsors are affiliated, facilitates such coordination, as do other shareholder organizations such as the Council of Institutional Investors. Such coordination enables shareholders to avoid submitting duplicative proposals (which could result in exclusion under Rule 14a-8(i)(11)) or otherwise interfering with one another's efforts. It also permits investors to share information with each other about unpublished company policies and the results of prior negotiations over proposals, which may not be publicly available. Indeed, the Commission, recognizing the benefits of communication among shareholders, acted to facilitate such communication by relaxing the proxy rules in 1992.

The existence of such coordination efforts does not, however, compel a conclusion that the one-proposal rule has been violated. Rather, additional evidence, which EMC has not furnished, is necessary to establish such a charge. The SEC staff's prior letters on the subject illustrate the kinds of fact patterns that support exclusion under the one-proposal limitation in Rule 14a-8(b).

The relationship between the allegedly nominal and true proponents and the circumstances leading to the filing of the proposal at issue are two factors the SEC staff has identified as relevant. In TRW Inc. (available Jan. 24, 2001), the company argued that the proponent, Thomas Wallenberg, was acting as a nominal proponent for John Chevedden, who was ineligible to submit a proposal. The company pointed out that Mr. Wallenberg had met Mr. Chevedden when Mr. Wallenberg responded to an Internet inquiry by Mr.

Chevedden seeking TRW shareholders who would be willing to sponsor a shareholder proposal. Mr. Wallenberg characterized Mr. Chevedden as "the brains behind" the proposal and deferred to Mr. Chevedden on the question of withdrawing the proposal. The company alleged that Mr. Wallenberg was not capable of discussing the substance of his proposal with TRW's counsel. In its ruling, the SEC staff stressed the circumstances under which the two men became acquainted and the lack of involvement by Mr. Wallenberg in drafting and promoting the proposal. In Consolidated Freightways, Inc. (available Feb. 23, 1994), the SEC staff stated, "the staff notes that the one proposal limitation applies in those instances where a person (or entity) attempts to avoid the one proposal limitation through maneuvers, such as having persons they control submit a proposal(s)."

Here, by contrast, the CRPTF did not come to sponsor the Proposal as a result of a solicitation by Walden. Although the CRPTF used a "template" proposal—one that had passed SEC muster in prior years--in order to avoid drafting errors that could lead to exclusion by the SEC staff, it participated in the drafting process. The CRPTF is well informed about the issue of board diversity, and is working in other arenas to advance that cause. If EMC were willing to engage in a dialogue on the Proposal, the CRPTF would not defer to Walden or any other shareholder, but would share its views with EMC and participate actively in settlement negotiations. Especially considering the fiduciary obligations the CRPTF owes to its beneficiaries, it strains credulity to claim that the CRPTF is under the control of Walden. As discussed above, the CRPTF makes its own independent determinations regarding which companies to target for shareholder initiatives and which issues to raise at those companies.

In sum, the CRPTF believes strongly in the importance of a diverse board of directors, and identified EMC as a company that could benefit from a shareholder proposal on the topic. The CRPTF coordinates with, but is not controlled by, other investors—including Walden—that share the CRPTF's interests. The CRPTF is an active, engaged participant in both corporate governance initiatives generally and the Proposal more specifically. Accordingly, EMC's unsupported allegation that the CRPTF is acting as an alter ego of or nominal proponent for Walden does not justify exclusion of the Proposal pursuant to the one-proposal limitation.

## False and Misleading Statements

### Vagueness

Rule 14a-8(i)(3) allows a company to exclude from its proxy statement a proposal that is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements. EMC's first argument under this exclusion is that the Proposal is so vague and indefinite as to be false and misleading. Specifically, EMC focuses on the Proposal's request that the Company make a "greater commitment" to identifying qualified women and minority board candidates, urging that the phrase "greater commitment" provides inadequate guidance to EMC and shareholders regarding the measures necessary to implement the Proposal. This argument is without merit and is contrary to the SEC staff's precedent on this issue.

A "greater commitment" simply means that EMC should do more than it is currently doing to search out and identify qualified female and minority candidates for nomination to EMC's board of directors. EMC must know the steps it is currently taking; anything beyond those would constitute a "greater commitment." EMC's fear that the CRPTF or another shareholder would deem the Company's "greater commitment" as not complying with the Proposal is unfounded. The CRPTF does not have in mind any secret benchmark amount of commitment or other goal that EMC must try to meet without knowing what it is. EMC can implement the Proposal by making any additional effort to locate qualified female and minority board nominees.

Shareholders, for their part, do not know precisely what EMC has done to locate such candidates. What shareholders can tell from the Proposal, however, is that the Proposal is flexible, gives the Company discretion to determine how to manifest a "greater commitment," and does not impose any quantifiable goals or benchmarks on EMC. Thus, shareholders are unlikely to be confused about what the Proposal asks EMC to do.

On several occasions, the SEC staff has rejected the argument made by EMC in an almost identical context. In Associates First Capital Corp. (available Feb. 12, 1999), PepsiCo, Inc. (available Feb. 15, 1994) and Texaco, Inc. (available Mar. 25, 1993), the proposals asked the company to make a "greater effort" or "greater efforts" to search for, review or ensure consideration of qualified female and minority board candidates. In each instance, the company argued that the phrase "greater effort" provided so little guidance to both shareholders and the company that the proposal should be excluded. The SEC staff refused to grant no-action relief on this ground in all three cases.

Specific Statements

EMC next attacks a number of statements in the Proposal as false and misleading on a variety of theories. It is important to note that some of the CRPTF's co-sponsors submitted a slightly different version of the Proposal and that some of the statements of which EMC complains do not appear in the CRPTF's version. Those statements are noted in the discussion below, which follows the format used by EMC in the No-Action Request.

a. These statements do not appear in the version of the Proposal submitted by the CRPTF.

b. EMC complains that the statement, "As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board," implies that the Company does not support diversity and that this lack of support explains the absence of female and minority directors. EMC reads too much into this sentence, which simply sets forth the CRPTF's belief that diversity is important at all levels of a corporation. Subsequent sentences explain the basis for the CRPTF's focus on EMC's board of directors.

Similar arguments have failed in the past to persuade the SEC staff. In PepsiCo, Inc. (available Feb. 15, 1994), the company claimed that the proposal's preamble, which discussed the absence of members of minority groups from the board and the importance of diversity, implied that the company was making minimal or no effort to improve the board's diversity. PepsiCo asserted that the "facts [were] obviously to the contrary" and that the proposal should be excluded. The SEC staff disagreed, declining to grant no-action relief.

c. EMC next challenges the statements, "At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well." EMC does not dispute the fact that all members of its board are white males.

With respect to senior management, the CRPTF examined the list of senior managers appearing on the Bloomberg terminal, as well as the officers listed on EMC's web site, which provides photographs. (An asterisk below indicates an officer who was listed only on Bloomberg, not on the website; accordingly, no photograph was available.) The CRPTF obtained the following information about those officers, all of whom are male unless otherwise indicated:

| | |
|---|---|
| Michael C. Ruettgers, chairman | white |
| Joseph M. Tucci, president/CEO | white |
| William J. Teuber, Jr., executive VP/CFO | white |
| David A. Donatelli, exec. VP/storage platforms ops. | white |
| Erez Ofer, exec. VP/open software ops. | white |
| Frank M. Hauck, exec. VP/customer ops. | white |
| Donald Swatik, VP global alliances | white |
| James Rothnie, senior VP/chief technology officer | white |
| Paul T. Dacier, senior VP/general counsel | unknown* |
| Steve Querner, VP/Asia-Pacific sales | unknown* |
| Polly Pearson, VP/global investor relations | female, race unknown* |

To summarize, the CRPTF determined that all of the members of senior management profiled on EMC's web site are white males. Of the three managers listed on Bloomberg but not appearing on the web site, one is female. All told, only one of these 11 senior managers is female. None of the managers for whom photographs are available is a member of a minority group. The CRPTF concluded from this analysis that EMC's senior management lacks racial and gender diversity.

d. EMC disputes the Proposal's statements that the absence of a woman or member of a minority group on EMC's board contrasts with the practices of most S&P 1500 companies, among whom 9.3% of directorships were filled by women and 7% by members of minority groups in 1999. EMC misuses these figures in its analysis. The figures refer to the total percent of female and minority persons who serve on S&P 1,500 companies. It is not an average of the percent of minorities and females on an average board. EMC points out that from March 1993 to the first quarter of 2001, EMC's seven- or eight-member board included "at least one" woman, giving EMC a 12.5% or 14.3% female board. In a puzzling line of reasoning, EMC claims that if its board did include a director who is a member of a minority group, then 12.5% of EMC's board would consist of members of minority groups, nearly double the S&P 1500 average. Again this misuses the statistic rendering it meaningless.

However, the Proposal focuses not on the past or the future but rather on EMC's board, as it is currently constituted. The SEC staff has declined to require proponents to include data about past board composition in proposals addressing board diversity. See PepsiCo, Inc. (available Feb. 15, 1994) (requiring inclusion and declining to require revision of board diversity proposal despite company's argument that its board had included a non-white director until two years before the proposal was submitted and that the omission of this information made the proposal misleading). It would be highly misleading to shareholders to speculate about the percentages involved in a future, hypothetical board.

As mentioned above, EMC does not challenge CRPTF's assertion that the Company's board includes no female or minority directors. EMC does not dispute the data provided by the Investor Responsibility Research Center regarding the practices of S&P 1500 companies. At present (and at the time the Proposal was submitted), the comparison between EMC and S&P 1500 companies is accurate and not misleading to shareholders; indeed, it helps shareholders put EMC's practices into context and evaluate the merits of the Proposal. The appropriate place for data about past board composition is in EMC's statement in opposition to the Proposal, if EMC believes such information would be persuasive to shareholders.

e. This statement is not in the version of the Proposal submitted by the CRPTF.

f. This statement is not in the version of the Proposal submitted by the CRPTF.

g. EMC objects to a quotation from the corporate governance guidelines of TIAA-CREF, which recommend a "diversity of directors by experience, sex, age, and race." EMC complains that the characteristics in the quotation do not precisely overlap with the characteristics—gender and race—at issue in the Proposal. The point of the quotation, however, is not to state or imply that TIAA-CREF endorses the Proposal or that the Proposal reflects the totality of TIAA-CREF's thinking on board diversity. Rather, the Proposal quotes from TIAA-CREF's guidelines to show that institutional investors believe that it is important for a corporation's board to be sufficiently diverse in terms of gender and race. If the SEC staff believes it would clarify the meaning of the sentence, the CRPTF would not object to revising the sentence to read: "The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for diversity of directors by sex and race, among other characteristics."

h. This statement is not in the version of the Proposal submitted by the CRPTF.

**Violation of Federal Law**

EMC argues that the Proposal is excludable under Rule 14a-8(i)(2) because "implementation of the Proposal may cause the Company to violate Title VII." The basis for EMC's objection is that the Proposal is intended to "give preference to women and minorities as potential candidates for the Company's board" and that it could thus require the Company to "pass over an available male candidate with outstanding experience in the Company's industry to select a less qualified female or minority candidate." (No-Action Request, at 8)

EMC badly misconstrues the plain language of the Proposal. The Proposal focuses on EMC's director search process—the efforts EMC makes to identify potential female and minority board candidates—not the decision whether to nominate any particular person. The Proposal's "Resolved" clauses could not be clearer in this regard. They ask EMC to make a "greater commitment to locate qualified women and minorities as candidates for nomination to the board" (emphasis added) and to describe in a report to shareholders the criteria used to select board members, the process EMC uses for doing so, and any efforts

EMC has made to encourage diversified representation on the board. Thus, the Proposal does not ask EMC to change the process by which it selects from among the pool of identified qualified candidates.

Significantly, the Proposal does not attempt to establish a quota or target for improving EMC's board diversity. In this respect, the Proposal differs from proposals the SEC staff has found to be excludable because they could require the company to violate Title VII. In Apple Computer, Inc. (available Oct. 15, 1992) and Wang Laboratories, Inc. (available Aug. 11, 1992), both of which EMC cites in the No-Action Request, the proposals asked the company to set a goal for the year 2000 of having half or more of the board be composed of female directors. The SEC staff concurred that the proposals could violate Title VII.

In the other two letters relied upon by EMC, Transamerica Corporation (available Mar. 3, 1992) and Sears, Roebuck & Company (available Mar. 3, 1992), the proposals asked for an amendment to the company's charter or bylaws to require that an alternative slate, composed of at least 50% women and members of minority groups, be nominated alongside the board of directors' recommended slate of nominees. Here, too, the SEC staff allowed exclusion on the ground that the proposals would require discriminatory conduct on the part of the companies.

On the other hand, the SEC staff has required inclusion of proposals that, like the Proposal, do not set quotas or targets. For example, in E.I. duPont de Nemours and Co. (available Jan. 27, 1998), the proposal requested that the board "issue a policy publicly committing the company to a more diverse board, a program of steps, and the timeline to move further in that direction" and that a report on diversification efforts be made available. The company argued, as EMC does here, that the "clear intent and effect of the [p]roposal would be to give preference to women and minorities as potential candidates for nomination to the Company's Board," which would violate Title VII. The SEC staff disagreed and declined to grant no-action relief.

Similarly, in Circuit City Stores, Inc. (available Apr. 3, 1998), the proposal asked the company to make a greater commitment to diversity, issue a policy statement committing it to a more diverse board and produce a report on various subjects related to board selection and diversity. Circuit City argued that the proposal would cause it to violate Title VII by requiring it to select directors on the basis of sex and race. The SEC staff did not allow Circuit City to exclude the proposal from its proxy materials.

To conclude, the Proposal would not require EMC to violate Title VII because the Proposal does not address the process by which EMC selects from among potential director nominees. Accordingly, EMC should not be permitted to exclude the Proposal pursuant to Rule 14a-8(i)(2).

## Mootness

Rule 14a-8(i)(10) permits a company to omit a proposal from its proxy materials if the company has substantially implemented the proposal. The SEC staff has required a company to demonstrate that it has already adopted policies or taken actions to address each element of a stockholder proposal in order to show that the proposal has been substantially implemented and may be excluded as moot. See, e.g., Nordstrom Inc. (available February 8, 1995). In addition, the company's policies, practices and procedures must "compare favorably" with the guidelines set out in the proposal. See Texaco, Inc. (available March 28, 1991) ("[A] determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal.")

EMC argues that it has substantially implemented the Proposal because it says it, like the CRPTF, believes in the importance of a board of directors that brings together "diverse backgrounds and experiences" and because EMC's board is already diverse. EMC's beliefs and current board configuration do not, however, constitute substantial implementation of the Proposal.

First, it is clear that EMC and the Proposal define diversity very differently, as evidenced by the fact that EMC claims that a board composed entirely of white men is sufficiently diverse while the Proposal focuses on efforts to locate more women and minority candidates. Second, the Proposal asks the Company to take several concrete steps, which EMC does not even assert it has done. EMC has not taken a single step to manifest a "greater commitment" to identifying qualified women and minority candidates. Most important, the Proposal asks EMC to provide a report to shareholders regarding diversification efforts and the criteria and process EMC uses to select nominees. EMC does not claim to have complied with that request. Accordingly, its actions cannot be said to "compare favorably" with those requested in the Proposal.

In similar circumstances, the SEC staff has found that a company had not substantially implemented a proposal dealing with board diversity. In E.I. duPont de Nemours and Co. (available Jan. 27, 1998), the proposal asked the company to issue a policy statement committing the company to a more diverse board, a program of steps and a timeline, and to make available a report on efforts to encourage a more diverse board. The company argued that the proposal was moot because the company shared the proponent's objective to embody diversity on its board and encourage inclusion of women and minorities. Like EMC, duPont argued that its commitment to diversity was evident in "the history of the Company's selection of candidates for nomination to the Board." E.I. duPont did not assert that it had satisfied the proponent's request for a report, although it argued that some items requested in the report were inapplicable to duPont. The Staff declined to grant no-action relief on mootness grounds.

In conclusion, EMC should not be allowed to exclude the Proposal as moot because EMC has not satisfied a single element of the Proposal.

* * * * *

EMC's objections to the Proposal based on Rule 14a-8(i)(2), (i)(3) and (i)(10) are without merit, and it should not be permitted to omit the Proposal from its proxy materials for the 2002 annual meeting of shareholders in reliance on any of those exclusions. If you have any questions or need additional information, please do not hesitate to call me at (860) 702-3292.

Very truly yours,



Howard G. Rifkin
Deputy State Treasurer

cc: Susan I. Permut
EMC Corporation
Other Proponents


STATE OF CONNECTICUT
TREASURER'S OFFICE

# STATE OF CONNECTICUT
# OFFICE OF STATE TREASURER
# DENISE L. NAPPIER

55 ELM STREET, HARTFORD, CT 06106-1773

PHONE: 860-702-3000 1-800-618-3404
EXECUTIVE OFFICE FAX: 860-728-1290
WEB SITE: WWW.STATE.CT.US/OTT

---

## FACSIMILE TRANSMITTAL SHEET

TO: Maryse Mills (SEC)

FROM: Meredith Miller

FAX NUMBER: (202) 942-9544

phone # (202) 942-1861

DATE: 3/14/02

TOTAL NUMBER OF PAGES, INCLUDING COVER: 12

RE: EMC letter

SENDER'S PHONE NUMBER: (860) 702-3294

SENDER'S REFERENCE NUMBER:

YOUR REFERENCE NUMBER:

☒ AS REQUESTED ☒ FOR REVIEW ☐ PLEASE COMMENT ☒ PLEASE REPLY ☐ FYI



WALDEN ASSET MANAGEMENT
*A Division of United States Trust Company of Boston*



RECEIVED
JAN 25 2002
359
WASH, D.C.


January 24, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities Exchange Commission
450 Fifth Avenue NW
Washington, DC 20549

Re: EMC's letter to the Commission of December 21, 2001 challenging a shareholder resolution on Board Independence

Dear Ladies & Gentlemen:

One December 21st you received a letter from EMC's Susan Permut challenging a resolution sponsored by 4 money management firms requesting that the company take steps to create a independent board.

Ms. Elizabeth Elliott McGeveran of Friends Ivory Sime, has written a full response to EMC's challenge to this resolution.

However, since a portion of the challenge is directly related to the co-sponsorship of the resolution by Walden Asset Management I am adding this letter of comment.

It seems that EMC has done a cut and paste job and challenged all 3 resolutions filed by different investors on similar procedural grounds. In particular, Walden's co-sponsorship of the proposal on Board Independence has been challenged on two grounds.

1. Walden may be excluded as a proponent because it did not send proof of ownership within 14 days.




As noted in Ms. McGeveran's response, EMC's statement is incorrect. Walden did submit a proof of ownership letter from the Bank of New York (see enclosed) and a November 20th letter explaining to EMC that the shares would appear on their books under the street name of CEDE & CO.

EMC goes on to argue that the Bank of New York proof of ownership letter was dated later than the filing letter and that this is a deficiency.

However, the filing date for EMC was November 18th and both the filing letter and proof of ownership were sent and received before that date. In addition, the proof of ownership confirms the shares held by Walden Asset Management had been held for over a year (as required by the SEC Rules).

Obviously if Walden was a shareowner as of November 14th, as stated in the proof of ownership letter and had held the shares for a year Walden was an investor on October 30th, the date on the filing letters. How then is Walden's proof of ownership deficient? Walden was a shareholder for over a year and held the shares on the filing date. What could be clearer?

Since EMC never had a shareholder proposal on its proxy Walden felt they may have been inexperienced prompting their questions for more information. Thus, we went the extra mile to explain how the stock ownership system works in response to a December 7th letter from EMC. EMC's letter alleged further deficiencies but was sent after the first 14 days period was over. In a December 17th letter to EMC's Susan Permut, enclosed in their appendix section, we questioned EMC's logic stating "If a resolution is filed on October 31st and a copy asks for verification a few days later stating it must be provided within 14 days, how can the proof of ownership letter be dated the same day as the filing letter when you gave the sponsor 14 days to send it to you?"

Our logic still stands. EMC is picking at straws and attempting to get the SEC to establish a new precedent with its demand that the filing letter and proof of ownership letter be dated on the same day.

While we did not believe the proof in our first letter was deficient, we included a new Bank of New York letter confirming what EMC already knew from our earlier letters. This included the October 30th filing letter and the November 13th letter amending the resolution confirming that we had been a shareholder for over a year and will continue to be an investor through the stockholder meeting.

2. The second major objection by EMC rests on their theory that Walden is the "true proponent" and others are nominal proponents.

EMC makes this claim in all 3 challenges to the 3 resolutions it received.

The issue has been dealt with in detail in briefs being submitted in reply by the proponents and by Elizabeth Elliott McGeveran, Scott Klinger, Paul Neuhauser and the State of Connecticut.

There is little more to say in response. In fact, the proponents have gone to great lengths to explain to various EMC staff how shareowners do communicate and co-operate in the sponsorship of resolutions.

The 3 issues which resulted in the sponsorship of these resolutions are widely held concerns and need no "chief conspirator" to mastermind the filing. In fact, various proponents worked on the resolutions. This was explained numerous times to EMC whose attorneys deliberately ignored the letters and phone calls explaining how and why the proponents worked together, some taking the lead on one issue and others on a different issue.

It seems that EMC's attorneys have decided to concoct a theory for their own purposes despite the fact that they know this theory is fanciful.

Walden confirms that our representatives held discussions with the other proponents but notes that in a July meeting with EMC a representative from Friends Ivory Sime raised the Board independence issue and followed up with subsequent letters to management regarding this issue. While Walden is proud to be one of the proponents of this resolution and participated in correspondence and conversations with the other proponents this communication is a right under the SEC rules.

The EMC letter goes on in considerable detail to demonstrate the obvious. On page 13 and 14 communications between Walden and its clients are cited, again a proper role for us as their Money Manager and hardly proof of the "nominal proponent" theory. In fact, a number of these clients wrote EMC explaining that their own Mission and Policies mandated that they be active shareholders, letters EMC ignored.

If the SEC were to support EMC's theory it would set a precedent that would cause incredible confusion among active investors who would be unsure of the parameters on their ability to communicate with other investors.

Finally, while EMC states that Walden is the "true proponent" and others are nominal proponents for all 3 resolutions, EMC attorney, Susan Permut, spent one hour on a call to London, England on January 23rd discussing the Independence Board resolution with Elizabeth Elliot McGeveran of Friends Ivory Sime who had identified herself numerous times as a co-ordinator for that resolution. The discussion covered options for dealing with the resolution.

If indeed EMC and Ms. Permut believed FIS was a mere "nominal proponent" it is highly unlikely that they would have had such a substantial call with them without involving Walden.

For these reasons we request that the SEC decline to issue a No Action letter to EMC on this resolution.

Sincerely,



Timothy Smith
Senior Vice President

c.c. Susan Permut – EMC
Resolution Sponsors



WALDEN ASSET MANAGEMENT
*A Division of United States Trust Company of Boston*

November 20, 2001

Susan I. Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Ms. Permut:

This letter is in response to your correspondence dated November 13, 2001 and received by us on November 14, seeking additional clarification and documentation of the proponent of the shareholder resolution addressing board independence. Walden Asset Management (Walden), the socially responsive division of United States Trust Company of Boston, is a named proponent.

As you know, Rule 14a-8 requires that a proponent be either "a record or beneficial owner" of voting securities of the registrant in order to be eligible to submit a shareholder resolution. Walden Asset Management is the "beneficial owner" of 156,883 shares of EMC Corporation as the term "beneficial owner" is used in Rule 14a-8. We hold these shares of EMC Corporation in various investment management accounts for our clients, although record ownership is in the name of CEDE & Co. and custodianship of the securities is in the Bank of New York. Documentation from the Bank of New York verifying that Walden is the beneficial owner of these shares is attached. Further, as stated previously, Walden intends to continue to hold at least $2,000 or 1% of EMC stock through the date of the 2002 Annual General Meeting.

Each of the clients for whom we hold shares of EMC has granted proxy voting discretion to Walden Asset Management. Such discretion is explicit in our investment management agreement, which constitutes the contract with our clients. We therefore have both investment and voting discretion with respect to all 156,883 shares of EMC Corporation.

There can therefore be no doubt that Walden is the "beneficial owner" of all such shares as that term is used in Rule 14a-8. That rule explicitly states that one can prove beneficial ownership by supplying copies of schedule 13D or schedule 13G or schedule 13F. Each of those three schedules is required to be filed with respect to the beneficial ownership of certain securities and beneficial ownership for those schedules is defined in Rule 13d-3(a). It is therefore clear that the definition of beneficial ownership as set forth in Rule 13d-3 is imported into Rule 14a-8. Since Rule 13d-3(a) defines beneficial ownership as possessing security, and since Walden has both with respect to EMC Corporation stock, we most certainly have beneficial ownership for purposes of eligibility under Rule 14a-8.

In addition, you might note that the staff of the Securities and Exchange Commission has issued many no-action letters based on the fact that proponents who have the power to vote the stock are eligible to submit a proposal. See, e.g., Ruddick Corporation (November 20, 1989) (proponent eligible because "they would have the right to vote these securities at the forthcoming annual meeting"); Standard Oil Company of California (February 5, 1979) (same); E.I. Pont De Nemours and Company (February 5, 1991) (proponent not eligible because as trust beneficiary not entitled to vote); Tandy Corporation (August 6, 1990) (same); Diversified Industries (March 19, 1982) (proponent ineligible because he had neither voting power nor investment power under Arizona UGMA).

Walden Asset Management is not filing any other shareholder resolution with EMC Corporation. However, several investment clients are filing a different shareholder resolution in their name. Given our understanding that proponents are permitted to file only one resolution with a company, and to avoid double counting of share positions, Walden has been careful to exclude these clients' shares from this resolution.

I trust this clears up any ambiguity on the issue of documentation of share ownership and the identity of the proponent of the resolution. Should you continue to have concerns, please call me immediately at 617-695-5177.

Sincerely,



Timothy Smith
Senior Vice President

cc: Professor Paul Neuhauser, Esq.

# THE BANK OF NEW YORK

NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N. Y. 10286

November 14, 2001

Susan Permut
Assistant General Counsel
EMC Corp.
35 Parkwood Dr.
Hopkinton, MA 01748-9103

Dear Ms. Permut:

The Bank of New York acts as custodian for United StatesTrust Company of Boston, of which Walden Asset Management is the socially responsive investment division.

We are writing to verify that United States Trust Company / Walden Asset Management currently owns 156,883 shares of EMC Corp. (Cusip # 268648102). We confirm that United States Trust Company/Walden Asset Management has held beneficial ownership of at least $2,000 in market value of the voting securities of EMC Corp., and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact Walden Asset Management directly.

Sincerely,



Michael O'Sullivan
Account Administrator


WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

December 17, 2001

Ms. Susan Permut
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Ms. Permut:

On December 10th I received a FedEx Priority Overnight package which included copies of a series of letters from you dated December 7th. Included was a letter to Walden Asset Management.

You argue that the date of the letter of proof of ownership has to be the same as the filing letter. The SEC Rule does not state this and logic contradicts your position.

For example, if a resolution is filed on October 31st and a company asks for verification a few days later stating that it must be provided within 14 days, how can the proof of ownership letter be dated the same day as the filing letter when you gave the sponsor 14 days to send it to you?

Of course a sponsor can get an additional letter from the bank stating that in the days between the filing letter and the proof of ownership the shares were in the owner's account. But the SEC has never required such a letter and we don't expect they will initiate the requirement this year.

However, to be responsive, the Bank of New York is providing additional clarification on the 2 week period you are questioning. (see enclosed)

We believe the arguments made above are responsive to the points you made in the letter to Walden Asset Management.

*Investing for social change since 1975*
40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (617) 726-7290 Fax: (617) 227-3664

Let me conclude by stating as other sponsors have, that we are perplexed by EMC's combative approval to these initiatives and refuse to talk about the real issues raised in the resolutions.

We stand ready to talk about these issues as I'm sure the other sponsors do.

Sincerely,



Timothy Smith
Senior Vice President



**Trillium**
ASSET MANAGEMENT

Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
*tel* 617-423-6655 *fax* 617-482-6179 *toll-free* 800-548-5684

*Investing for a Better World*

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RE: Shareholder proposal addressing Independent Directors (copy attached), co-sponsored with Friends Ivory & Sime, Inc., Walden Asset Management/US Trust Company of Boston, Calvert Asset Management Co., Inc.

January 25, 2002

Ladies and Gentlemen:

The purpose of this letter is to challenge the argument put forth by EMC Corporation in its 12/21/01 petition for a no-action letter re the shareholder proposal that Trillium Asset Management filed on behalf of our client Anne Slepian on 11/1501, addressing independent directorships. EMC (also referred to herein as "the Company") challenges this proposal on several substantive and procedural grounds. We will limit our comments below to address the procedural challenge to Ms. Slepian's proposal; the remainder of the other substantive and procedural challenges are being addressed by the co-proponents of this proposal in separate correspondence to the Commission.

In Exhibit C, Page S-2 of the 12/21/01 letter (copy attached), EMC acknowledges receipt on 12/1001 of a letter from Anne Slepian authorizing Trillium Asset Management to act on her behalf to file the said proposal. EMC argues that because Ms. Slepian's letter was received after the Company's filing deadline, that neither Ms. Slepian nor Trillium Asset Management "timely submitted the proposal within the meaning of Rule 14a-8(e)."

We contest this interpretation on the following grounds. The Division of Corporation Finance's Staff Legal Bulletin No. 14 (7/13/01) states:

> If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8, generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.

*Boston*
*Durham*
*San Francisco*

In a letter to Trillium Asset Management dated 11/27/01 (attached, with relevant sections outlined in yellow), the Company notified us that it had not received any communication from Ms. Slepian with respect to the proposal, nor any authorization from her indicating that Trillium Asset Management had the authority to file on her behalf. As a result, the Company stated in this letter, EMC would not include any of the Proposals in its proxy materials for the 2002 Annual Meeting. EMC therefore reached this conclusion before giving Trillium Asset Management an opportunity to provide documentation to correct the defect. Nonetheless, after receiving this letter, Trillium Asset Management did correct the defect by forwarding Ms. Slepian's letter within 14 calendar days, as recommended in the above-quoted Rule Interpretation. (As noted above, in its 12/21/01 letter to the SEC, the Company acknowledged receipt of Ms. Slepian's letter on 12/10/01.) It is our position that Trillium Asset Management complied in "curing the [procedural] defect" in a timely manner as required by Rule 14a-8(e), and we ask for your affirmation of our viewpoint by denying EMC the sought-after no-action letter.

On another matter, in its letter to the Commission of 12/21/01, EMC argues that "Walden [Asset Management] is the true proponent of the Proposal and that the other Proponents are merely nominal proponents acting on behalf of or in concert with Walden" (page 11). In addition, EMC argues that "Walden has been responsible for the overall coordination, arranging and masterminding of the proposals" (page 14). Therefore, EMC concludes, the resolution is excludable because "no shareholder may submit more than one proposal to a company for a particular shareholders' meeting."

Consider, however, the following facts that attest to our counter-assertion that Walden Asset Management did not "mastermind" the filings:

Since the Spring of 2001, multiple shareholders have approached EMC for dialogue on the subjects addressed by the three proposals currently before the Company. Both Walden Asset Management and Trillium Asset Management attended the Company's stockholder meeting on May 9, 2001 and engaged with Company management on matters addressed in the proposals. On July 26, 2001, a group of shareholders, some of whom are co-proponents of the current proposals, gathered at EMC to meet with management on these issues. The shareholders represented in addition to Walden Asset Management and Trillium Asset Management were the General Board of Pension and Health Benefits of the United Methodist Church; Trinity Healthcare Systems; Pax World Funds; Friends, Ivory & Sime, Inc. Representatives from Calvert Asset Management and Domini Social Investments sent their regrets and asked to be included in any follow up correspondence. Furthermore, in August 2001 Trillium Asset Management joined in a press conference denouncing a legislative effort heavily supported by EMC that would have allowed Massachusetts-based companies to opt out of holding in-person annual stockholder meetings; in September our firm published an opinion piece opposing this bill on our web site.

Thus while Walden has played a coordinating role from an administrative standpoint, we believe that the record demonstrates substantial previous concern and involvement of Trillium Asset Management and the other engaged shareholders. Our participation in these co-filing these resolutions was not "masterminded" by any single source, be it Walden Asset Management, Freemasons, extraterrestrials, or any of the other usual suspects.

Furthermore, in 1992 the Commission deregulated conversations among shareholders who do not intend to solicit agency authority. See Release 34-31326 (Octoer 26, 1992). If the Staff were to adopt EMC's argument, it would effectively be repealing the Commission's deregulatory rules by making it impossible for shareholders to talk together with the aim of agreeing to file shareholder proposals together. Hundreds of proposals have been jointly filed by separate shareholders without obstruction by the SEC, and therefore we urge you to uphold this right by rejecting EMC's argument.

Sincerely,



Shelley Alpern
Assistant Vice President

Encl.

**Whereas:** Employees, customers, and stockholders have a greater diversity of backgrounds than ever before in our nation's history. We believe that the composition of the Boards of Directors of major corporations should reflect this diversity if our company is going to remain competitive in this new century.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is contrast to many leading companies. A report by the Investor Responsibility Research Center (IRRC) states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

To remain a competitive business leader in an increasingly diverse global marketplace, we must promote the best-qualified people regardless of race, gender, sexual orientation or background. A 1998 American Management Association report states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

Also, we believe that the judgement and perspectives of a diverse board will improve the quality of corporate decision-making. A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

We therefore, urge our company to enlarge its search for qualified board members.

**Resolved:** the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women or minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2002 annual shareholder meeting, to include a description of:

   - *Efforts to encourage diversified representation on the board;*
   - Criteria for board qualification;
   - The process of selecting board nominees;

**Concluding Statement:** We are confident that the management and leadership of EMC share the belief that diversity in its workforce makes the company stronger. EMC's policies and programs supporting diversity are strong and evident. Our company is proud of its equal employment opportunity record and has many creative programs in place to advance EMC's diversity goals. We believe the Board is sensitive to the importance of diversity and wishes to move forward. This resolution is to encourage the Board to declare its intentions as a matter of principle and to describe a plan to move EMC toward a more diverse Board.

## SCHEDULES

Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Company's letter to the Commission to which these Schedules are attached.

Schedule Number 1: **Trillium Asset Management Corporation (on behalf of The Advocacy Fund)** (herein, "Trillium"), 711 Atlantic Avenue, Boston, MA 02111-2809

Trillium submitted the Proposal attached to a letter that was received by the Company on November 15, 2001 (Schedule 1.1). By letter received by Trillium on November 28, 2001, the Company notified Trillium of deficiencies in its submission (herein, the "deficiency letter") (Schedule 1.2). Trillium responded with a letter purporting to address such deficiencies that was received by the Company on December 10, 2001 (Schedule 1.3). Forum Funds and Forum Trust, LLC also responded with letters purporting to address such deficiencies that were received by the Company on December 11, 2001 (Schedule 1.4). These letters as well as proof of receipt of the Company's deficiency letter are attached hereto.

Rule 14a-8(e): The Proposal was submitted by Trillium, purportedly acting on behalf of The Advocacy Fund. In its deficiency letter, the Company notified Trillium that The Advocacy Fund had failed to properly submit the Proposal prior to the November 18, 2001 deadline because the Company had not received any communication from The Advocacy Fund authorizing Trillium to act on its behalf. In the letter received by the Company on December 10, 2001, Trillium attached a letter dated November 15, 2001 from The Advocacy Fund authorizing Trillium to act on its behalf. However, because such letter was received after the November 18, 2001 deadline, the Company believes that neither The Advocacy Fund nor Trillium properly submitted the Proposal by the deadline for submitting a proposal for inclusion in the 2002 Proxy Materials within the meaning of Rule 14a-8(e).

Rule 14a-8(b):

(i) Through its deficiency letter, the Company notified Trillium that it had failed to provide an adequate written statement indicating The Advocacy Fund's intent to continue owning that level of the Company's securities required by Rule 14a-8(b) through the date of the Company's 2002 Annual Meeting of the Stockholders (the "2002 Annual Meeting"), as required by Rule 14a-8(b). Trillium responded by submitting a statement from Forum Funds regarding The Advocacy Fund's intent to continue ownership. The Company believes that Forum Funds' statement does not adequately address this deficiency because The Advocacy Fund (or Trillium on behalf of The Advocacy Fund) should make this statement.

(ii) Through its deficiency letter, the Company notified Trillium that it had failed to submit to the Company an adequate written statement verifying its holdings as of the date of the submission of the Proposal, as required by Rule 14a-8(b). Trillium submitted a statement from Forum Trust, LLC regarding Trillium's holdings of Company securities that was received on December 11, 2001. The statement, however, does not adequately address this deficiency because, according to the Company's records, Forum Trust, LLC is not a record holder of Company securities and because the Company does not believe that Forum Trust, LLC is a "broker or bank" as contemplated by Rule 14a-8(b)(2)(i).

Schedule Number 2: **General Board of Pension and Health Benefits of The United Methodist Church** (herein, "General Board"), 201 Davis Street, Evanston, IL 60201-4118

General Board submitted the Proposal attached to a letter that was received by the Company on November 15, 2001 (Schedule 2.1) and, by letter received by the Company on November 16, 2001 (Schedule 2.2), General Board sought to revise the Proposal. By letter received by General Board on November 16, 2001, the Company notified General Board of deficiencies in its submission (herein, the "deficiency letter") (Schedule 2.3). General Board responded to the deficiency letter by sending a letter to the Company and directing Mellon Trust to submit a written statement regarding General Board's holdings. The Company received both letters on November 30, 2001 (Schedule 2.4 and Schedule 2.5). These letters as well as proof of receipt of the Company's deficiency letter are attached hereto.

Schedule Number 3: **Pax World Balanced Fund, Inc.** (herein, "Pax World"), 4216 Pier Place, Liberty, MO 64068

Pax World submitted the Proposal attached to a letter that was received by the Company on November 15, 2001 (Schedule 3.1). By letter received by Pax World on November 21, 2001, the Company notified Pax World of deficiencies in its submission (herein, the "deficiency letter") (Schedule 3.2). Pax World responded with a letter purporting to address such deficiencies that was received by the Company on November 27, 2001 (Schedule 3.3). The Company responded with a follow-up deficiency letter that was received by Pax World on December 8, 2001 (Schedule 3.4). The Company received a written statement regarding Pax World's holdings of Company securities from State Street on December 13, 2001 (Schedule 3.5). These letters as well as proof of receipt of the Company's deficiency letters are attached hereto.

Schedule Number 4: **Trinity Health**, 29000 Eleven Mile Road, Farmington Hills, MI 48336

Trinity Health submitted the Proposal attached to a letter received by the Company on November 15, 2001 (Schedule 4.1) and, by letter received by the Company on November 15, 2001 (Schedule 4.2), sought to revise the Proposal. By letter received by Trinity Health on November 21, 2001, the Company notified Trinity Health of



EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

Rule 14a-8(i)(3), Rule 14a-8(i)(2),
Rule 14a-8(i)(10), Rule 14a-8(e),
Rule 14a-8(f), Rule 14a-8(b),
Rule 14a-8(c), and Rule 14a-8(i)(11)

December 21, 2001

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Shareholder Proposal co-sponsored by Trillium Asset Management Corporation (on behalf of The Advocacy Fund), General Board of Pension and Health Benefits of The United Methodist Church, Pax World Balanced Fund, Inc., Trinity Health, Tides Foundation, Sisters of Notre Dame de Namur, Sisters of Saint Joseph of Brighton, Connecticut Retirement Plans and Trust Funds, Funding Exchange, The Community Church of New York, Unitarian Universalist Association of Congregations, and Izetta Smith

Ladies and Gentlemen:

This letter is to inform the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it is the intention of EMC Corporation (the "Company" or "EMC") to omit from its proxy statement and form of proxy (collectively, the "2002 Proxy Materials") for the Company's 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting") the shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Trillium Asset Management Corporation (on behalf of The Advocacy Fund), General Board of Pension and Health Benefits of the United Methodist Church, Pax World Balanced Fund, Inc., Trinity Health, Tides Foundation, Sisters of Notre Dame de Namur, Sisters of Saint Joseph of Brighton, Connecticut Retirement Plans and Trust Funds, Funding Exchange,

The Community Church of New York, Unitarian Universalist Association of Congregations, and Izetta Smith (the "Proponents"), pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").[1]

**I. The Proposal**

The Proposal reads as follows:

**Resolved:** The shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women or minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report (4) months from the 2001 annual shareholder meeting, to include a description of:

- Efforts to encourage diversified representation on the board;
- Criteria for board qualification;
- The process of selecting board nominees;

A copy of the full text of the Proposal and Supporting Statement is attached hereto as Exhibit A.[2]

---

[1] Unless otherwise noted, all references herein to rules shall be to Rules promulgated under the Exchange Act.

[2] Trillium Asset Management Corporation (on behalf of The Advocacy Fund), General Board of Pension and Health Benefits of The United Methodist Church, Trinity Health, Tides Foundation, Sisters of Notre Dame de Namur, Sisters of Saint Joseph of Brighton, Funding Exchange, The Community Church of New York, Unitarian Universalist Association of Congregations, and Izetta Smith have all submitted the same copy of the Proposal and Supporting Statement (attached hereto as Exhibit A) and have identified themselves as co-proponents or co-filers of the Proposal and Supporting Statement.

Pax World Balanced Fund, Inc. and Connecticut Retirement Plans and Trust Funds have each submitted a copy of the Proposal identical to that submitted by the other Proponents, as well as a copy of the Supporting Statement that differs in non-material ways from the copy of the Supporting Statement submitted by the other Proponents, and have identified themselves as co-proponents. The Company has attached the form of the Supporting Statement submitted by Pax World Balanced Fund, Inc. and Connecticut Retirement Plans and Trust Funds as Exhibit B. Attached hereto as Exhibit C is a comparison of the two forms of the Supporting Statement.

For purposes of this letter, all of the Proponents are identified as the "Proponents" and the two forms of the "Supporting Statement" are referred to collectively as the "Supporting Statement." Where

## II. Substantive Grounds for Exclusion

The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") concur in its view that the Proposal and the Supporting Statement are excludable from the 2002 Proxy Materials on the basis of the following substantive Rules:

1. Rule 14a-8(i)(3), because the Proposal is vague, rendering it false and misleading in violation of the proxy rules;

2. Rule 14a-8(i)(3), because the Supporting Statement contains misleading statements, rendering it false and misleading in violation of the proxy rules;

3. Rule 14a-8(i)(2), because the Proposal would, if implemented, cause the Company to violate federal law; and

4. Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal.

### Bases for Exclusion

### 1. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal Is Vague, Rendering It False and Misleading in Violation of the Proxy Rules

A shareholder proposal or supporting statement may be omitted under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials." The Staff has consistently recognized that a proposal is sufficiently vague and indefinite to render it materially false or misleading and justify its exclusion under Rule 14a-8(i)(3) in one or both of the circumstances described below.

(a) The Proposal Is Vague and Subjective

A proposal may be excluded where the meaning and application of terms or the standards under the proposal "may be subject to differing interpretations." See, e.g., Fuqua Industries, Inc. (March 12, 1991) (proposal excluded because terms such as "any major shareholder" would be subject to differing interpretations); Exxon Corporation (January 29, 1992) (such terms as "the company" and "considerable amount of money," when left undefined, were vague and indefinite and resulted in exclusion of

---

the differences between the forms of Supporting Statement are relevant to the discussion set forth in this letter, such differences shall be noted.

the proposal without the opportunity to amend); and Phillip Morris Companies (February 7, 1991) (proposal excluded because it used terms requiring subjective determinations, including "advocate," "encourage," and "aiding in any way").

The Company believes that certain terms in the Proposal are subjective, vague and open to a wide array of interpretations. In particular, the Proposal requests that the nominating committee make a "greater commitment" to locate qualified women or minorities, but does not quantify the requisite level of commitment nor provide any definition or guidelines as to how to evaluate current efforts or any future initiatives or additional efforts that may be undertaken. For example, shareholders voting for the Proposal could have varying views as to the sufficiency of the Company's current efforts to identify qualified women and minority candidates, the lengths to which such efforts should extend and what the optimal composition of the Company's Board of Directors (the "Company Board") might be. Accordingly, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(i)(3).

(b) The Proposal Provides No Guidance

A proposal may be excluded where "neither the shareholders voting on the proposal, nor the Company implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions would be taken under the proposal." See Fuqua Industries, Inc. (March 12, 1991). See, e.g., Wendy's International, Inc. (February 6, 1990); Corning Inc. (February 19, 1997); and North Fork Bancorporation (March 25, 1992). As a result, the Staff has noted that "any resultant action by the Corporation would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal." See Jos. Schlitz Brewing Co. (March 21, 1977). See, e.g., Exxon Corporation (January 29, 1992).

Because the term "greater commitment" is subjective and ambiguous as noted above, the Company believes that its shareholders are being asked to approve a proposal that provides no guidelines as to what steps the Company may be expected to take. If the Company were to seek to implement the Proposal, the Company would be left with no indication as to when and under what standard it might be able to nominate individuals to serve as members of the Company Board. Because the Proposal does not quantify the requisite level of commitment nor provide any definition or guidelines as to how to judge when a great enough effort has been made, the Company could increase the level of its current commitment and believe that it is complying with the Proposal while shareholders who voted to approve the Proposal may hold differing views on the optimal composition of the Company Board and may have expected a different level of commitment. Any resultant action by the Company would have to be made without guidance and consequently in possible contravention of the intention of the shareholders who voted in favor of the Proposal. Accordingly, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(i)(3).

**2. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Supporting Statement Contains Misleading Statements, Rendering It False and Misleading in Violation of the Proxy Rules**

Rule 14a-8(i)(3) also provides that a company may omit a proposal from its proxy materials if the proposal or the supporting statement does not comply with Rule 14a-9 or the other proxy rules. Rule 14a-9 prohibits the making of materially false and misleading statements in proxy materials. The Staff has indicated that potentially false and misleading assertions included in supporting statements must either provide the factual support for the statement or be cast in the form of an opinion clearly attributable to the proponent, or be deleted. See, e.g., Rockefeller Center Properties (March 30, 1993); General Motors Corporation (March 9, 1993); and Bristol-Myers Squibb Company (March 8, 1993).

The Company believes that the following statements, drawn from the Supporting Statement, are misleading for the following reasons:

(a) Paragraph 1, sentences 1 and 2, beginning: "Whereas: Employees, customers, and stockholders have a greater diversity of backgrounds...;" and "We believe that the composition..."

Paragraph 1, sentence 1, states that employees, customers and stockholders have a greater "diversity of backgrounds" than ever before. Sentence 2 states that the composition of Boards of Directors "should reflect this diversity." The implication of sentence 2 is that the Company's Directors do not have diverse backgrounds. While it is unclear what is meant by "background" in this context, the Company believes that the assertion is misleading because the Directors do have diverse backgrounds. According to the Company's proxy statement for its 2001 Annual Meeting of Stockholders (the "2001 Proxy Statement"), the Directors range in age from 43 to 71 and previously held or continue to hold positions at various businesses across a number of industries. Each Director brings a unique experience and perspective and all of them have considerable breadth of perspective and diversity in their backgrounds.

(b) Paragraph 2, sentence 2, beginning: "As investors in EMC Corporation,..."

Paragraph 2, sentence 2, states in part: "[We] believe that supporting diversity should be reflected from entry-level jobs to our Board." When this sentence is read in connection with the following two sentences, the implication is that the Company does not support diversity and that such lack of support for diversity is the reason why there are currently no female or minority Directors. The Company does not believe that this proposition is true. The Company does support diversity from entry-level to senior management positions to the Company Board. In fact, most Proponents concede in the form of the Supporting Statement included as Exhibit A that "EMC's policies and programs supporting diversity are strong and evident." It is the Company's view that there is no basis for the misleading implication that the Company is not committed to diversity.

(c) Paragraph 2, sentences 2 and 3, beginning: "At the moment, our Board is composed...;" and "This lack of diversity..."

When Paragraph 2, sentence 2, and Paragraph 2, sentence 3, are read together, the implication is that senior management, like the Company Board, currently has no women or visible minorities. There is no basis for such an argument by implication. While it is unclear which employees are considered "senior management," the Company believes that the argument is false and misleading because the Company has filled a number of officer and other management positions with persons other than "all white men."

(d) Paragraph 2, sentences 4 and 5, beginning: "This is contrast [sic] to many leading companies...;" and "A report by the...".

Sentences 4 and 5 imply that the fact that the Company Board currently has no female or minority directors is "in contrast to many leading companies." The Supporting Statement then notes that, among the companies that comprise the S&P 1500, female directorships stood at 9.3% in 1999 and minority directorships stood at 7% in 1999. The Company believes that this statement is misleading because it overemphasizes the differences between the Company and the S&P 1500. From March of 1993 until the first quarter of 2001, at least one of the members of the 7 or 8-member Company Board (14.3% or 12.5%) was a woman, a percentage greater than the average percentage for the S&P 1500. Furthermore, if the Company adds a minority Director to the current Company Board, the percentage of minority Directors on the Company Board will jump from 0 to 12.5%, a percentage that is nearly double the average percentage for the S&P 1500. As these percentages indicate, it is misleading to suggest that the Company Board is composed in a manner that is substantially different than the composition of the Boards of Directors of the S&P 1500. Therefore, the implication of sentences 4 and 5 is misleading.

(e) Paragraph 3, sentence 1, beginning: "To remain a competitive business leader..."

Sentence 1 states, in part: "[We] must promote the best-qualified people regardless of race, gender, sexual orientation or background." The presence of this sentence is misleading because the Proposal refers to making a greater commitment to locate qualified women or minorities as nominees for the Company Board rather than, as sentence 1 of Paragraph 3 implies, the promotion of the most qualified persons within the Company regardless of race or gender.

Paragraph 3, sentence 1, is also misleading because its presence implies that the Company is not "promoting the best-qualified people regardless of race, gender, sexual orientation or background." There is, however, no basis for such an accusation. It is misleading and impugns the character, integrity and reputation of the Company's senior management. Additionally, the implication is that the Company's senior management is not promoting the best-qualified people because of their race, gender, sexual orientation or background. Furthermore, the statement is misleading and not relevant to the Proposal because it appears to be addressing diversity among employees and not among members of the Company Board.

(f) Paragraph 4, sentence 1, beginning: "Also, we believe that the judgment and perspectives..."

Sentence 1 states, in part: "[We] believe that the judgment and perspectives of a diverse board will improve the quality of corporate decision-making." This sentence implies that the decision-making capabilities of the Company Board, as currently constituted, are deficient. There is no basis for this implication. In August of 2000, the Company was named to Industry Week's list of the World's 100 Best Managed Companies. According to the magazine, the companies on the list "not only consistently demonstrate their ability to grow sales and profits; they also invest in their employees, new technologies, the environment, safety, and their local communities." at http://www.industryweek.com/iwinprint/BestManaged/2000/database/profile288.asp. The Company was also ranked first in computer peripherals on Fortune's list of "America's Most Admired Companies" (February 5, 2001, at www.fortune.com) and was named to Fortune's list of the "100 Best Companies to Work for in America" (January 8, 2001, at www.fortune.com).

(g) Paragraph 4, sentence 3, beginning: "The Teachers Insurance and Annuity Association..."

Sentence 2 is misleading because the quotation appears to correlate "diversity" with "experience, sex, age, and race." However, the Proposal limits its definition of "diversity" to sex and race. As noted above, there is considerable diversity in terms of age and experience on the existing Company Board.

(h) Paragraph 5: "We, therefore, urge our company to enlarge its search for qualified board members."

This paragraph is misleading because (i) when read in conjunction with Paragraph 3, sentence 1, and the rest of the Supporting Statement, it implies that the

Company Board is eliminating women and minorities from the pool of candidates from which it draws nominees for director positions; and (ii) it implies that the Company Board is not making the broadest search for qualified candidates that it can within reasonable limits. It is misleading and impugns the character, integrity and reputation of the Directors to imply that the Company Board would not consider the most qualified candidates regardless of race, gender, sexual orientation or background.

**3. The Proposal May be Excluded under Rule 14a-8(i)(2) Because the Proposal Would, If Implemented, Cause the Company to Violate Federal Law**

The Company believes that the Proposal may also be omitted from the 2002 Proxy Materials because implementation of the Proposal may cause the Company to violate Title VII of the Civil Rights Act of 1964, as amended ("Title VII"). Rule 14a-8(i)(2) allows the omission of a proposal that, if implemented, would require the company to violate any state or federal law of the United States.

Although the Staff has, on occasion, refused to concur in the exclusion of proposals that are similar to the Proposal (see, e.g., Circuit City (April 3, 1998)), the Staff has concurred on multiple occasions in the exclusion of proposals where a company has argued that Title VII prohibits discrimination in hiring and employment matters such that, if the company were to comply with the proposal, race and/or gender would become selection criteria for Board membership. See, e.g., Transamerica Corporation (March 3, 1992) and Sears, Roebuck and Company (March 3, 1992)). In Apple Computer, Inc. (October 15, 1992) and Wang Laboratories, Inc. (August 11, 1992), for example, the Staff concurred in the company's view that a proposal, which advocated that "every good effort be made to secure the services of qualified women as members of the board of directors; [with the] desirable goal [of having] at least half of the Board members [be] women by the year 2000," was discriminatory in violation of Title VII and could be excluded under Rule 14a-8(i)(2).

The implementation of the Proposal may cause the Company to violate Title VII by causing the Company Board to make a greater commitment to locating women and minority candidates. For example, the Proposal may cause the Company to pass over an available male candidate with outstanding experience in the Company's industry to select a less qualified female or minority candidate. Because the intent and effect of the Proposal is to give preference to women and minorities as potential candidates for the Company Board, the Company believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(2).

### 4. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company Has Already Substantially Implemented the Proposal

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." In Exchange Act Release No. 12,598 (July 7, 1976) the Commission stated that the application of Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." The Proposal may be omitted pursuant to Rule 14a-8(i)(10) given the Company's policies and prior actions that address the material elements of the Proposal.

The Staff has not required a company to implement the action requested exactly in all details but has been willing to issue No-Action Letters in situations where the essential objective of the proposal has been satisfied. See, e.g., Masco Corporation (April 19, 1999 and March 29, 1999); Northern States Power Company (February 16, 1995); and E.I.duPont de Nemours and Company (February 14, 1995). In Texaco, Inc. (March 28, 1991), the Staff found a basis under Rule 14a-8(i)(10) for excluding a proposal requesting the company to subscribe to the "Valdez Principals," stating "[i]n the staff's view, a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal."

The Company believes that it has substantially addressed the requests made in the Proposal. The Company believes that the Company Board should be composed of individuals who, together with other qualifications, bring varied perspectives, enriched by diverse backgrounds and experiences, and further believes that the current Company Board is comprised of qualified members who, given their range in age and occupation, bring a diversity of experience and perspective to the management of the Company. Furthermore, the current period since the first quarter of 2001 has been the only period since March of 1993 in which a woman has not been a member of the Company Board. For these reasons, the Company believes that it has substantially addressed the requests made in the Proposal and, accordingly, that the Proposal may be omitted under Rule 14a-8(i)(10).

## III. Procedural Grounds for Exclusion

The Company further respectfully requests that the Staff concur in its view that the Proposal and the Supporting Statement are excludable from the 2002 Proxy Materials with respect to certain of the Proponents on the basis of the following procedural Rules:

1. Rule 14a-8(e), because the Proponent failed to timely submit the Proposal;

2. Rule 14a-8(f), because the Proponent is ineligible to submit the Proposal under Rule 14a-8(b); and

3. Rule 14a-8(c), because no shareholder may submit more than one proposal to a company for a particular shareholders' meeting.

## Bases for Exclusion

### 1. The Proposal May Be Excluded under Rule 14a-8(e) Because the Proponent Failed to Timely Submit the Proposal

In accordance with Rule 14a-8(e), the 2001 Proxy Statement states that shareholder proposals must be received at the Company's principal executive offices by no later than November 18, 2001 in order to be eligible for inclusion in the 2002 Proxy Materials. In addition, because the November 18, 2001 deadline falls on a Sunday, the Proposal must have been received at the Company's principal executive offices by Friday November 16, 2001, the last business day preceding the deadline. See, e.g., The Procter & Gamble Company (August 1, 1983). The Staff has strictly interpreted the timeliness requirements of Rule 14a-8 and has consistently concurred with companies that have decided to omit proposals based on the fact that the proposal was not timely submitted. See, e.g., Chevron Corp. (February 10, 1998); and Gillette Co. (January 12, 1990).

The submissions of Trillium Asset Management Corporation (on behalf of The Advocacy Fund) and Unitarian Universalist Association of Congregations are each excludable from the 2002 Proxy Materials under Rule 14a-8(e) because each Proponent failed to timely submit the Proposal. A more detailed discussion of the deficiencies of the submissions of Trillium Asset Management Corporation (on behalf of The Advocacy Fund) and Unitarian Universalist Association of Congregations, including the basis for excluding the Proposal under Rule 14a-8(e), is provided in Schedule 1 and Schedule 11, respectively (Exhibit D).

### 2. The Proposal May Be Excluded under Rule 14a-8(f) Because the Proponent Is Ineligible to Submit the Proposal under Rule 14a-8(b)

On numerous occasions, the Staff has concurred in a company's omission of shareholder proposals under Rule 14a-8(f) based on a proponent's failure to provide evidence of its eligibility under Rule 14a-8(b). See, e.g., Motorola, Inc. (September 28, 2001); Target Corporation (March 12, 2001); and Johnson & Johnson (January 11, 2001). Furthermore, if a company notifies a proponent of deficiencies in its submission, including the failure to provide evidence of eligibility, then pursuant to Rule 14a-8(f)(1), such proponent must transmit its response correcting such deficiencies no later than 14 calendar days from the date that it received the company's deficiency notice. The Staff has consistently concurred with companies that have chosen to exclude proposals because deficiencies were not remedied within the 14 calendar day timeframe. See, e.g., Eastman Kodak Company (February 5, 2001); McGraw Hill Companies Inc. (November 26, 2001); and Bank of America Corp. (February 12, 2001). Although the Staff has in some instances allowed proponents to correct such deficiencies after the 14-day period, the Staff has done so only upon finding deficiencies in the company's deficiency letter. See, e.g., Sysco Corporation (August 10, 2001) and General Motors Corp. (April 3, 2001). The Company believes that an extension of the 14-day period is not warranted in the present case because the Company's deficiency letter fully complied with the requirements of Rule 14a-8(f)(1).

The list below sets forth the deficiencies under Rule 14a-8(b) in the submissions of the corresponding Proponent. A more detailed discussion of the deficiencies, including the bases for excluding the Proposal as it relates to such Proponent, is provided in the referenced Schedule attached hereto (Exhibit D).

| Proponent | Schedule Number | Deficiency |
|---|---|---|
| Trillium Asset Management Corporation (on behalf of The Advocacy Fund) | 1 | (i) Failure to provide an adequate written statement of intent to continue to hold the requisite Company securities through the date of the 2002 Annual Meeting (Rule 14a-8(b)(2)(i)); and (ii) Failure to submit a written statement verifying its holdings from the "record holder" (Rule 14a-8(b)(2)(i)). |
| Tides Foundation | 5 | (i) Failure to provide an adequate written statement of intent to continue to hold the requisite Company securities through the date of the 2002 Annual Meeting (Rule 14a-8(b)(2)(i)); (ii) Failure to submit a written statement verifying its holdings from the "record holder" (Rule 14a-8(b)(2)(i)); and (iii) Failure to submit a written statement verifying holdings as of the date that the Proponent submitted the Proposal (Rule 14a-8(b)(2)(i)). |
| Sisters of Notre Dame de Namur | 6 | (i) Failure to provide an adequate written statement of intent to continue to hold the requisite Company securities through the date of the 2002 Annual Meeting (Rule 14a-8(b)(2)(i)); (ii) Failure to submit a written statement verifying its holdings from the "record holder" (Rule 14a-8(b)(2)(i)); and (iii) Failure to submit a written statement verifying holdings as of the date that the Proponent submitted the Proposal (Rule 14a-8(b)(2)(i)). |

| Proponent | Schedule Number | Deficiency |
|---|---|---|
| Sisters of Saint Joseph of Brighton | 7 | (i) Failure to provide an adequate written statement of intent to continue to hold the requisite Company securities through the date of the 2002 Annual Meeting (Rule 14a-8(b)(2)(i)); and (ii) Failure to submit a written statement verifying its holdings from the "record holder" (Rule 14a-8(b)(2)(i)). |
| Funding Exchange | 9 | (i) Failure to provide an adequate written statement of intent to continue to hold the requisite Company securities through the date of the 2002 Annual Meeting (Rule 14a-8(b)(2)(i)); (ii) Failure to submit a written statement verifying its holdings from the "record holder" (Rule 14a-8(b)(2)(i)); and (iii) Failure to submit a written statement verifying holdings as of the date that the Proponent submitted the Proposal (Rule 14a-8(b)(2)(i)). |
| The Community Church of New York | 10 | (i) Failure to submit a written statement verifying its holdings from the "record holder" (Rule 14a-8(b)(2)(i)); and (ii) Failure to submit a written statement verifying holdings as of the date that the Proponent submitted the Proposal (Rule 14a-8(b)(2)(i)). |
| Izetta Smith | 12 | Failure to submit a written statement verifying its holdings from the "record holder" (Rule 14a-8(b)(2)(i)). |

Because the Proponents listed above, after receiving adequate notice of deficiency from the Company, failed to satisfy the requirements of Rule 14a-8(b) and because the 14-day period provided by Rule 14a-8(f)(1) for the Proponent to furnish such information to the Company has expired, the Company believes that it may exclude the Proposal as it relates to such Proponents under Rule 14a-8(f)(1).

### 3. The Proposal May Be Excluded under Rule 14a-8(c) Because No Shareholder May Submit More Than One Proposal to a Company for a Particular Shareholders' Meeting

Rule 14a-8(c) provides that a proponent may submit no more than one proposal to a company for a particular shareholders' meeting. In situations where there has been an obvious attempt to evade the one proposal limitation, the Staff has permitted companies to omit all of the proposals. See, e.g., NMR of America, Inc. (May 11, 1993).

Where proponents act in a coordinated or arranged fashion with respect to proposals, the Staff has found such proponents to be a single proponent subject to the one proposal limitation. In reaching such results, the Staff has looked for indications that one proponent is acting on behalf or as an alter ego of or in concert with another proponent. Indicia of "acting on behalf or as an alter ego of or in concert with," which the Staff has recognized as a basis for omission under Rule 14a-8(c), include (i) the admission by a nominal proponent of the proponent's affiliation with another proponent, (ii) the absence of opposition by a nominal proponent to the assertion that such proponent's proposal is in reality submitted for a different proponent, (iii) the overall coordination, arranging and masterminding of multiple proposals by one proponent, (iv) a significant similarity in the language of proposals, supporting statements and cover letters, and (v) the existence of evidence that the true proponent authored, prepared and solicited with respect to multiple proposals. See, e.g., Weyerhaeuser Company (December 20, 1995) (omission of multiple proposals permitted where one of the two proponents did not contest the company's position that the proposals were submitted by a single proponent, the proponents worked together and had the same address, and the language in the proposals and supporting statements was similar); Albertson's Inc. (March 11, 1994) (omission of multiple proposals permitted where two proponents admitted alliance as co-chairs of shareholders' committee, one proposal was submitted on such committee's letterhead and the other was submitted by a proponent as co-chair of the committee, and the language in the cover letters accompanying the proposals and the supporting statements was similar); Dominion Resources, Inc. (December 22, 1992) (omission of multiple proposals permitted where proposals were submitted in direct response to the company's earlier rejection of multiple proposals submitted by one proponent and each proposal bore the same postmark, was sent via certified mail with consecutive serial numbers and appeared to have been prepared using the same typewriter or word processor); Banc One Corporation (February 2, 1993); and TPI Enterprises (July 15, 1987).

Walden Asset Management ("Walden") is a division of the United States Trust Company of Boston ("USTCB"). USTCB is the parent of Boston Trust Investment Management, Inc., which is the adviser to four "socially responsible" funds: Walden Social Balanced Fund, Walden Social Equity Fund, Walden / BBT Domestic Social Index Fund and Walden / BBT International Social Index Fund. A letter from Boston Trust Investment Management, Inc. to the Company, dated November 13, 2001, states that "Walden Asset Management performs shareholder advocacy, proxy voting and other social initiatives for Boston Trust Investment Management." Based on letters received from the Proponents, other correspondence received by the Company relating to the Proposal, and the facts and circumstances related to the foregoing, all as further described below, the Company believes that Walden is the true proponent of the Proposal and that the other Proponents are merely nominal proponents acting on behalf of or in concert with Walden. Moreover, the Company believes that Walden is the true proponent of a second proposal, attached hereto as Exhibit E (the "Second Proposal"), and a third proposal, attached hereto as Exhibit F (the "Third Proposal"), and that the other proponents of each of the Second Proposal and the Third Proposal are also merely nominal proponents acting on behalf of or in concert with Walden.

The principal reasons why the Company believes that Walden is the true proponent of the Proposal and that the other Proponents are merely acting on behalf of or in concert with Walden are as follows:

- The language used in each copy of the Proposal submitted by the Proponents is identical. The form of the Supporting Statement submitted by Pax World Balanced Fund, Inc. and Connecticut Retirement Plans & Trust Funds, which is attached as Exhibit B, is substantially similar to the language used in the form of the Supporting Statement submitted by the remaining Proponents (Exhibit A). The language used in each copy of the Supporting Statement submitted by the remaining Proponents is practically identical. With respect to the majority of the remaining Proponents, it appears as though the page containing the Proposal and Supporting Statement has simply been photocopied. Further evidence that the copy of the Supporting Statement and Proposal submitted by the Proponents were likely generated by the same person is visible from the fact that (i) the typographical error "[t]his is contrast to" appears in ten of the 12 supporting statements to the Proposal, and (ii) the typographical error "2001" appears in eight of the 12 copies of the Proposal as originally submitted. See, e.g., TPI Industries (July 15, 1987).

- Six of the 12 cover letters that the Company received relating to the Proposal are substantially identical and another letter was substantially similar. Moreover, these cover letters are strikingly similar in form and content to the cover letter submitted by Walden on behalf of USTCB in favor of the Second Proposal. The first paragraphs of both cover letters include the phrase "[Our clients / We] believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term." The cover letter sent by Izetta Smith even begins: "I share Walden's belief that companies with a commitment to customers..." The second paragraphs of both cover letters are practically identical and both conclude: "We look forward to hearing from you. We would appreciate it if you would copy us on correspondence related to this matter.... Our best wishes for your continued success in serving all of your stakeholders. Sincerely..."

- Of the three responses received by the Company by electronic mail from Sisters of Notre Dame de Namur, Funding Exchange and The Community Church of New York (sent on December 14, 2001, December 13, 2001 and December 13, 2001, respectively), all three emails are practically identical. Timothy Smith, Senior Vice President of Walden is carbon copied on each such email.

- Of the 12 letters that the Company received from the Proponents, one referred to Walden as the "lead filer and primary contact," one referred to USTCB as the "primary filer," one referred to Timothy Smith, Senior Vice President of Walden, as the "fund manager," two referred to Walden as the "co-filer" and five referred to Timothy Smith of Walden as the "primary contact." Eight of these letters carbon copied Timothy Smith of Walden.

- Of the ten letters that the Company received in support of the claim of beneficial ownership of the Proponents under Rule 14a-8(b)(1), six were written by Walden as "manager and custodian" for such Proponent. In a letter from Walden to the Company, dated November 20, 2001, Walden stated that "each of the clients for whom we hold shares of EMC has granted proxy voting discretion to Walden Asset Management.... We therefore have both investment and voting discretion with respect to all 156,883 shares of EMC Corporation" that Walden holds "in various investment management accounts for our clients..." Walden then states, "there can be no doubt that Walden is the 'beneficial owner' of all such shares as the term is used in Rule 14a-8."

The principal reasons why the Company believes that Walden is the true proponent of the Second Proposal and that the other proponents thereof are merely acting on behalf of or in concert with Walden are as follows:

- The language used in each copy of the Second Proposal and supporting statement thereto submitted by each proponent of the Second Proposal is identical. This is clearly visible from the fact that (i) the typographical error "S, 1797" is used (instead of "S, 1792") in every copy of the supporting statement to the Second Proposal; (ii) the typographical error "modest money" appeared in every copy of the Second Proposal as originally submitted, and (iii) the typographical error "practices policies" appears in every copy of the Second Proposal. On November 13, 2001, Boston Trust Investment Management, Inc. provided a letter to the Company stating "We noticed one typo in the resolution and enclose an amended version on behalf of ourselves and all co-filers." The attached supporting statement was modified to change "modest money" to "modest cost" and asked that all correspondence on this matter be directed to Timothy Smith, Senior Vice President of Walden. See, e.g., TPI Enterprises (July 15, 1987) (omission of multiple proposals permitted where preambles in all proposals were virtually identical and some proposals contained the same typographical error).

- Walden / BBT Domestic Social Index Fund is listed as the "primary filer" in a letter dated October 30, 2001 that was sent to the Company by Boston Trust Investment Management, Inc., which is the adviser to Walden / BBT Domestic Social Index Fund. As noted above, Walden is a division of USTCB, which is the parent of Boston Trust Investment Management, Inc. Of the eight remaining letters sent by the proponents of the Second Proposal to the Company, five state that such proponent of the Second Proposal is filing together with Walden / BBT Domestic Social Index Fund, who is described as the "primary filer."

The principal reasons why the Company believes that Walden is the true proponent of the Third Proposal and that the other proponents thereof are merely acting on behalf of or in concert with Walden are as follows:

- The language used in each copy of the Third Proposal and the supporting statement thereto submitted by each proponent of the Third Proposal is identical. See, e.g., TPI Industries (July 15, 1987).

- Walden submitted a letter to the Company, dated October 30, 2001, on Walden's letterhead in which it stated that USTCB is the beneficial owner of a number of the Company's shares. Timothy Smith, Senior Vice President of Walden, signed such letter. Of the three remaining letters that the Company received from the proponents of the Third Proposal, one referred to Walden as the "co-primary filer" and one referred to Walden as the "co-sponsor."

The foregoing suggests that Walden is the true proponent behind the First Proposal, Second Proposal and Third Proposal. In addition to the foregoing, the Company believes that the following facts and circumstances demonstrate that Walden has been responsible for the overall coordination, arranging and masterminding of the proposals:

- Timothy Smith, Senior Vice President of Walden submitted two letters to the Company, dated October 16, 2001 (Exhibit G) and November 20, 2001 (Exhibit D, Schedule 5.3), respectively. In the letter dated October 16, 2001, Mr. Smith referred to "EMC's diversity initiatives," "corporate governance issues" and "in-person shareholder meetings." Furthermore, Mr. Smith stated as follows: "[a]t present it appears that shareholder resolutions on these three topics will be submitted. We know we speak on behalf of all the resolution sponsors when we say that we hope the submission of these resolutions will be taken in the constructive spirit in which they are meant and that they will lead to a positive dialogue with management. As we had agreed, we will keep you informed of any further actions." In the letter dated November 20, 2001, Mr. Smith purports to address the Company's assertion that Walden is the true proponent of the proposals. Mr. Smith also purports to substantiate the beneficial ownership of both Tides Foundation and Funding Exchange. See, e.g., Banc One Corporation (February 2, 1993) (omission of multiple proposals permitted where the true proponent admitted that he arranged for the other proponents to submit proposals, established the date for filing the proposals, and worked on the text of the other proponents' proposals); and TPI Enterprises (July 15, 1987) (omission of multiple proposals permitted where one of the proponents, using the word "we," advised the company by phone to expect proposals).

- The characterizations noted above of Walden and its affiliates as "primary" or "co-primary" filer or "co-sponsor" with reference to all three proposals.

- The designation by certain of the proponents of all three proposals of Timothy Smith, Senior Vice President of Walden, as the primary contact.

Accordingly, the Company believes that Walden, together with the nominal proponents of each of the Proposal, the Second Proposal and the Third Proposal (with the exception of Trillium Asset Management Corporation (on behalf of Anne Slepian), Trillium Asset Management Corporation (on behalf of Carla Kleefeld), Trillium Asset Management Corporation (on behalf of The Advocacy Fund), Unitarian Universalist Association of Congregations and Izetta Smith) constitute a single proponent subject to the one proposal limitation. All of such Proponents failed to indicate which of the Proposal, the Second Proposal and the Third Proposal they wish to include in the 2002 Proxy Materials after receiving an adequate notice of this deficiency from the Company. Given that the 14-day period provided by Rule 14a-8(f)(1) for such Proponents to inform the Company of any corrections to deficiencies has expired, the Company believes that it may exclude the Proposal as it relates to such Proponents under Rule 14a-8(f)(1). Substantiation for excluding the Proposal as it relates to such Proponent is provided in the Schedules attached hereto (Exhibit D). .

## III. Conclusion

In the event the Staff does not concur with the Company's view that the Proposal and Supporting Statement can be omitted entirely under Rules 14a-8(i)(3), 14a-8(i)(2), 14a-8(i)(10), 14a-8(e), 14a-8(f), 14a-8(b) and 14a-8(i)(c), the Company requests the Staff's concurrence that the form of the Supporting Statement submitted as Exhibit B may be omitted under Rule 14a-8(i)(11). Rule 14a-8(i)(11) allows a company to exclude a proposal if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

As noted earlier, the form of the Supporting Statement attached as Exhibit B, which was submitted to the Company after the form of the Supporting Statement attached as Exhibit A, is substantially identical to the form of Supporting Statement attached as Exhibit A. Exhibit C illustrates the minor differences between the two forms of Supporting Statement. Given that the proposals are identical and that the two forms of the Supporting Statement differ in only minor and unsubstantial ways, the Company intends to exclude the form of the Supporting Statement attached as Exhibit B under Rule 14a-8(i)(11).

Notwithstanding the reference to Rule 14a-8(i)(11), the Company respectfully requests that the Staff concur with its view that it may properly omit the Proposal and the

Supporting Statement from the 2002 Proxy Materials. The Company would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, the Company respectfully requests the opportunity to confer with you prior to the determination of the Staff's final position.

In accordance with Staff Bulletin No. 14, section G.7., all relevant correspondence relating to each Proponent is attached hereto as a schedule to Exhibit D.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to each of the Proponents, informing them of the Company's intention to omit the Proposal and the Supporting Statement from the 2002 Proxy Materials. The Company intends to begin distribution of the definitive 2002 Proxy Materials on or after March 15, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files the definitive 2002 Proxy Materials with the Commission.

Please do not hesitate to contact the undersigned at (508) 435-1000 ext. 77254 with any questions or comments regarding this matter.

Very truly yours,



Susan I. Permut
Assistant General Counsel

cc: Trillium Asset Management (on behalf of The Advocacy Fund)
The General Board of Pension and Health Benefits of the United Methodist Church
The Pax World Balanced Fund, Inc.
Trinity Health
The Tides Foundation
The Sisters of Notre Dame de Namur
The Sisters of Saint Joseph of Brighton
The Connecticut Retirement Plans and Trust Funds
The Funding Exchange
The Community Church of New York
The Unitarian Universalist Association of Congregations
Izetta Smith

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2002

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: EMC Corporation
Incoming letter dated December 21, 2001

The proposal requests that the board take the necessary steps to nominate candidates for director to be elected by shareholders and, when sufficient independent directors are elected to the board, the Audit, Compensation and Nominating Committees be composed entirely of independent directors.

We are unable to concur in your view that EMC may omit the proposal under rules 14a-8(b) and (f). Accordingly, we do not believe that EMC may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that EMC may omit the proposal under rule 14a-8(c). Accordingly, we do not believe that EMC may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that EMC may omit the proposal under rule 14a-8(e). Accordingly, we do not believe that EMC may omit the proposal from its proxy materials in reliance on rule 14a-8(e).

We are unable to concur in your view that EMC may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must:

- revise the sentence that begins "However the EMC Board . . ." and ends ". . . relationships with EMC" to refer to the 2001 proxy statement and to clarify that 5 out of 8 directors were current or former employees;
- delete the sentence that begins "In short . . ." and ends ". . . dominates the Board";
- delete the phrase "and not a rubber stamp for management recommendations";
- recast the sentence that begins "One of the problems . . ." and ends ". . . influenced by management" as the proponents' opinion;
- recast the sentence that begins "It is a conflict . . ." and ends ". . . slate of Directors" as the proponents' opinion; and

- delete the sentence that begins "We are well aware . . ." and ends ". . . by the Board."

Accordingly, unless the proponents provide EMC with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if EMC omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that EMC may omit the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that EMC may omit the proposal under rule 14a-8(i)(8).

We are unable to concur in your view that EMC may omit the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that EMC may omit the proposal under rule 14a-8(i)(10).

Sincerely,



Maryse Mills-Apenteng
Attorney-Advisor